2009 ANNUAL REPORT
STRENGTH THROUGH GROWTH AND DIVERSITY

why
invest in Agrium
An Investment in Agrium Provides
Growth
Agrium is a growth driven company, with nine acquisitions worth $3.5-billion invested in the business over the past five years, with further high return investment opportunities available across the agricultural value chain including brownfield growth expansions, acquisitions and incremental efficiency opportunities in all three business units. Agrium’s annual net sales were almost $10-billion over the past two years, compared to just $2.8-billion five years ago and $1.7-billion ten years ago.
Diversity
Agrium is diversified from a product and service offering, as well as on a geographic basis. We earn returns and gather critical information across the agricultural value chain as we are: 1) the largest Agricultural Retailer in North America; 2) a world-scale Wholesale producer and distributor of all three crop nutrients, including significant international distribution; and, 3) an innovator in the development and marketing of controlled-release products sold into the agriculture, horticulture and other specialty segments.
Financially sound and a solid future
Agrium is in a strong financial position, with $1.4-billion in cash provided by operating activities in 2009, a low net-debt to net-debt-plus-equity ratio of 16 percent and a strong outlook for the crop input market heading into 2010. Crop input demand is expected to be strong in 2010 as growers are expected to respond to low crop nutrient levels in soils and global crop prices and margins that remain well above average. The key drivers that kept global grain demand rising, even during the global recession in 2009, are expected to be even stronger in 2010.

Letter from the President and CEO	2
Letter from the Board Chair	8
Management’s Discussion and Analysis	10
Financial Statements and Notes	96
10 year Financial Highlights	131
Directors and Officers	132
Corporate and Shareholder Information	133

diversity
     and growth
Together, Agrium’s three Strategic Business Units: Retail, Wholesale and Advanced Technologies (“AAT”), cross the agricultural value chain and provide the means to aspire to our vision of being one of the world’s leading providers of agricultural inputs and continually create value for our customers, shareholders and other stakeholders.
     Retail
Agrium’s Retail business unit is committed to helping growers optimize their crop yields and economic returns by providing the right seed, crop protection products, crop nutrients, and application and agronomic services directly to growers. Agrium is by far the largest direct-to-grower agricultural retail operation in North America, with over $6-billion in annual net sales and 826 farm centers across North and South America, operating under the names Crop Production Services in the U.S. and Canada, and Agroservicios Pampeanos in Argentina, Uruguay and Chile. Our farm centers not only provide the crop inputs that growers need to maximize yields and returns but in most cases apply these products for the growers. We utilize the latest equipment and best-management practices and technologies to maximize the benefit for our customers.
     Advanced Technologies
AAT produces and markets technologically advanced products including environmentally friendly controlled-release nutrients and micronutrients for sale to the broad-based agriculture, specialty agriculture, professional turf and ornamental markets worldwide. Given the growth rate envisioned for these products and potential new product development, AAT has strong growth potential over the medium term.
     Wholesale
Agrium’s Wholesale division produces, markets, and distributes the primary crop nutrients: nitrogen, phosphate, and potash, to agricultural and industrial customers around the world. Our Wholesale business unit has over eight million tonnes of crop nutrient production capacity from operations that span North and South America, Europe, and Argentina. Agrium has significant competitive advantages and growth opportunities in each of the three main nutrients.

Nitrogen (N) — With an annual capacity of over five million tonnes, and 11 facilities in Canada, the U.S., and Argentina, Agrium boasts positional advantages of competitively priced gas supplies in Alberta and Argentina as well as transportation advantages from being in close proximity to key end-markets.
Potash (K) — Agrium’s world scale Vanscoy, Saskatchewan facility has a capacity of just over two million tonnes, with long term high quality reserves, and access to International markets through Canpotex and significant expansion plans.
Phosphate (P) — Agrium has an annual capacity of just over one million tonnes, through two vertically integrated facilities and mines in North America. The phosphate facilities benefit from an in-market, transportation advantage.

solutions
for a growing world
Agrium is a leading agricultural products and services corporation. A principle global producer and marketer of agricultural nutrients and industrial products, along with the technological innovation, production, and marketing aptitudes of AAT, Agrium is well positioned in terms of growth opportunities, diversity, and product expansion. Together, Agrium’s three Strategic Business Units: Wholesale, Retail, and AAT provide the means to aspire to our vision of being one of the world’s leading providers of agricultural inputs and continually create value for each of our stakeholders.
We are a community oriented corporation commited to sustainability; Agrium supports more than 800 local and global non-profit groups. Our CEO, CFO, Senior VP of Business Development and Chief Legal Officer have won numerous Canadian awards over the past few years including Business Person of the Year, CFO of the Year, Top Dealmaker and one of Canada’s 100 most powerful women, respectively. Agrium has been consistently named one of Alberta’s Top 50 Employers and Best Places to Work. In 2009, we were recognized as one of the Top 100 Employers in Canada and one of Alberta’s Fastest Growing Companies.
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Letter from the President & CEO

Michael M. Wilson
The economic downturn that started in late 2008 continued through most of 2009 and impacted virtually all sectors and countries. Even amid these tough market conditions, Agrium delivered the third highest net earnings in our history, thanks in large part to our product and geographic diversity and the growth we have delivered over the past four years. Contributions from Wholesale nitrogen and Retail crop protection and seed products were particularly strong this year and market conditions for potash, phosphate and other products expected to improve significantly in 2010. I believe Agrium is in the best position within our sector to capture the rebound in crop input demand and margins anticipated in 2010.
Growth and diversity
Agrium’s vision is to be one of the world’s leading providers of inputs for plant growth, creating value for all of our stakeholders. The key long-term drivers for our businesses include: 1) a growing global population; 2) above average Gross Domestic Product (“GDP”) growth in developing countries, which drives demand for higher protein diets and larger global grain consumption; and, 3) increased demand for crops used for fuel and fiber. Agrium is a growth-oriented company, continually seeking high-return investment opportunities and enhanced product development through our controlled release technologies to better meet our customers’ needs and add shareholder value.
To complement our solid earnings, Agrium’s share price has been performing relatively well. As of February 25, 2010, our share price was 43 percent above the average achieved in 2009. This compares favorably to the Dow Jones Industrial Average index, which as February 25, was only 16 percent above the 2009 average. Agrium’s share performance over the same time period also compares favorably to the majority of our peers.
Agrium made significant progress in achieving its key corporate goals and growth plans in 2009; I believe the fact that we were able to accomplish so much during the economic recession, speaks to the strength and flexibility of our people and organization. The year’s key growth milestones included moving forward with tripling the production capacity of the Egypt nitrogen facility, making solid progress on the proposed brownfield expansion at our Vanscoy potash mine, the integration of Retail’s UAP Holding Corp. (“UAP”) acquisition, achieving significant additional growth in the number and geographic reach of our retail farm centers, and substantially growing Advanced Technologies’ (“AAT”) controlled-release production capacity.
Our proposed acquisition of CF Industries Holdings, Inc. (“CF”) represents a strong strategic fit, significant synergies and, we believe, an excellent return for both Agrium and CF shareholders. When we first announced our bid for CF, some shareholders voiced concern that it might signal a movement away from our focus on the continued growth of our Retail, potash production and AAT businesses. As demonstrated by our growth milestones in 2009, we are committed to growing all parts of
2      Agrium   |   2009 Annual Report

our business at the right time and with the right investment return profile. While the CF acquisition is clearly an important growth opportunity, we have always been very clear that our goal is to grow across the agricultural value chain — something we will continue to do in accordance with our 2010 and five-year goals. While we remain convinced of the merits of combining Agrium and CF, I assure you we will maintain our financial discipline in the process.
Agrium’s range of businesses and products is unique in the sector, providing us with a broader range of high-potential growth opportunities across the value chain and throughout the business cycle. We have identified medium-term growth targets for each of our business units including:

Grow Retail’s EBITDA to $1-billion through acquisitions across North and South America, continued improvement in efficiencies, and growing Retail’s sales and margins, with particular focus on the seed business and broadening private label product offerings and market penetration;

Expand the Wholesale division by acquiring CF, triple the Egyptian nitrogen facility, significantly grow our potash production capacity, and pursue other production based acquisitions, partnerships, and global growth opportunities; and,

Double our AAT earnings through growth in ESN® (“ESN”) capacity and sales and global expansion of controlled-release products.
Agrium’s growth across the value chain
As illustrated in the graph below, Agrium has delivered on its strategy to grow across the agricultural value chain over the past five years, through the expansion of all three of our strategic business units. We have invested over $3-billion to complete six Retail acquisitions located across North and South America. Wholesale has closed on two acquisitions, gained a significant interest in an existing low-cost Egyptian nitrogen facility and completed an expansion at our Potash facility in 2005. AAT was created in 2006, and since then has concluded three acquisitions and significantly expanded our controlled-release capacity and product reach.
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2009 Performance in review
The combination of a global recession, tight international credit and the significant deflation in commodity prices that started in late 2008 and continued through much of 2009 created significant uncertainty and price and volume volatility this year. These forces negatively impacted grain and oilseed prices as well as crop input prices and demand. In fact, they led to one of the largest declines in crop nutrient application rates in the U.S. and globally, which led to lower prices for all three crop nutrients. The matter was compounded by abnormal weather across most of North America in 2009, which further impacted North American application rates. The late, wet spring delayed planting progress and reduced crop nutrient and crop protection demand. This also contributed to the latest harvest on record in the U.S., which severely contracted the fall fertilizer application season.
As a direct result of these factors, our net earnings in 2009 were $366-million, compared to the record $1.3-billion in 2008 and $441-million in 2007. Consolidated net sales were $9.1-billion in 2009, compared to $10.0-billion in 2008 and $5.3-billion in 2007. Our 2009 EBITDA was $823-million, down from the record $2.3-billion in 2008 and $888-million in 2007. However, cash flow generated from operations was a record $1.4-billion in 2009, compared to last year’s previous record of $1.0-billion. We ended 2009 with a net-debt to net-debt-plus-equity ratio of 16 percent, compared to 31 percent at the end of 2008. We lowered this ratio significantly even after investing $513-million in acquisitions and other growth-oriented investment expenditures in 2009, due to the significant reduction in our non-cash working capital.
Retail unit
2009 was a challenging year for Retail from an earnings perspective. Gross profit was down 17 percent and 2009 EBITDA was $266-million — about half of last year’s record $560-million. The reduction in EBITDA was a result of the largest decline in crop nutrient volumes in U.S. history and an unprecedented pressure on crop nutrient margins, due to the significant carryover of high-cost product sold from the fall of 2008 into a much lower price environment in 2009. We moved through our high-cost crop nutrient inventory position without incurring inventory write-downs in 2009, and all indications suggest growers will return to normal application rates in 2010.1 As a result, Agrium’s Retail business unit is well positioned for what is expected to be a strong 2010.1 We also expect to realize the full $115-million in annual synergies from the UAP acquisition in 2010 and beyond with our Retail’s successful completion of the integration of UAP this year. A key benefit from our diversity was demonstrated by our ability to largely maintain gross profits similar to last year’s levels for our chemical, seed, and application businesses in a very difficult environment.
Wholesale unit
Wholesale EBITDA in 2009 was $607-million — the fourth highest in our history — in a challenging year with lower crop nutrient prices across the board and reduced sales volumes for potash in particular. We achieved solid contributions due in part to our competitive advantages in all three nutrients and our product and geographic diversity. Nitrogen was the largest contributor to Wholesale’s gross profit in 2009, as demand for that product was strongest among the three nutrients. This was a result of growers’ limited ability to postpone nitrogen applications (as they did with potash and phosphate) without an immediate negative impact on yield. Potash sales volumes were less than half last year’s levels due to lower demand globally, but margins averaged over $200 per tonne and this product contributed 27 percent of Wholesale’s total gross profit in 2009.
Advanced Technologies unit
Advanced Technologies EBITDA in 2009 was $22-million, down from $50-million in 2008 and $29-million in 2007. The economic recession led to fewer U.S. housing starts, lower consumer spending and reduced expenditures by golf courses, all of which impacted AAT’s turf and ornamental sales. Although our sales volumes for ESN — our controlled-release product for agricultural markets — were up in relation to 2008, net sales and margins were impacted by the same price pressure as other crop nutrients in 2009. The outlook for next year bodes well due to increased ESN production capacity in 2009 and 2010, improved crop margins and crop input demand, and anticipated improvement in the general economy in 2010.
(1) See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
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Outlook for 2010
We expect global economic conditions to continue to improve in 2010, which should support a higher rate of growth for agricultural commodities and enhanced market conditions for products from our AAT business unit. Demand for crop nutrients and crop protection products is expected to be supported through 2010 as corn, soybean and numerous other crop prices and cash margins are expected to stay well above historical levels. Furthermore, spring demand in North America in particular is anticipated to show a significant rebound as growers are expected to return to more normal application rates after drawing down soil nutrient levels for an unprecedented two years in a row.
We anticipate North American nitrogen production to continue to benefit from the competitive cost position of natural gas prices relative to European and Ukrainian formula-based contracts. Throughout 2010, we anticipate a strong rebound in demand for each of the major crop nutrients along with further stability and clarity in the potash markets.
2009 scorecard and 2010 priorities
Setting and measuring goals is an important aspect of Agrium’s strategic planning process and is integral to our focus on continuous improvement. Each year, goals and key performance measures are identified at the corporate, business unit levels and employee level. We review our top corporate goals every year and report to you how well we did in achieving those goals. The 2009 priorities and results are outlined below:
To fully integrate UAP into our Retail unit, including our superior Environmental, Health, Safety, and Security (“EHS&S”) systems, capture $80-million in synergies in 2009, and be in a position to realize the full synergies of $115-million by December 31, 2010.
Our Retail operations successfully and fully integrated UAP into our existing Retail operation across all systems in 2009. The integration included such items as a common pay and performance management system, point of sale software, integration of proprietary products, as well as re-branding all UAP farm centers under the Crop Production Services name. We captured $55-million of the targeted $80-million in synergies in 2009. We captured the expected SG&A savings and synergies with the acquisition, as well as the targeted synergies associated with our crop protection business in 2009. Given the dramatic volatility in nutrient prices, however, the forecasted benefits from synergies in our crop nutrient business were offset by price and volume reductions due to competitive price pressures. We believe we will be in a position to realize the full annual synergies of $115-million in 2010.1
To determine the feasibility of debt financing, re-permitting and ultimately completing two additional urea trains at the MISR Fertilizer Production Company S.A.E. facility in Egypt.
In mid-December, we announced that a subsidiary of MISR Fertilizer Production Company S.A.E. — the Egyptian Nitrogen Products Company S.A.E. (“ENPC”) — secured $1.05-billion of non-recourse project financing from a syndicate of Egyptian and regional banks to allow ENPC to proceed with constructing the second and third production trains at the existing facility with completion by 2012. Such financing allows us to participate in the significant expansion of this world-class facility with no further equity injection from Agrium and the benefit of a long-term competitively priced gas position and prime access to world markets. Construction was started in the fourth quarter of 2009.
To progress our brownfield expansion project, including the preparation and development of the potash reserves in our Vanscoy South Block to supply the expansion, procure long lead-time equipment, and complete engineering on expansion to Class III estimate status.
Agrium made considerable headway in 2009 on the brownfield expansion project aimed at increasing capacity at our potash mine in Vanscoy, Saskatchewan, by 750,000 tonnes. We procured long lead-time mining equipment and continued development of our potash reserves at our South Block section of the Vanscoy mine. We executed an Engineering, Procurement and Construction (“EPC”) contract in December, 2009 with a joint venture with SNC Lavalin Inc. and PCL Industrial Management Inc. to complete the engineering and project cost estimate, with a final decision on whether to proceed with the expansion to be made by Agrium’s Board in late 2010. We expect the majority of the expansion to be completed in 2014, achieving the full 2.8 million tonnes of annual production capacity in 2014-2015.
(1) See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
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To complete a capacity expansion of our polymer-coated, environmentally smart nitrogen product, ESN, at Sylacauga, Alabama and start construction of a new ESN in-market coating facility.
AAT commenced construction of the new 110,000 tonne capacity ESN coating facility at New Madrid, Missouri, in early 2009. This facility was placed into service ahead of schedule and is now operational. In addition, we expanded our Sylacauga complex by 18,000 tonnes of ESN in 2009. We also expanded our capacity to produce Duration CR® - our patented polymer-coated fertilizer product line targeted to the turf, ornamental and specialty agriculture markets — by 8,000 tonnes in the first quarter of 2010 at our Sylacauga facility.
To identify international expansion opportunities for proprietary Advanced Technologies products.
In April 2009, AAT exercised an option to acquire 50 percent of the issued and outstanding shares of Hanfeng Slow-Release Fertilizer (Canada) Co. Ltd., further expanding the relationship with Hanfeng Evergreen, a sulfur-coated urea producer in China. To broaden acceptance of our AAT proprietary products, we have been actively performing field trials in China, South America and Europe. Yield enhancements in these regions have been consistent with those in North America, and we expect to accelerate product marketing and acceptance.
To enhance forecasting capabilities in working capital and cash flow in order to optimize Agrium’s liquidity and balance sheet strength.
During 2009, we improved our cash flow and working capital forecasting processes, including improved predictability of immediate cash requirements and upcoming short-term liquidity position as well as longer-term working capital needs. We expect this to provide greater predictability and flexibility in order to maintain a strong balance sheet, while optimizing liquidity.
To continually improve Environment, Health, Safety and Security performance.
Agrium places paramount importance on the safety and protection of our employees, the environment and the communities in which we operate. Our ultimate goal with respect to sustainability is to have an increasingly positive impact on stakeholders while helping feed the world responsibly. Agrium sets specific EHS&S measures each year to ensure we remain focused on this key objective. We integrate these goals into our broader annual goal setting and scorecard processes, and monitor performance as part of a continuous improvement process.
Of the eight major EHS&S goals we set out at the beginning of 2009, we met or exceeded six of them. We are particularly proud of our ongoing efforts to improve workplace safety and reduce work-related accidents and injuries. Overall, 2009 was our best year ever; our resulting employee workplace total recordable injury/illness index was well below both our target and last year’s level, although the measure for contractors remained above our target this year. We also met our goal on the important environmental incident rate goal, with a 27 percent improvement over last year.
2010 priorities
Our key priorities in 2010 will be:

Realize the full $115-million in synergies from the UAP acquisition;

Continue to move forward with the acquisition of CF, including the nomination of Agrium’s slate of directors to CF’s Board;

Continue to grow the Retail business through acquisitions in North and South America;

Make a final decision on the brownfield expansion project at our potash mine at Vanscoy, Saskatchewan and to make sufficient progress on the project to maintain the current timelines for completion;

Progress the expansion at the Egypt nitrogen facility such that the two additional nitrogen trains are completed by the first half of 2012;

Reach full production capacity at the New Madrid ESN coating facility and grow AAT through international exposure and expansion;

Implement IFRS with minimal disruption to the business, external reporting or stakeholders; and,

Continued improvement of EHS&S performance.
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Social responsibility
Agrium continues to grow on a global basis, as do our efforts to support Corporate Social Responsibility initiatives. For example, in 2009 we launched our Caring for Our Watersheds program across western Canada and Colorado, and we have plans to continue expansion in North America in 2010. We also provide aid to Africa to help sustain food production through research and product donation and continue to work with non-profit organizations to restore and protect natural habitats. Additional information on our efforts to improve economic, social and environmental performance will be available in our 2008-2009 Sustainability Report.
Over the last few years, Agrium has not only increased its ability to supply nutrients and other crop protection products to growers, we have also increased our product offerings and capacities. Our controlled-release products help protect the environment while increasing grower profitability and efficiency. These products have significant business growth potential in both agricultural and non-agricultural markets, as improved plant growth and yield potential are the primary outcomes of their use.
Ultimately, Agrium remains well positioned to contribute to growing the world’s food supply for a growing world population.
Increasing stakeholder value: now and in the future
Agrium truly embodies this year’s theme of Strength through Growth and Diversity. We do not believe in ‘growth for growth’s sake’; rather, we base our decisions on the aim of increasing value for our stakeholders — our shareholders, customers, employees and the broader communities in which we operate.
We endeavor to deliver the best possible returns to our shareholders, support our customers with high-quality products and services, and demonstrate our corporate and social responsibility locally and internationally. We have over 10,000 employees, and we constantly strive to make Agrium a more rewarding, enjoyable and fulfilling work environment. Our employees take pride in the important role of helping to nourish a growing world at many levels.
On the heels of the recession in 2009 and the residual effects of 2008’s market crash and difficult economic environment, we still had our third best year yet: a true testimony to our company and our employees. We look forward to 2010 being a rewarding year marked by increasing demand, improved grower sentiment and a return to a more normal, healthier global economy. I would like to thank all of our employees for their dedication and contributions over the past year, and our Board of Directors, who continue to offer valuable perspective and advice as we grow Agrium.
Each of our three business units is well positioned to meet the resurgence of demand throughout the agricultural and nutrient markets. I am confident in leading Agrium — a profitable corporation full of opportunities — as we endeavor to fulfill our strategic goals through 2010.
Michael M. Wilson
President & CEO
February 25, 2010
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Letter from the Board Chair

Frank W. Proto
Dear Fellow Shareholders:
Agrium’s Board of Directors is committed to accountability, integrity, honesty, and respect. With these principles in mind, and Agrium’s well-defined and understood strategy of diversity and growth, everything we undertake has a “clear line of sight to that strategy”. It is the Board’s responsibility to ensure that management identifies business risks and, as much as possible, provide the appropriate responses that will mitigate such potential risks. In the current uncertain economy, it may not be feasible to foresee every event that could impact Agrium. However, with Agrium’s disciplined approach for identifying and ranking such risks, we are comfortable that we are well positioned to manage a wide range of possible events.
Despite the ongoing economic recession of 2008, 2009 has been a very busy year for your company. The ongoing commitment to the acquisition of CF, multiple farm center acquisitions, as well as the brownfield potash expansion at Vanscoy Saskatchewan, attest to only some of the positive developments your company has been active in this year. The successes throughout 2009 demonstrate our ongoing dedication to Agrium’s strategy. We strive to execute all business decisions with the underlying principle of transparency and integrity, as part of our goal to produce the best possible company and long-term results, for our shareholders and indeed all of our stakeholders.
Superior corporate governance is a top priority at Agrium. We view good corporate governance as having the proper set of processes, customs and policies, which allow us to ensure accountability, fairness and transparency in the Company’s relationship with all of its stakeholders, comprising shareholders, customers, employees, management, government, and the community. Good corporate governance is a multi-faceted function that includes a proper system of checks and balances in areas such as information flow and critical corporate actions. This often includes procedures for reconciling what, at times, may be conflicting interests of our various stakeholders. The Board is ultimately responsible for representing shareholders’ interests and the long-term optimization of returns by guiding the Company’s strategic direction while considering the best interests of all stakeholders.
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Corporate governance rating groups continued to recognize Agrium’s Board of Directors in 2009. Agrium’s Board placed 18th out of 158 S&P/TSX Composite Index listed companies in the Globe and Mail’s “Board Games” report, and Agrium received a “AA” Board Shareholder Confidence Index rating from the University of Toronto’s Joseph L. Rotman School of Management. Agrium also outperformed all of the companies listed on the S&P/TSX Composite Index with a 100 percent rating on the Institutional Shareholder Services’ (ISS) Corporate Governance Quotient rating system. As well, Agrium received a 9.5-out-of-10 from Governance Metrics International (GMI), the independent, New York-based, corporate governance research and ratings agency.
The Board is pleased that management continues to ensure the Company’s financial reporting and disclosure is in accordance with best practices while complying with the requirements of the U.S. Sarbanes-Oxley Act of 2002 (SOX), the New York Stock Exchange (NYSE) for foreign issuers and the corporate governance standards of the Toronto Stock Exchange (TSX) for Canadian companies.
The Board remains focused on strong corporate governance and how it relates to the goals and objectives that have been established for Agrium over the long-term, and I want to thank all Board members for their dedication and leadership in 2009. I also want to extend a special thank you to Agrium’s executive team and all employees for their extraordinary efforts to advance our businesses during a volatile and challenging year. I look forward to working with this great team of people in 2010 once again, as we continue to deliver value to all of our stakeholders.

Frank W. Proto
Board Chair
February 25, 2010
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strategy
and growth opportunities
This Management’s Discussion and Analysis of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance.
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Management’s Discussion and Analysis
February 25, 2010
Inside the MD&A

Forward-looking statements	12
Executive summary	14
Corporate mission, vision and strategy	15
Retail business unit	18
Wholesale business unit	26
Advanced Technologies business unit	44
Other business unit	49
Outlook	51
Key business sensitivities	54
Consolidated performance	55
Financial condition	61
Liquidity and capital resources	62
Outstanding share data	68
Off balance sheet arrangements	68
Financial instruments	69
2009 fourth quarter Management’s Discussion and Analysis	72
Accounting estimates and new accounting standards	75
Enterprise risk management	81
Environmental protection requirements	89
Controls and procedures	92
Forward-looking statements	93
This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the three years ended December 31, 2009. The reader should consider the cautionary notes regarding forward-looking statements (page 93) and the consolidated financial statements and related notes (pages 99 to 130).
Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, and our significant equity investments and joint ventures.
The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).
All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.
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Forward-looking statements
Certain statements and other information included in this MD&A constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
Disclosures made under the heading “Outlook”;

Our 2010 key corporate goals, including expansion and growth of our business and operations;

Key drivers for our business and industry trends;

The amount and type of future capital expenditures and capital resources;

Future cash requirements and long-term obligations;

Business strategies and plans for implementing them;

Future crop input volumes, prices and sales;

Availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

Risk mitigation activities; and,

Our future results and plans, including any expected benefits received from our recent and proposed acquisitions.
Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:
General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; availability of credit; and access to capital markets;

Changes in government policies and legislation regarding agriculture, safety, environment, greenhouse gas and others, including potential imposition of changes to price controls on crop nutrients in certain markets;

Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and ability to transport or deliver production to markets;

Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost in inventory between the time of purchase and sales;

General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets and availability of credit; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian MISR Fertilizer Production Company S.A.E. (“MOPCO”), Argentine Profertil nitrogen facilities, and South American retail operations;
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Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets; technological changes; and other factors; and,

Risks associated with our proposed acquisition of CF Industries Holdings, Inc. (“CF”) or any other proposed or completed business acquisitions, include the inability to successfully integrate the acquisition or if such integration proves more difficult, time-consuming or costly than expected. Other risks of the proposed CF acquisition include CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction; the failure of CF stockholders to elect Agrium’s nominees as directors of CF at its 2010 annual stockholder meeting; that the costs of integration in the event that the acquisition is completed are higher than expected; the increased indebtedness that we would incur or assume as a result of the acquisition; the risks associated with our inability to obtain access to CF’s non-public information and the cooperation of CF management; the possibility that the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or realized within the expected time frame, which could be impacted by future levels of crop nutrient prices and volumes as well as raw material cost; and the potential for disruption from the proposed transaction to make it more difficult to maintain relationships with customers, employees and suppliers.
All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements and by stated or inherent assumptions. The key assumptions made in connection with these forward-looking statements include the following assumptions as well as those set out in the forward-looking statements section on pages 93-95 hereof:
Grain and nutrient benchmark prices in 2010 are expected to remain above historic levels, with significantly less price volatility in 2010 than in 2009;

Crop nutrient, crop protection and seed markets are expected to return to more normal volumes in 2010 compared to 2009, and price volatility for the major retail crop input products is also expected to return to a more normal range in 2010; and,

High operating rates are expected for the majority of our facilities in 2010, with the exception of routinely scheduled turnarounds at several plants.
The above items and their possible impact are discussed more fully in the relevant parts of this MD&A including the sections headed “Key Business Sensitivities” and “Business Risks”.
Although we believe these assumptions are reasonable, investors should not place undue reliance on forward-looking statements or their key assumptions, which apply only as of the date of this MD&A. There can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements whether as a result of new information, future events, or otherwise.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not recognized under generally accepted accounting principles (“GAAP”), including net earnings before interest expense and taxes (“EBIT”) and net earnings before interest expense, income taxes, depreciation, amortization and asset impairment (“EBITDA”). Please review the discussion of non-GAAP measures on page 60 when referring to these measures.
13      Agrium   |   2009 Annual Report

Executive summary –
Strength through growth and diversity
2009 in review
2009 was a challenging year for the crop nutrient market, with prices and margins for all crop nutrients coming off the high levels achieved in 2008. After a significant increase in crop input prices in 2008, crop nutrient prices and volumes registered some of the largest declines in history. Furthermore, crop nutrient application rates experienced unprecedented declines in North America and globally. In the last quarter of 2009, the industry saw strengthening crop prices and signs that North American growers were returning to more normal crop nutrient application rates. We anticipate that demand for crop nutrients and other crop inputs will return to more normal levels in 2010, and that this will provide an opportunity for Agrium to better demonstrate its true earnings potential across all of its business units and products.
2009 | Consolidated financial performance
In 2009, Agrium’s consolidated net earnings were $366-million compared to the record $1.3-billion in 2008 and slightly lower than the $441-million in 2007. The lower earnings were a result of the significant decline in prices for all crop nutrients and lower demand for potash and phosphate products in the first half of 2009. EBIT was affected by the same fundamentals, declining to $581-million in 2009 from $2.0-billion in 2008 and $715-million in 2007.
Consolidated gross profit in 2009 was $1.9-billion compared to $3.2-billion in 2008 and $1.6-billion in 2007. This was due primarily to lower crop nutrient prices and margins in our Retail business unit and, in Wholesale, the decline in demand and margins particularly for potash and phosphate products.
We generated $1.4-billion in operating cashflows in 2009 and ended the year with a cash position of $933-million. Our net-debt to net-debt-plus-equity ratio was 16 percent as of the end of the year compared to 31 percent at the end of 2008.

Agrium’s takeover bid for CF
Agrium submitted an initial proposal to CF’s board to acquire CF for a combination of cash and stock on February 25, 2009. The offer has been modified several times over the past year and is still outstanding. To date, CF’s board has refused to engage with us, despite the fact that in two separate votes 62 percent of CF’s shareholders tendered their shares to our offer. We have announced that we will be nominating two candidates to CF’s board at their 2010 annual shareholder meeting, which is expected to take place in the spring of 2010. Only two of CF’s directors are up for election this year since CF has staggered board elections. We believe that the combination of Agrium with CF would create a global leader in crop nutrients, with the addition of over five million tonnes of nitrogen capacity and over two million tonnes of phosphate capacity to our current portfolio, as well as further significantly expanding our wholesale distribution footprint.
The key value drivers for this acquisition include annual estimated synergies of $150-million; our expectation that North American nitrogen will maintain its current cost competitiveness given the difference between North American and European natural gas prices; and, the opportunity to strengthen our phosphate business with strong Central Florida assets, and the opportunity to significantly augment our U.S. distribution assets.
14      Agrium   |   2009 Annual Report

Our corporate mission, vision and strategy
Our mission
“Providing Ingredients for Growth.”
Our vision
“To be one of the world’s leading providers of inputs for plant growth by creating value for each of our stakeholders.”
In pursuing our Mission and Vision, Agrium has become one of the world’s largest publicly traded agricultural retailers and producers of crop nutrients. Our products and services play a fundamental role in helping farmers nourish our growing world.
Growth has always been a cornerstone of our strategy. The result of this strategy and our actions is evident in the recent growth and diversity we have achieved across all three of our operating business units: Wholesale, Retail and Advanced Technologies (“AAT”). Agrium’s level of diversity and rate of growth are among the key aspects that differentiate us from our peers. We evaluate each investment according to our three guiding principles: provide value-added growth, add stability and depth to our earnings and invest in a counter-cyclical manner. We are able to invest in a counter-cyclical fashion due to our focus on the entire value chain. Counter-cyclical investing involves deploying cash flows from the more cyclical parts of our business into more stable and higher growth activities during peak cycle conditions and using cash from our more stable businesses to reinvest in more cyclical activities during trough cycle conditions.
As a fundamental driver to the continued success of our Company, our focus on growth is reflected in each of our core strategic goals:

1 |	To invest and grow across the agricultural value chain;

2 |	To establish and/or maintain a low cost-to-serve wholesale position; and,

3 |	To diversify geographically.
Behind each of these goals is a commitment to financial discipline and to our stakeholders including our customers, investors, suppliers, employees and the communities in which we operate. For more details on our commitments to the environment and the communities in which we operate, please refer to our 2007 Sustainability Report currently available at www.agrium.com, and our 2009 Sustainability Report, which will be available in mid-2010.
Strategic Business Units
We operate and report our business through three strategic business units, each of which has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy.
Retail | We are the largest direct-to-grower distributor of crop nutrients, crop protection products and seed in the U.S. We also have significant retail operations in Canada and Argentina, as well as farm centers in Uruguay and Chile. The acquisition of UAP Holding Corporation (“UAP”) in May 2008 significantly expanded the number of retail farm centers and dramatically increased the size of the seed and crop protection product business, including private label brands for these products. As of January 2010, Agrium operated 826 retail centers, 37 terminals and 18 distribution centers in North and South America.
2009 net sales were $6.2-billion compared to $5.5-billion in 2008 and $2.5-billion in 2007. Gross profit was $1.2-billion in 2009 compared to $1.4-billion in 2008 and $676-million in 2007. The significant decline in gross profit in 2009 versus 2008 was due primarily to the decrease in crop nutrient margins resulting from the carryover of high cost inventories from 2008 that were sold in 2009. Gross profit from crop protection products and from seed and other were all higher than last year, which helped in stabilizing earnings and partially mitigating the decline in crop nutrient gross profit.
15      Agrium   |   2009 Annual Report

Wholesale | Our Wholesale unit produces, markets and distributes nitrogen, phosphate and potash for agricultural and industrial customers around the world. Our facilities, operations and investments are located in Canada, the U.S., Argentina, Egypt and Europe. Agrium has production capacity of 8.4 million tonnes of the primary crop nutrients, which includes nitrogen, potash, phosphate and sulphate crop nutrient products—a number that represents about 3 percent of global capacity. In addition, we marketed 2.7 million tonnes of crop nutrient products purchased for resale through our extensive distribution system in North and South America as well as Europe.
Wholesale’s 2009 net sales were $3.0-billion compared to $4.7-billion in 2008 and $2.8-billion in 2007. Gross profit was $642-million in 2009 compared to $1.8-billion in 2008 and $874-million in 2007. The reduction was due primarily to the significant decline in crop nutrient prices from the record high level reached in 2008 and a significant reduction in potash sales volumes, partly due to the prolonged Chinese contract negotiations.
Advanced Technologies | We are a leader in developing and marketing controlled-release nutrient technologies that offer customers economic value and environmental advantages. These products are used in broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide. In the U.S. and Canada, we are successfully marketing our ESN® (“ESN”) controlled-release products for commodity crops such as corn, wheat and potatoes.
AAT’s 2009 net sales were $304-million compared to $352-million in 2008 and $249-million in 2007. Gross profit was $54-million in 2009 compared to $79-million in 2008 and $55-million in 2007. A weaker American economy resulting in fewer U.S. housing starts, lower consumer spending, and reduced product purchases by golf courses in 2009 affected AAT’s turf and ornamental results. Although ESN sales volumes were up in relation to 2008, net sales and related margins were negatively impacted by lower average realized prices for ESN and other controlled-release products due primarily to the overall decline in the price of urea.
The “Other” business unit is Agrium’s non-operating business unit where we record the elimination of inter-segment transactions and corporate expenses. Inter-segment transactions are primarily related to sales of crop nutrients to our Retail and AAT units from our Wholesale unit.
16      Agrium   |   2009 Annual Report

Net Sales and Gross Profit by Business Unit and Product

	Year ended December 31
	2009		2008
	Net	Gross	Net	Gross
(millions of U.S. dollars)	Sales	Profit	Sales	Profit

Retail
Crop nutrients	2,522	212	2,718	627
Crop protection products	2,638	648	2,115	576
Seed, services and other	1,004	322	683	223

Total Retail	6,164	1,182	5,516	1,426

Wholesale
Nitrogen	1,247	412	1,815	712
Potash	333	174	816	632
Phosphate	436	38	847	421
Product purchased for resale	816	(37)	971	(42)
Other	187	55	237	68

Total Wholesale	3,019	642	4,686	1,791

Advanced Technologies	304	54	352	79
Other inter-segment eliminations	(358)	65	(523)	(73)

Total	9,129	1,943	10,031	3,223

17      Agrium   |   2009 Annual Report

     Retail
strength in market and product growth
In 2009, our Retail operations accounted for 67 percent of Agrium’s consolidated net sales, 61 percent of our gross profit and 32 percent of total EBITDA.
18      Agrium   |   2009 Annual Report

Strategic Business Unit | RETAIL
Agrium is the largest agricultural retailer in the U.S. We also have retail operations in Argentina, Canada, Uruguay and Chile. Our Retail business strives to provide growers with a one-stop shop for the products and services they need to optimize crop yields and financial returns. Retail works with growers to identify the best management practices that adhere to their cropping, soil and climate specifications. This approach helps growers optimize economic returns while protecting the environment and meeting society’s needs for safe, healthy, affordable food. To accomplish this, we offer our farm customers the latest technologies, products and experience with a commitment to environmental responsibility. We also apply a majority of the products we sell to growers’ fields using the latest equipment, standards and technology.
Retail | Strategy
In 2009, the key priority for our Retail business was to complete the integration of UAP and capture the targeted synergies, while continuing our focus on providing superior customer service. Our overall Retail strategy is grounded in five key principles that continue to guide our actions: 1) a commitment to a strict program of performance management, with detailed attention to customers and employees; 2) the organic growth of the business in general, with particular emphasis on the seed business and our own private label brand product lines which include Loveland crop protection products and Dyna-Gro seed; 3) building relationships with leading growers in each of our markets, allowing us to grow along with these customers; 4) focusing expansion in prime agricultural regions; and, 5) optimizing returns from economies of scale across all products, systems and services.
Retail | Key developments
In addition to purchasing 24 retail farm centers from the U.S. co-operative, Agriliance, we acquired 23 retail outlets in Western Canada in 2009 and 10 more in early 2010. We also opened two new retail outlets in Uruguay. As part of our focus on continuous improvement, our retail operations are constantly looking at buying, consolidating and re-organizing our retail outlets across our geographic locations to optimize customer service and operating efficiencies.
Much of our effort this year focused on the successful integration of the 2008 UAP acquisition, which added strength and diversity to Agrium’s overall business portfolio and financial position. The Retail business continues to be a solid source of cash flow and growth for Agrium. In 2009, Retail produced an EBITDA of $266-million and achieved $55-million in synergies compared to targeted synergies of $80-million for 2009. We did not achieve our full synergy target this year because of the challenges in the retail crop nutrient market. In 2010, we expect to meet the full target of $115-million in annual synergies from the UAP acquisition.[1]

We re-branded all of our U.S. and Canadian retail outlets under the Crop Production Services name in 2009.

(1)	See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
19      Agrium   |   2009 Annual Report

Retail | Financial results
Retail net sales rose to $6.2-billion in 2009 compared to $5.5-billion in 2008 and $2.5-billion in 2007. However, gross profit declined to $1.2-billion in 2009 compared to $1.4-billion in 2008 and $676-million in 2007. The decline from last year can be attributed primarily to the significant drop in nutrient margins and demand. EBITDA for 2009 was $266-million compared to $560-million in 2008 and $210-million in 2007. The Retail sector has relatively high selling expenses, which tend to vary directly with sales activity. As a result, it is important to measure EBITDA, and EBITDA as a percent of net sales, in addition to gross margins for the Retail business.
20      Agrium   |   2009 Annual Report

Retail Performance

	Year ended December 31
(millions of U.S. dollars)	2009	2008	2007

Net sales	6,164	5,516	2,466
Cost of product sold	4,982	3,997	1,790
Inventory and purchase commitment write-down	—	93	—

Gross profit	1,182	1,426	676
Selling expenses	882	788	442
General and administrative	61	59	21
Depreciation and amortization	103	80	33
Other expenses (income)	(27)	19	3

EBIT	163	480	177

EBITDA	266	560	210
EBITDA AS PERCENT OF NET SALES (%)	4	10	9

Retail expenses
Retail selling expenses rose to $882-million in 2009 compared to $788-million in 2008 and $442-million in 2007. The higher expenses were due primarily to the inclusion of a full year of the UAP business in 2009 versus eight months in the previous year.
At 14.3 percent, total selling expense as a percentage of net sales for 2009 was unchanged from last year and lower than the 17.9 percent in 2007.
Crop nutrients: Products and services
Crop nutrient net sales accounted for 41 percent of our total Retail net sales in 2009. Agrium provides a full line of crop nutrient products in liquid and dry forms, including nitrogen, phosphate, potash, sulfur and micronutrients. We typically mix crop nutrients in custom blends based on requirements by field and customer objectives.
Our Retail operations procure crop nutrient products at market prices from a variety of producers and wholesalers, including inter-segment purchases from the Wholesale unit. In 2009, our North American Retail operations purchased approximately 14 percent of their crop nutrients from our Wholesale operations.
21      Agrium   |   2009 Annual Report

Crop nutrients: Financial results
Crop nutrient net sales were $2.5-billion in 2009 compared to $2.7-billion in 2008 and $1.5-billion in 2007. The slight decrease in 2009 over the previous year was due primarily to the decline in crop nutrient prices and margins in 2009 compared to the previous year.
Total gross profit for crop nutrients was $212-million in 2009 compared to $627-million in 2008 and $335-million in 2007. Crop nutrient margins on a percentage basis were 8.4 percent in 2009 compared to 23.1 percent achieved in both 2008 and 2007. The significant decline in gross profit in 2009 was due to the large volume of high-cost fertilizer inventories carried over from the previous year and sold into the lower price environment in 2009. It is anticipated that both crop nutrient margins and volumes will return to more normal levels in 2010 as the high-cost inventory position built up in late 2008 was depleted by the fourth quarter of 2009. In addition, corn prices and per acre margins are expected to be well above average in 2010.

	Year ended December 31
(millions of U.S. dollars)	2009	2008	2007

Crop nutrients
Net sales	2,522	2,718	1,453
Cost of product sold	2,310	1,998	1,118
Inventory and purchase commitment write-down	—	93	—

Gross profit	212	627	335
Gross profit (%)	8.4	23.1	23.1

Crop protection products
Net sales	2,638	2,115	619
Cost of product sold	1,990	1,539	438

Gross profit	648	576	181
Gross profit (%)	24.6	27.2	29.2

Seed
Net sales	731	432	206
Cost of product sold	579	361	166

Gross profit	152	71	40
Gross profit (%)	21	16	19

Services and other
Net sales	273	251	188
Cost of product sold	103	99	68

Gross profit	170	152	120
Gross profit (%)	62	61	64

Total net sales (a)	6,164	5,516	2,466
Total cost of product sold	4,982	3,997	1,790
Total inventory and purchase commitment write-down	—	93	—

Total gross profit	1,182	1,426	676

(a)	International Retail net sales were $196-million (2008 – $331-million; 2007 – $260-million) and gross profit was $25-million (2008 – $72-million; 2007 – $49-million).
22      Agrium   |   2009 Annual Report

Crop protection products:
Products and services
Crop protection products accounted for 43 percent of Retail net sales in 2009. This product group includes herbicides, fungicides, adjuvants and insecticides that help growers maximize yields by optimizing crop health and reducing losses to weeds, diseases and insects. Glyphosate is the largest crop protection product we sell, accounting for approximately 20 percent of our total crop protection sales in 2009.
We are the largest distributor of crop protection products in the U.S. We purchase both brand name and generic products from key suppliers and market over 200 proprietary branded products under the Loveland Products, Inc. (“LPI”) brand name across North and South America and in approximately 30 other countries worldwide. We own and operate three blending and formulation facilities in Greeley, Colorado, Billings, Montana, and Greenville, Mississippi. These plants produce our LPI-branded adjuvants, herbicides, insecticides and fungicides with a total production rate of just over 250 million pounds per year.
Crop protection products:
Financial results
Crop protection net sales increased to $2.6-billion in 2009 compared to $2.1-billion in 2008 and $619-million in 2007. The majority of the increase was due to the full-year inclusion of UAP’s significant crop protection products business, which Agrium acquired in May 2008.
Total gross profit for crop protection products increased to $648-million compared to $576-million in 2008 and $181-million in 2007. Gross profit in 2009 was higher than the previous year primarily due to the inclusion of a full year of UAP. However, even after accounting for this fact, gross profit was relatively strong despite the challenges in 2009, which included much lower crop prices and reduced seeded crop acreage in the U.S., a drought in Argentina and severe pressure on glyphosate prices. Crop protection product margins on a percent basis were 24.6 percent for 2009 compared to 27.2 percent for 2008 and 29.2 percent for 2007.
Glyphosate sales accounted for approximately 20 percent of Retail’s crop protection sales revenues in 2009 and 2008. Glyphosate volumes suffered as a result of lower use of the product for no-till burn-down activity as growers reverted to more traditional tillage methods to control weeds in the first three quarters of 2009. Volumes were also lower due to the late, wet spring and late harvest in 2009, and the impact of product carried over from the previous year as farmers had pre-purchased product ahead of the large price increases in 2008. Meanwhile, increased availability of cheaper, generic products placed downward pressure on glyphosate prices.
Plant health products such as fungicides experienced a significant reduction in sales volumes compared to 2008. The decline in use of these products was a result of lower crop prices, particularly during the summer of 2009, and a resulting trend among farmers to choose lower-priced conventional methods over the most current and technologically advanced health products.
Seed, services and other:
Products and services
For growers, Agrium’s farm centers are an important source of the latest seed products and information within the over $15-billion U.S. seed industry. We procure seed from major global suppliers, offering their branded seed as well as our own Dyna-Gro brand. In selecting Dyna-Gro seed, Agrium’s seed specialists match a variety of strengths with specific soil and growing conditions within each market. The seed segment continues to be an intense area of focus for Retail as it has the potential for the highest levels of organic growth with values for these products continuing to rise.
23      Agrium   |   2009 Annual Report

To help our customers achieve optimal results from their crop nutrient and crop protection product purchases, Agrium offers services such as product application, soil and leaf tissue testing and analysis, and crop scouting. Employing a large fleet of application equipment, we apply crop nutrients and crop protection products at optimal rates.
As part of our commitment to optimizing application rates and minimizing losses during crop input applications, we also operate a wireless network of weather stations across our western region that collect field-specific weather data and monitor soil moisture conditions. Proprietary software interprets this data to predict plant diseases and insect infestations. Our crop advisors then develop specific “just-in-time” crop protection recommendations. This is particularly important given how quickly insects or diseases can reduce yields of many crops produced in this region.
Seed:
Financial results
Seed net sales were $731-million in 2009 compared to $432-million in 2008 and $206-million in 2007. Although the increase in net sales was due primarily to the full-year inclusion of UAP’s business, 2009 saw continued strength in seed sales as farmers looked to use new products that offer higher yield potential and improved per-acre returns. Seed gross profit was $152-million in 2009 compared to $71-million in 2008 and $40-million in 2007. Dyna-Gro branded seed accounted for 20 percent of our total seed sales in 2009.
Services and other products:
Financial results
Net sales for services and other products was $273-million in 2009 compared to $251-million in 2008 and $188-million in 2007. This increase was driven primarily by the full-year inclusion of UAP’s business, as application revenues in the spring and summer were below expected levels due to unfavorable weather, lower crop prices and reduced fungicide applications. Gross profit was $170-million in 2009 compared to $152-million in 2008 and $120-million in 2007.
24      Agrium   |   2009 Annual Report

Retail | Quarterly results
As we market our products and services directly to the agriculture sector, Agrium’s Retail business is seasonal. From a sales and gross profit perspective, the second quarter—the spring crop input application period in North America—is by far Retail’s highest quarter. Due to slower sales activity during the winter months, the first quarter has historically been Retail’s weakest earnings quarter.
Retail Quarterly Performance

	2009				2008				2007
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales – Domestic	662	1,157	3,118	1,031	916	1,482	2,422	365	454	345	1,087	320
Net sales – International	76	70	30	20	106	112	84	29	101	82	60	17

Total net sales	738	1,227	3,148	1,051	1,022	1,594	2,506	394	555	427	1,147	337
Cost of product sold	549	973	2,551	909	701	1,178	1,839	279	376	293	869	252
Inventory and purchase commitment write-down	—	—	—	—	93	—	—	—	—	—	—	—

Gross profit	189	254	597	142	228	416	667	115	179	134	278	85
Gross profit (%)	26	21	19	14	22	26	27	29	32	31	24	25

Gross profit by product
Crop nutrients	46	31	117	18	60	160	335	72	83	48	159	45
Crop protection products	98	169	304	77	133	191	223	29	56	50	52	23
Seed, services and other	45	54	176	47	35	65	109	14	40	36	67	17

EBIT	(57)	31	283	(94)	(54)	121	409	4	39	17	142	(21)
EBITDA	(30)	57	307	(68)	(32)	148	431	13	47	26	150	(13)

25      Agrium   |   2009 Annual Report

Wholesale
product diversity with a global footprint
In 2009, our Wholesale operations accounted for 30 percent
of Agrium’s consolidated net sales, 33 percent of our gross profit and 74 percent of total EBITDA.
26      Agrium   |   2009 Annual Report

Strategic Business Unit | WHOLESALE
In 2009, our Wholesale unit produced 3.7 million tonnes of nitrogen, 0.9 million tonnes of potash, 0.9 million tonnes of phosphate and 0.5 million tonnes of sulphate and other crop nutrient products. We also marketed and distributed over 2.7 million tonnes of these products for agricultural and industrial customers around the world through our purchase for resale business. In 2009, Agrium’s Wholesale operations achieved net sales of $3.0-billion and gross profits of $642-million.
With production facilities across North America, Argentina, as well as a significant equity investment in a world-scale facility in Egypt, plus an ever-increasing North American presence through brownfield expansions, Agrium’s Wholesale division is a reflection of our commitment to building strength through growth and diversity.
One of Wholesale’s primary competitive advantages lies in our broad market presence and customer accessibility. Our extensive distribution and terminal storage network, particularly across North America, with more than 83 terminals and warehouses with crop nutrient storage capability of 1.2 million tonnes, over 3,600 railcars under long-term lease, as well as pipeline and barge access, ensures that our products are properly positioned to service our extensive customer base.
Wholesale | Operational geography

Nitrogen production
Solution production
Phosphate production
Phosphate mine
Potash production
Potash mine
Granulation production
Ammonia pipeline system
Anhydrous ammonia storage
Solution storage
Dry storage
Blend storage
Engro distribution
U.S. sales office
Wholesale head office
CMF subsidiary/sales office
CMF head office
Roma
Redwater
Fort Saskatchewan
Joffre
Standard
Calgary
Carseland
Kamloops
Granum
Vanscoy
Ft. Macleod
Watson
Clavet
Bloom
Kapuskasing
Kennewick
Leal
Conda
Garner
Early
Marseilles
Homestead
Niota
Meredosia
Newton
North Bend
Mt. Vernon
Paducah
Lynchburg
West Sacramento
Denver
Wilmington
Hartsville
Florence
Americus
Tifton
Bainbridge
Borger
North America
Common Market Fertilizers S.A. (CMF) ***
Lubeck
Rostock
London
Ghent
Emden
Buchholz i.d.N
Antwerpen
Brussels
Rouen
Reims
Porto Nogaro
La Pallice
Savona
Bordeaux/Blaye
Angoulême
Ravenna
Pleven
Damietta (MOPCO)**
Europe & Africa/Middle East
San Nicolas Import Terminal (Profertil)
Bahia Blanca (Profertil S.A.)*
South America

* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina

** 26 percent interest in MISR Fertilizer Production Company, S.A.E. (MOPCO) in Egypt.

*** 70 percent equity position in Common Market Fertilizers S.A. (CMF) in Europe.

27      Agrium   |   2009 Annual Report

By prudently pursuing our long-term strategy of investing and growing across the value chain, Agrium’s Wholesale unit has assembled a substantial, diversified and increasingly global network of assets—from potash and phosphate mines in North America, to domestic and international nitrogen production facilities to an extensive and growing global fertilizer storage and distribution system.
The primary end consumer for our Wholesale products is the agriculture market—in particular, growers of grains, oilseeds and other crops who want to optimize returns through crop yields and quality. Agricultural buyers account for about 85 percent of our Wholesale sales. The rest of our sales support a broad range of industrial uses. For example, urea is used in the production of resins in the lumber industry, potash for the recycling of aluminum, and phosphates as a retardant material to prevent the spread of forest fires.
2009 Wholesale Capacity, Production and Sales

(thousands of product tonnes)	Capacity		Production	Sales

Nitrogen volumes
North America
Canada	3,345		2,477	1,417
U.S.	1,273		678	1,807
International (a)	635		498	542

Total	5,253		3,654	3,766

Potash Volumes
North America
Canada	2,050		875	56
U.S.	—		—	411
International	—		—	296

Total	2,050		875	763

Phosphate volumes
North America
Canada	660	(b)	555	576
U.S.	421	(b)	370	428
International	—	(b)	—	—

Total	1,081	(b)	925	1,004

Other volumes
North America
Canada	350		351	218
U.S.	265		129	283
International	—		—	66

Total	615		480	567

(a)	Only indicates 50 percent of Profertil’s capacity.

(b)	Capacity for SPA and MGA is reported in cargo weight.
Wholesale strategy
Agrium’s Wholesale strategy focuses on being a leading marketer of all major fertilizer products in our target markets, backed by lowest cost-to-serve positions. We strive to achieve this by focusing on continuous improvement to the base business, growth in our manufacturing and distribution business to both increase and stabilize earnings, and further international diversification. Critical to our success are continuous improvement in environment, health, safety, and security performance; the attraction, engagement, and retention of our employees; partnerships to grow our business with customers and suppliers; and our commitment to the communities in which we operate.
28      Agrium   |   2009 Annual Report

Wholesale | Key developments
In early 2009, we completed a share swap providing Agrium with a 26 percent equity investment in an Egyptian nitrogen company. The existing Egyptian nitrogen facility has an annual capacity of 675,000 tonnes of urea and 80,000 tonnes of net trade ammonia and a competitively priced gas contract. This negotiated settlement with the Egyptian government offset a significant portion of the impact of the cancelled construction of our majority-owned EAgrium nitrogen project in 2008. Agrium reported equity earnings of $20-million for its interest in Egypt for the eight months it contributed to 2009 earnings. In December 2009, Agrium announced that Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly owned subsidiary of MISR Fertilizer Production Company S.A.E., had secured $1.05-billion of non-recourse project financing from a syndicate of Egyptian and regional banks. This will allow ENPC to proceed with tripling of the existing nitrogen facility in Damietta, Egypt by 2012.1 The total annual production at the site will be expanded to 1.95 million tonnes of urea and 150,000 net tonnes of trade ammonia, of which Agrium will also have a 26 percent equity interest. Agrium also has an associated off-take contract to market all of export tonnes from the two new expansion trains. Under the financing plan, Agrium will not be required to put any further equity into the project.
Wholesale is committed to the acquisition of CF as we believe it would create a global leader in crop nutrients, with the addition of over five million tonnes of nitrogen capacity and over two million tonnes of phosphate capacity to our portfolio, as well as significantly expand our wholesale distribution footprint. The key value drivers include annual estimated synergies of $150-million, our expectation that North American nitrogen will maintain its current competitiveness, and the opportunity to strengthen our phosphate business with strong Central Florida assets.
We continued to move forward with a significant brownfield expansion at our existing Vanscoy potash mine. This is expected to expand our production capacity by approximately 40 percent or an additional 750,000 tonnes, subject to final project approval by our Board of Directors, which is expected in late 2010. An Engineering, Procurement and Construction contract was recently executed with a joint venture comprising SNC Lavalin Inc. and PCL Industrial Management Inc. to further develop the engineering and ultimately complete the expansion. Most of the construction work on the capacity addition is expected to be completed in 2013 and 2014. While some incremental capacity and related additional production is expected in late 2013, the majority of the capacity expansion is expected to be available in 2014. The full 2.8 million tonnes of annual production capacity is expected to be achieved in 2015.1

(1)	See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
29      Agrium   |   2009 Annual Report

During the first quarter of 2010, we deferred development of our greenfield potash mine project based in Saskatchewan. Many factors influenced this decision, including high capital costs, an easing in the global potash supply/ demand market and the related reduction in global potash prices, as well as the significant capital currently allocated to our brownfield potash expansion taking into consideration the weighting between our business investment opportunities. We continue to believe that the Triton project has a quality potash resource associated with it, and it is our view that continued strength in underlying potash fundamentals, the potential for lower capital costs in the future, and improved market conditions are expected to facilitate a renewal of development at some point in the future.1
Wholesale | Financial results
Our Wholesale operations achieved net sales of $3.0-billion in 2009 compared to $4.7-billion in 2008 and $2.8-billion in 2007. Wholesale EBIT was $495-million in 2009 compared to $1.5-billion in 2008 and $667-million in 2007. The reduction in earnings was due primarily to lower realized sales prices for all three nutrient products and a significant decline in potash sales volumes.
Wholesale | Expenses
Wholesale expenses decreased to $148-million in 2009 compared to $343-million in 2008 and $207-million in 2007. The lower expenses were due mainly to a $158-million decrease in potash profit and capital tax, attributable to the dramatic decline in both potash sales volumes and margins in 2009, and the impact of an $87-million impairment of our investment in EAgrium in December of 2008.

(1)	See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
30      Agrium   |   2009 Annual Report

Wholesale Performance

	Year ended December 31
(millions of U.S. dollars)	2009	2008	2007

Nitrogen
Net sales	1,247	1,815	1,535
Gross profit	412	712	508

Potash
Net sales	333	816	305
Gross profit	174	632	167

Phosphate
Net sales	436	847	466
Gross profit	38	421	118

Product purchased for resale
Net sales	816	971	339
Gross profit	(37)	(42)	28

Other
Net sales	187	237	200
Gross profit	55	68	53

Total net sales	3,019	4,686	2,845
Total gross profit	642	1,791	874
Selling expenses	34	29	27
General and administrative	30	24	22
Depreciation and amortization	5	4	119
Potash profit and capital taxes	4	162	28
Asset impairment	—	87	—
Earnings from equity investees	(22)	—	—
Other expenses	97	37	11

	494	1,448	667
Non-controlling interests	(1)	(30)	—

EBIT	495	1,478	667

EBITDA	607	1,670	786
EBITDA as percent of net sales (%)	20	36	28

Nitrogen [ N ] products
Nitrogen’s fundamental role in maximizing crop growth, yield and protein levels makes it the most important nutrient in global crop nutrient production, trade and consumption. Nitrogen represents almost 60 percent of the total volume of crop nutrients used globally.
The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to urea ammonium nitrate (“UAN”) solutions and ammonium nitrate. With an extensive ammonia distribution, storage and transportation network, Agrium is very well positioned within North America’s ammonia industry.
Agrium owns and operates (or has a significant equity position in) seven major nitrogen facilities in North and South America and Egypt, with a combined capacity of approximately 5.2 million tonnes of upgraded nitrogen products. Our production capacity places Agrium among the world’s top three publicly traded nitrogen producers. We also own and operate five facilities in North America that upgrade ammonia to other nitrogen products such as UAN, nitric acid and ammonium nitrate.
31      Agrium   |   2009 Annual Report

The quality and diversity of our nitrogen assets are our key competitive strengths. Our Alberta production facilities benefit from gas prices lower than benchmark U.S. gas prices (New York Mercantile Exchange or NYMEX). Furthermore, the competitive cost position for North American nitrogen production improved significantly relative to many other parts of the world given the increased supply from North American shale gas production and higher gas costs in the Ukraine and Western Europe, where gas costs are often tied to the price of oil. Our Argentine nitrogen facility benefits from competitively priced natural gas supplies and our in-market location in the large and growing domestic end market. Furthermore, our proximity to the large Brazilian market provides us with a delivered cost advantage over other global exporters. Our equity interest in the Egyptian nitrogen facility provides an ownership position in one of the lowest cost facilities in the world with direct access to major markets in Europe and North and South America.
Agrium’s nitrogen products are sold into the agricultural and industrial markets, which respectively account for about 75 percent and 25 percent of sales. The majority of our industrial nitrogen sales—primarily ammonia, urea, ammonium nitrate and aqua ammonia—are produced at our Western Canadian, North Bend and Borger nitrogen facilities and sold in Canada and the U.S. Industrial sales are more evenly distributed throughout the year than sales to the agricultural market. Our average sales price in a given quarter will be influenced by the relative weighting of sales to the industrial versus the agriculture markets, particularly for ammonia. The influence of industrial ammonia selling prices tends to be larger in the first and third quarters, which are slower quarters for agricultural sales. Much of the industrial ammonia we sell is priced on a gas index-plus basis, thereby providing increased stability in sales and earnings throughout the year. This is particularly important for ammonia given the challenges of transportation and storage, which allow us to further leverage our extensive ammonia distribution capability throughout the year. Industrial urea sales prices are largely aligned with prices in the agricultural market.
Nitrogen | Financial results
Nitrogen gross profit
Nitrogen gross profit was $412-million in 2009 compared to $712-million in 2008 and $508-million in 2007. The decrease in 2009 was due primarily to lower realized sales prices across all nitrogen products and, to a lesser extent, lower UAN sales volumes. Cost of product sold per tonne declined by 28 percent in 2009 versus 2008 but was more than offset by a 35 percent decrease in the average sales price.
32      Agrium   |   2009 Annual Report

Nitrogen Performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2009	2008	2007

Nitrogen domestic
Net sales	1,079	1,662	1,284
Cost of product sold	744	1,025	892

Gross profit	335	637	392
Tonnes sold (‘000)	3,224	3,189	3,595
Selling price per tonne	335	521	357
Margin per tonne	104	200	109

Nitrogen International
Net sales	168	153	251
Cost of product sold	91	78	135

Gross profit	77	75	116
Tonnes sold (‘000)	542	362	827
Selling price per tonne	310	424	304
Margin per tonne	142	207	140

Total Nitrogen
Net sales	1,247	1,815	1,535
Cost of product sold	835	1,103	1,027

Gross profit	412	712	508
Tonnes sold (‘000)	3,766	3,551	4,422
Selling price per tonne	331	511	347
Cost of product sold per tonne	222	310	232
Margin per tonne	109	201	115

33      Agrium   |   2009 Annual Report

Nitrogen prices
Global and North American benchmark nitrogen prices rose dramatically in mid-2008 but declined significantly in late 2008 along with other commodity prices with the onset of the global economic recession. U.S. Gulf urea prices averaged $298 per tonne in 2009, a decline of 46 percent from $551 per tonne in 2008. The five-year average price for U.S. Gulf urea prices was $266 per tonne for the 2003-2007 period. Prices for all forms of nitrogen products including ammonia, nitrogen solutions and ammonium nitrate experienced similar declines in year-over-year prices. Lower nitrogen prices were due to a decline in global demand resulting from a combination of lower crop prices, reduced global credit availability, and reduced industrial utilization rates.
Nitrogen product cost
Cost of product sold was $835-million in 2009 compared to $1.1-billion in 2008 and $1.0-billion in 2007. On a per tonne basis, cost of product sold in 2009 averaged $222 compared to $310 in 2008 and $232 in 2007. Due to changes in Canadian accounting rules in 2008, production-related depreciation expenses were included in cost of product sold, adding $11 per tonne in both 2009 and 2008.
North America is no longer viewed as the world’s high-cost nitrogen-producing region. This significantly improved the competitive position of North American nitrogen producers, and Agrium continued to capture additional production cost savings by sourcing most of our natural gas in Alberta.
In contrast, Eastern Europe and the Ukraine have shifted to being some of the world’s highest-cost nitrogen exporting areas, which has increased the international floor price for other global nitrogen producers. When nitrogen prices started to decline in the fourth quarter of 2008, Eastern European producers were the first to curtail production.
34      Agrium   |   2009 Annual Report

Gas price and cost
Due to lower North American gas costs, Agrium’s average gas cost was $4.75 per MMBtu in 2009 versus $7.44 per MMBtu in 2008. The average U.S. benchmark natural gas price (NYMEX) for 2009 was $4.03 per MMBtu versus $8.94 per MMBtu in 2008.
North American natural gas prices declined significantly in 2009 relative to 2008 as U.S. natural gas storage reached record levels by the fall of 2009. The surge in inventories reflected lower demand resulting from the severe economic downturn of 2008, a cool summer and increased supply from shale gas production.
We purchased approximately 101 BCF of gas in 2009. This was four BCF lower than last year, primarily due to some limited curtailment of our North American production in early 2009. Over the past three years, the average Alberta gas price (AECO) was $0.80 per MMBtu lower than the price of NYMEX gas, benefiting our Alberta production facilities. In 2009, the AECO basis differential averaged $0.45 per MMBtu lower than NYMEX.
Our ammonia facility in Borger, Texas—our only ammonia-producing nitrogen facility in the U.S.—accounted for about 14 percent of our total 2009 gas purchases. Our Borger facility normally has a gas cost advantage versus NYMEX of approximately $0.80 per MMBtu, but in 2009 it was $0.04 per MMBtu as North American basis differentials were reduced in part due to lower overall gas prices across North America.
Our Profertil nitrogen facility in Argentina has three low-cost gas contracts denominated in U.S. dollars. These gas contracts are based on low wellhead prices with adjustment factors based on urea and West Texas Intermediate oil (“WTI”) reference markets. The contracts are set to expire in 2011, 2012 and 2017. These three contracts account for about 80 percent of our gas requirements. Pan American Energy is now the largest supplier, followed by Petrobras and Repsol YPF. For the remaining 20 percent of its gas requirements, Profertil purchases gas through a mix of spot and shorter-term (one-and two-year) contracts, also denominated in U.S. dollars. Non-interruptible transportation contracts are in place for all gas contracts. Gas transportation contracts for 40 percent of Profertil’s gas requirements expire in 2011 and the remaining 60 percent in 2015. The Argentine government, at times, has reduced gas available for industrial users in favor of residential users during the peak winter demand season.
Natural gas prices: North American indices and Agrium prices

(U.S. dollars per MMBtu)	2009	2008	2007

NYMEX	4.03	8.94	6.92
AECO	3.58	7.80	6.11

Basis	0.45	1.14	0.81

Wholesale
Average unhedged	3.70	7.49	5.76
Hedging impact	(0.06)	(0.05)	0.02
Overall weighted average (a)	3.74	7.44	5.78

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.
Natural gas use (BCF)

	Western	U.S.	International	Potash
	Canada	(Borger, TX)	(Profertil)	and other	Total

2009	69	15	14	3	101
2008	73	16	12	4	105
2007	68	16	23	3	110

35      Agrium   |   2009 Annual Report

Sales volumes and operating rates
Wholesale nitrogen sales volumes in 2009 totalled 3.8 million product tonnes compared to 3.6 million in 2008 and 4.4 million in 2007. The nitrogen product category is primarily made up of urea, ammonia, UAN and industrial grade ammonium nitrate. The increase in nitrogen sales was due primarily to significantly higher urea sales volumes, due in turn to higher operating rates and solid customer demand for urea. This was partially offset by lower UAN and ammonium nitrate volumes resulting from reduced UAN demand from North American agricultural customers and lower ammonium nitrate demand from industrial customers.
International sales volumes were up 50 percent (180,000 tonnes) in 2009 compared to 2008 due to higher operating rates at our Profertil facility in 2009.
Potash [ K ] products
Agrium is North America’s third largest producer of potash, a nutrient that regulates plant growth processes and helps protect crops from drought and disease. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest potash deposits are in Saskatchewan, Canada, whose mines accounted for about 32 percent of global potash capacity in 2009. Canada accounted for about 31 percent of world potash trade in 2009. Agrium produces muriate of potash (“MOP”)—otherwise known as potash—at our mine in Vanscoy, Saskatchewan.
In 2008, we sold approximately half of our production within North America and exported the other half to international markets. However, a dramatic decline in international demand increased the proportion of our domestic sales volumes to 61 percent of our total potash sales volumes in 2009. Our international sales are marketed through Canpotex—the offshore marketing agency for potash produced in the province of Saskatchewan—wholly owned by the three major potash producers in Canada. Our share of Canpotex total sales in 2009 was 9.28 percent.
Potash | Financial results
Potash gross profit
Our potash gross profit was $174-million in 2009, down significantly from our record result of $632-million in 2008 but higher than the $167-million in 2007. The decline in potash gross profit relative to 2008 was due primarily to the significant decline in sales volumes associated with the drop in consumption in both domestic and international markets. On a per tonne basis, potash margins averaged $228 in 2009—the second highest on record—but lower than 2008’s record $375 per tonne. The decline in margin was due to lower sales prices and higher cost of product sold per tonne as a result of fixed costs being spread over lower sales volumes in 2009.
36      Agrium   |   2009 Annual Report

Potash Performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2009	2008	2007

Potash Domestic
Net sales	213	476	185
Cost of product sold	112	112	84

Gross profit	101	364	101
Tonnes sold (‘000)	467	907	865
Selling price per tonne	457	525	214
Margin per tonne	217	401	117

Potash International
Net sales	120	340	120
Cost of product sold	47	72	54

Gross profit	73	268	66
Tonnes sold (‘000)	296	779	819
Selling price per tonne	404	437	146
Margin per tonne	247	345	81

Total Potash
Net sales	333	816	305
Cost of product sold	159	184	138

Gross profit	174	632	167
Tonnes sold (‘000)	763	1,686	1,684
Selling price per tonne	436	484	181
Cost of product sold per tonne	208	109	82
Margin per tonne	228	375	99

37      Agrium   |   2009 Annual Report

Potash prices
Agrium’s average selling price in 2009 was $436 per tonne, down 10 percent from last year’s average of $484 per tonne but well above the 2007 average of $181 per tonne. Potash prices trended downward throughout 2009, with U.S. mid-western reference prices in December 2009 about 43 percent lower than prices at the start of the year. Agrium’s average realized price in international markets was $404 per tonne in 2009, an 8 percent reduction from last year, while our realized price in the North American market this year was $457 per tonne, a decline of 13 percent from 2008.
Potash product cost
Potash cost of product sold was $159-million in 2009 compared to $184-million in 2008 and $138-million in 2007. On a per tonne basis, cost of product sold rose significantly to $208 in 2009 versus $109 in 2008 and $82 in 2007. The year-over-year increase in per tonne costs was due primarily to the significant curtailment in production in the first half of 2009, as fixed costs were spread over much lower sales volumes. Beginning in 2008, production depreciation expenses were included in cost of product sold, with depreciation expense of $21 per tonne in 2009, compared to 2008’s expense of $11 per tonne.
Cost of product sold on a per tonne basis in 2010 will be highly dependent on operating rates, which in turn will be driven by the level of demand.
Sales volumes and operating rates
Sales volumes were 763,000 tonnes in 2009 compared to 1.7 million tonnes in both 2008 and 2007. Potash industry operating rates in Canada and globally were severely impacted by the dramatic reduction in global demand in 2009. Domestic sales volumes were 467,000 tonnes, 49 percent lower than last year, and international sales volumes declined by 62 percent to 296,000 tonnes. International sales were impacted by China’s delay in settling its 2009 potash contract with major suppliers. The continual uncertainty caused by delayed negotiations with China created hesitation about the future potential pricing point, which encouraged other buyers to delay purchasing potash requirements in hopes of a further price reduction.
Agrium’s Vanscoy mine has an estimated Proven and Probable Mineral Reserve of 124 million tonnes (24.6 percent K2O) after applying the historical extraction ratio of 27.9 percent and a Measured and Indicated Resource of 113 million tonnes, average grade of 24.9 percent K2O. When combined, Vanscoy has an estimated mine life of just over 40 years at the current production rate of 2.05 million tonnes per year. Inferred Mineral Resources of 200 million tonnes, average grade of 24.7 percent K2O, have the potential to add an additional 34 years to the mine’s life at current production rates (1).

(1)	For a full description of the assumptions and parameters applied in estimating the potash reserves and resources, refer to “Mineral Resource and Mineral Reserve Estimates- Key Assumptions and Parameters” in the Vanscoy Technical Report by A. Dave MacKintosh, P. Geo., of ADM Consulting Limited, dated November 6, 2009, available on www.sedar.com and www.sec.gov/edgar.html
38      Agrium   |   2009 Annual Report

Phosphate [ P ] products
Agrium is North America’s fifth largest producer of phosphate—a key nutrient that stimulates root development and flowering and encourages early crop development. Together, Agrium’s two phosphate facilities have the capacity to produce over one million tonnes of phosphate products annually.
At our facility in Conda, Idaho, we produce monoammonium phosphate (“MAP”) and superphosphoric acid (“SPA”) products, which we sell primarily in the U.S. Pacific Northwest as well as the Northern Plains regions. Our Redwater, Alberta facility produces MAP primarily for distribution across Western Canada.
Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Each of our two facilities has a dedicated phosphate rock mine; Redwater obtains phosphate rock from our mine in Kapuskasing, Ontario while our Dry Valley rock mine supplies our Conda facility 24 kilometers away. Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the significant availability of sulfur in the region, sulfur prices are highly favorable compared to global prices. Our Conda facility sources sulfur and sulfuric acid locally and ammonia from Agrium’s Alberta nitrogen plants.
Phosphate | Financial results
Phosphate gross profit
Our phosphate gross profit was $38-million in 2009—a significant decline from our record result of $421-million in 2008 and $118-million in 2007. The year-over-year decline was due to average 2009 phosphate sales prices dropping by $501 per tonne from 2008 levels.
Phosphate Performance

	Year ended December 31
(millions of U.S. dollars, except as noted)	2009	2008	2007

Phosphate
Net sales	436	847	466
Cost of product sold	398	426	348

Gross profit	38	421	118
Tonnes sold (‘000)	1,004	906	1,021
Selling price per tonne	434	935	456
Cost of product sold per tonne	396	470	340
Margin per tonne	38	465	116

39      Agrium   |   2009 Annual Report

Phosphate prices
Benchmark prices for phosphate products also decreased significantly in 2009 compared to 2008. Central Florida DAP (di-ammonium phosphate) prices averaged $291 per tonne in 2009 compared to the record annual average price of $861 per tonne in 2008 a drop of $570 per tonne. The dramatic decline in phosphate prices resulted from the significant reduction in global demand for phosphate.
Phosphate product costs
Our cost of product sold decreased to $398-million in 2009 compared to $426-million in 2008, and was $348-million in 2007. On a per tonne basis, cost of product sold was $396 in 2009—lower than the per tonne average of $470 in 2008 but slightly higher than 2007’s average of $340. The decrease in cost was due to lower sulfur prices and the reduction in the cost of our integrated ammonia production as a result of the significant decline in natural gas prices in 2009. This more than offset the impact of a higher Canadian dollar in 2009. Depreciation expenses were $31 per tonne in 2009 and $29 per tonne in 2008. The current economic life of our Kapuskasing facility does not extend beyond 2013. We continue to evaluate longer-term solutions for the ongoing operation of the Redwater phosphate facility, beyond the economic life of the Kapuskasing phosphate rock mine. These include returning to utilizing rock imported from offshore sources as a feedstock for our Redwater phosphate operations and the potential for continued extraction of the ore deposit at Kapuskasing.
Sales volumes and operating rates
Our total sales volumes were 1,004,000 tonnes in 2009, up from 906,000 tonnes in 2008 and similar to the 1,021,000 tonnes sold in 2007. Operating rates during the first half of 2009 were impacted by the relatively low crop nutrient demand in the spring of 2009, but demand and application rates improved in the second half of 2009, allowing sales to return to more normal levels.
40      Agrium   |   2009 Annual Report

Other wholesale products
Our other wholesale product group includes our Rainbow® Plant Food (Rainbow) business produced in the south-eastern U.S. as well as ammonium sulphate products produced in Western Canada. The Rainbow product line offers homogenous NPK products, with a specific combination of nutrients contained in each granule. These products are used on high-value crops such as tobacco, cotton, peanuts and vegetables as well as some commodity crops. This alternative to the more common practice of blending different nutrient granules at a farm center offers numerous advantages, including reduced product segregation and a more unified distribution of nutrients. Rainbow products are produced at our three facilities in Americus, Georgia, Hartsville, South Carolina, and Florence, Alabama.
Ammonium sulphate fertilizer contains both nitrogen and sulfur and is one of the most effective ways to supply sulfur to soils. Ammonium sulphate is immediately available to the crop and sized for uniform blending with other dry fertilizer products. Ammonium sulphate is produced at our Redwater facility with ammonia produced on-site and sulfur sourced locally. We also market product produced by another company at their facility in Fort McMurray, Alberta.
Other wholesale financial results
In 2009, our Other Wholesale gross profit was $55-million compared to $68-million in 2008 and $53-million in 2007. The lower gross profit in 2009 compared to 2008 was due to Rainbow products experiencing lower sales volumes in 2009 and the impact of carrying over higher cost inventory from 2008 that was sold in 2009. Gross profit from ammonium sulphate was also lower than 2008 due to lower sales prices.
Other wholesale prices
In 2009, benchmark ammonium sulphate prices averaged $206 per tonne versus $339 per tonne in 2008 and $227 per tonne in 2007, reflecting the reduction in all crop nutrient prices this year.
Other wholesale product cost
In 2009, our Other Wholesale cost of product sold was $132-million compared to $169-million in 2008 and $147-million in 2007. The lower cost of product sold in 2009 was a result of lower prices for natural gas and sulfur used in the production of ammonium sulphate, lower input costs and lower sales volumes.
Product purchased for resale products
In addition to selling our manufactured products, Agrium’s Wholesale unit purchases crop nutrient products from other suppliers for resale to our customers in North and South America and across Europe. This allows us to optimize the value of our extensive distribution and marketing capability beyond what is possible through the sale of our manufactured product alone, especially as the role of imports into North America and Europe has increased over the past several years.
Net sales for product purchased for resale were $816-million compared to $971-million in 2008 and $339-million in 2007. The year-over-year decline in 2009 was due to a reduction in potash purchased for resale, which more than offset the full-year impact from sales by Common Market Fertilizers S.A. (“CMF”), acquired in mid-2008. Total sales volumes for this business in 2009 were 2.7 million tonnes compared to 1.8 million tonnes in 2008 (which included a partial year’s contribution from CMF) with 2009 geographic sales volumes as follows: 0.8 million tonnes in North America; 1.7 million tonnes in Europe; 0.1 million tonnes in South America; and, 0.1 million tonnes in other regions.
On a per tonne basis, the average selling price was $305 in 2009 versus $545 in 2008. Cost of product sold was $853-million in 2009 compared to $1-billion in 2008. The increase in volume was due entirely to the addition of CMF, as crop nutrient prices and sales volumes in North America and globally experienced the largest decline in over three decades.
Gross profit decreased moderately in 2009 with a loss of $37-million compared to a loss of $42-million in 2008 and compared to gross profit of $28-million in 2007. The negative margins in 2009 were due to the unprecedented decline in pricing for all three major crop nutrients and the associated impact of high-cost inventory being carried into a lower price environment.
41      Agrium   |   2009 Annual Report

This situation resulted in a write-down of $56-million for this business in 2009. We implemented a number of new processes and procedures in 2009 to reduce the risk associated with this business. We anticipate this business to return to a more normal profit level in 2010 as nutrient prices stabilize and sales volumes return to more normal levels.1
Distribution and storage
To meet our agricultural customers’ highly seasonal demand, we have developed an extensive transportation, storage and warehousing system to optimize deliverability during peak demand periods. We also have over 3,600 railcars under long-term lease and use barges, pipelines, and ocean vessels to move our product. Our CMF acquisition in 2008 significantly strengthened our position in Europe, where CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites. We plan to move a significant volume of urea from the expanded Egyptian facility into Europe when the two additional ammonia and urea trains start production in 2012.
Wholesale I Quarterly results
As the agricultural sector is our primary market, our Wholesale results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and gross profit perspective. The fourth quarter is often important as it encompasses the fall fertilizer application season in the Northern Hemisphere and the spring application season in Argentina. The first quarter is normally the weakest, as application and sales volumes are light in the winter months. In 2009, the North American spring season was impacted by the significant decline in application rates of potash and phosphate from normal levels. The decline resulted from a combination of growers deferring applications to future periods due to economic considerations as well as cold, wet weather and a late fall harvest, all of which shortened both the spring and fall crop input application seasons. In addition, drought conditions in Argentina reduced nutrient application rates in that region. The fall season was also impacted by the latest corn harvest on record in the U.S.

(1)	See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
42      Agrium   |   2009 Annual Report

Wholesale Quarterly Results

	2009				2008				2007
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	621	562	872	653	857	1,445	1,279	646	814	524	819	438
Net sales — inter-segment	95	96	78	42	125	154	118	62	94	39	71	46

Total net sales	716	658	950	695	982	1,599	1,397	708	908	563	890	484
Cost of product sold	534	516	706	560	578	946	815	435	565	405	613	388
Inventory and purchase commitment write-down	2	9	32	18	121	—	—	—	—	—	—	—

Gross profit	180	133	212	117	283	653	582	273	343	158	277	96
Gross profit (%)	25	20	22	17	29	41	42	39	38	28	31	20

Nitrogen
Net sales	294	260	464	229	355	498	635	327	503	311	488	233
Cost of product sold	199	180	280	174	219	294	389	201	292	227	324	184
Inventory and purchase commitment write-down	—	—	2	—	—	—	—	—	—	—	—	—

Gross profit	95	80	182	55	136	204	246	126	211	84	164	49
Tonnes sold (‘000)	930	919	1,244	673	691	838	1,254	768	1,303	932	1,395	792
Selling price (per tonne)	316	283	373	340	514	594	506	426	386	334	350	294
Margin (per tonne)	102	87	146	82	197	243	196	164	162	90	118	62

Potash
Net sales	135	109	47	42	192	249	244	131	93	65	95	52
Cost of product sold	61	53	24	21	33	47	60	44	36	32	44	26

Gross profit	74	56	23	21	159	202	184	87	57	33	51	26
Tonnes sold (‘000)	353	273	61	76	283	380	574	449	462	354	535	333
Selling price (per tonne)	382	399	770	553	678	655	425	292	201	184	178	156
Margin (per tonne)	210	205	377	276	562	532	321	194	123	93	95	78

Phosphate
Net sales	91	114	118	113	153	317	235	142	139	108	145	74
Cost of product sold	90	114	105	87	67	122	139	98	92	82	110	64
Inventory and purchase commitment write-down	—	1	1	—	—	—	—	—	—	—	—	—

Gross profit	1	(1)	12	26	86	195	96	44	47	26	35	10
Tonnes sold (‘000)	232	310	260	202	137	240	297	232	266	223	335	197
Selling price (per tonne)	392	368	454	559	1,117	1,321	791	612	523	484	433	376
Margin (per tonne)	4	(3)	46	129	628	813	323	190	177	117	104	51

Other
Net sales	35	26	81	45	31	67	82	57	52	34	68	46
Cost of product sold	27	14	58	32	21	46	55	47	38	21	47	41
Inventory and purchase commitment write-down	—	1	—	—	—	—	—	—	—	—	—	—

Gross profit	8	11	23	13	10	21	27	10	14	13	21	5
Tonnes sold (‘000)	146	100	176	145	69	144	202	168	185	132	236	219

Product purchased for resale
Net sales	161	149	240	266	251	468	201	51	121	45	94	79
Cost of product sold	157	155	239	246	238	437	172	45	107	43	88	73
Inventory and purchase commitment write-down	2	7	29	18	121	—	—	—	—	—	—	—

Gross profit	2	(13)	(28)	2	(108)	31	29	6	14	2	6	6
Tonnes sold (‘000)	598	510	681	883	388	905	376	112	276	121	310	261
Selling price (per tonne)	269	292	352	301	647	517	535	455	438	372	303	303
Margin (per tonne)	3	(25)	(41)	2	(278)	34	77	54	51	17	19	23

EBIT	140	83	215	57	106	412	647	313	277	96	232	62
EBITDA	169	115	244	79	214	439	682	335	307	126	261	92

43      Agrium   |   2009 Annual Report

Advanced Technologies
     innovation and strong growth potential
Our range of AAT products are cost effective and environmentally friendly by design.
44      Agrium   |   2009 Annual Report

Strategic Business Unit | ADVANCED TECHNOLOGIES
AAT is focused on new product innovation and growth as it develops and markets controlled-release fertilizer technologies that offer customers economic value and environmental advantages. These products are used in broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.
In the U.S. and Canada, we are successfully marketing our ESN controlled-release products for commodity crops such as corn, wheat and potatoes. ESN is a specially designed polymer-coated fertilizer that releases nitrogen depending on the temperature and moisture of the soil. Benefits of ESN include the ability to increase crop yields, improve nutrient efficiency, allow for a wider window of nutrient applications, reduce fuel costs and save growers’ time by lowering the required number of passes over a field.
Advanced Technologies | Strategy and key developments
Advanced Technologies was created to deliver value-added crop nutrient solutions to customers around the world, providing high-value products to specialty end markets while leveraging its strengths in providing environmentally beneficial crop nutrient technology to high-volume agriculture markets.
Our three key areas of strategic focus are:
1 |	Growing the base North American business;

2 |	Developing new products to support existing and new market opportunities; and,

3 |	Expanding internationally with current and future technologies.
Our patented, environmentally smart nitrogen product, ESN, provides growers with significant financial and environmental benefits by reducing nitrogen loss and improving crop yields. During 2009, capital upgrades were completed at our Sylacauga location, allowing the facility to produce ESN. This investment increased our total ESN production capacity by approximately 18,000 tonnes.
AAT facilities are located in key markets, thereby reducing costs and allowing us to better serve our customers. Complementing this strategy, construction was initiated at our new ESN plant in New Madrid, Missouri, with operational production scheduled for early 2010. AAT’s total ESN production capacity will be increased by 110,000 tonnes with the addition of this facility, bringing AAT’s total ESN production capacity to 328,000 tonnes at three separate locations.1 There is the potential to double the New Madrid plant’s capacity after completion of Phase 1 of the project, which would bring our total ESN production capacity to 438,000 tonnes per year.
During 2009, AAT moved its headquarters from Brantford, Ontario, to Loveland, Colorado, for improved efficiency and to be closer to its U.S. customer base. The majority of future growth potential for AAT will be in the U.S., and this move will help AAT focus on principal growth areas. Additionally, with the transfer of Agrium Retail’s Professional Products East business and its 32 retail outlets to AAT, AAT has established a direct retail channel to the end user in the turf and ornamental market.
Advanced Technologies | Products and services
Our AAT business unit comprises crop nutrient technologies and professional products. This business unit has developed numerous products for key markets under specific brand names.
Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that

(1)	See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
45      Agrium   |   2009 Annual Report

are sold to the crop nutrient industry worldwide. AAT has numerous arrangements with distributors in North America. Crop nutrient technology products are currently produced in four production facilities in North America: Sylacauga, Alabama; Reese, Michigan; Courtright, Ontario; and, Carseland, Alberta.
Professional products include controlled-release nutrients and pest control products sold primarily to the North American professional turf and horticultural markets and structural pest control industry. Professional products are marketed through distributor networks and direct-to-market approaches. Professional products are purchased from suppliers or produced in three North American production facilities located in Sylacauga, Alabama; Putnam, Ontario; and Brighton, Ontario.
We have the capability to produce a broad spectrum of controlled and slow-release fertilizers including polymer-coated, sulfur-coated and reacted products in a variety of sizes and composition to meet the specific needs of our target markets.
AAT also maintains a strong focus on product innovation at our Sylacauga, Alabama, research facility. Internal research is focused on product development and cost saving potential, with supporting agronomic research conducted externally at agricultural institutions across North America.
AAT is reported in two broad product lines:
1 | Crop Nutrient Technologies, including ESN (Agriculture)
ESN encapsulates urea inside a specially designed polymer coating that releases nitrogen depending on soil temperature and moisture—the same factors that drive plant growth and the need for nitrogen. Therefore, the release of nitrogen is better matched to the needs of the growing plant, increasing nutrient uptake by the plant and reducing nutrient losses to the environment. As a result, ESN has the ability to increase crop yields, improve nutrient efficiency, widen the window for nutrient application, reduce fuel costs and save growers’ time by lowering the required number of passes over a field. ESN is targeted at broad acre agricultural crops such as corn, wheat and potatoes.
2 | Professional Product (Turf and Ornamental)
AAT’s Professional Products include goods directed to professional turf, horticulture and structural pest control customers in North America.
Professional Products customers include golf courses, lawn care companies, horticulture and nurseries, homeowners, specialty agriculture and pest control operators. The creation of AAT has increased our product offering to our professional customers. There are more than 15,000 golf courses in the U.S. and an estimated 2,000 in Canada. Golf courses—which spend an annual average of over $40,000 each on fertilizer, seeds and pest control products—are key customers for our products.
Products offered through AAT are marketed to the following consumers:
Agriculture | A polymer-coated, environmentally sensitive, controlled-release fertilizer that provides both environmental and economic benefits for broad acre crops (ESN®);

Specialty Agriculture | Products designed specifically for high-value crops such as strawberries and other food crops (Polyon® and Duration®);

Professional Turf | Branded specialty fertilizer products with slow-release or controlled-release technologies suitable for golf course turf, lawn care and sport field applications (XCU™, Polyon®, Duration®, Nutralene®, Nitroform®, IB Nitrogen®) and associated branded professional products (ProTurf®, Nu-Gro®) in Canada;

Horticulture | Products and blends designed specifically for the nursery market (Polyon®, Duration®, Nitroform®); and,

Consumer Lawn and Garden | (Polyon®, Duration®, Nutralene®).
46      Agrium   |   2009 Annual Report

Advanced Technologies | Financial results
AAT’s operations had net sales of $304-million in 2009 compared to $352-million in 2008 and $249-million in 2007. EBIT was $3-million in 2009 compared to $33-million in 2008 and $13-million in 2007. The lower sales and earnings were due primarily to lower turf and ornamental product sales volumes and margins and lower net realizable sales values for ESN. The economic recession negatively impacted spending by golf courses and other professional product customers. ESN prices and resulting margins were impacted by the overall decline in the price of urea. In August 2009, Agrium Retail transferred its Professional Products East business and its 32 retail locations to AAT, providing a direct retail channel in the turf and ornamental market. This transfer contributed $31-million in net sales and $8-million in gross profit for the year. The EBITDA contribution was negligible.
Advanced Technologies | Expenses
Expenses for AAT were $51-million in 2009 compared to $46-million in 2008 and $42-million in 2007. Selling and general administration costs were higher in 2009 versus 2008 as a result of severance and relocation costs related to the move of headquarters to Loveland, Colorado, and the new turf and ornamental operations transferred from Retail. This was offset by higher earnings experienced from our 19.5 percent equity interest in Hanfeng in 2009 and a non-recurring facility closure cost experienced in 2008.
47      Agrium   |   2009 Annual Report

Advanced Technologies Financial Results

	Year ended December 31
(millions of U.S. dollars)	2009	2008	2007

Turf and Ornamental
Net sales	222	239	189
Cost of product sold	186	194	149
Inventory write-down	2	2	—

Gross Profit	34	43	40

Agriculture
Net sales	82	113	60
Cost of product sold	62	77	45

Gross Profit	20	36	15

Total net sales	304	352	249
Total cost of product sold	248	271	194
Inventory write-down	2	2	—

Total gross profit	54	79	55
Selling expenses	13	6	10
General and administrative	36	31	18
Depreciation and amortization	8	10	16
Earnings from equity investees	(5)	(4)	—
Other income	(1)	3	(2)

EBIT	3	33	13

EBITDA	22	50	29
EDITDA as percent of net sales (%)	7	14	12

Advanced Technologies | Quarterly earnings
As with our other business units, the AAT business is seasonal. For our turf and ornamental products other than ESN, the first and second quarters are typically the strongest. This is earlier than the key sales season for ESN and wholesale crop nutrients, as our customers include golf courses and blenders and formulators in turf and ornamental businesses (which tend to order product well ahead of the start of the season) and retail lawn and garden companies (which need to blend our product ahead of the spring season). For these products, the third quarter has historically been the weakest, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are likely to be more even across the second through the fourth quarters as ESN becomes a larger component of AAT’s business.
48      Agrium   |   2009 Annual Report

Advanced Technologies Quarterly Results

	2009				2008				2007
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales – external	85	55	71	50	63	75	87	68	58	45	68	46
Net sales – inter-segment	10	5	11	17	13	15	20	11	12	1	13	6

Total net sales	95	60	82	67	76	90	107	79	70	46	81	52
Cost of product sold	77	49	65	57	57	65	87	62	55	35	63	41
Inventory write-down	2	—	—	—	2	—	—	—	—	—	—	—

Gross profit	16	11	17	10	17	25	20	17	15	11	18	11
Gross profit (%)	17	18	21	15	22	28	19	22	21	24	22	21

EBIT	(6)	—	8	1	6	10	11	6	(2)	3	7	5
EBITDA	—	4	12	6	8	17	15	10	4	7	10	8

Other business unit
Our Other business unit is a non-operating segment comprising corporate and administrative functions and costs that provide support and governance to our operating business units.
The Other unit is also used to eliminate inter-segment transactions so each operating segment can be evaluated and managed on a stand-alone basis, with all transactions reflected at arm’s-length consideration. The main eliminations relate to purchase and sale transactions between our Retail, Wholesale and AAT business units.
Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs from our headquarters in Calgary, Alberta, and other expenses such as regulatory compliance, foreign translation gains and losses, financing costs and business development costs associated with evaluating new growth opportunities.
EBIT was an $80-million loss in 2009 compared to a $25-million profit in 2008 and a $142-million loss in 2007. The decrease in EBIT in 2009 compared to 2008 is due primarily to the impact of foreign exchange losses as a result of the strengthening Canadian dollar in 2009. The reporting of stock-based compensation expense in 2009 versus a recovery of stock-based compensation expense in 2008 also contributed to 2009’s EBIT decrease.
Key business drivers
The primary driver for Agrium’s business is the need for the world’s growers to sustain and increase the production of grain, oilseeds and other crops to feed and fuel growing global demand.
Key factors directly impacting our crop input businesses include:
1 | Global Grain Prices
Higher grain prices typically motivate growers to both expand seeded acreage and increase crop input applications to optimize yields—outcomes that benefit all of Agrium’s business units; and,

Growing populations and rising global Gross Domestic Product (“GDP”) that leads to improved diets among the rapidly growing Asian middle-class, generally correlated with stronger commodity prices, apply upward pressure to grain consumption and prices, which helps support demand for all crop inputs (crop protection products, nutrients, seed and related services).
49      Agrium   |   2009 Annual Report

2 | Supply and Demand Balance for the Major Crop Inputs
When crop acreage and crop prices increase, crop input application rates and overall crop input demand is supported;

Weather and pest pressure factors can impact crop input demand on a short term and regional basis;

New production facilities and/or facility closures can influence global production capacity and, by extension, the global supply of each nutrient and/or input product; and,

Supply is also tied to global operating rates, which can be affected by the price of the crop nutrient relative to the cost of production. Cost of production is influenced by the price and availability of key raw materials (particularly natural gas prices or the cost of sulfur for phosphate production), including the impact of changes in currency valuation.
3 | Government Policies or Actions
Changes in tax structure, regulatory bodies, environmental compliance and other interventions can positively or negatively impact the cost of doing business in a given region of the world;

Government actions that support a country’s agriculture sector (for example, introducing a program that provides additional credit to growers or supports specific grower practices) can impact crop input demand; and,

A change in government policy pertaining to imports, exports or regulated pricing of crop inputs can influence supply, demand and pricing for these products.
4 | Global and Regional Gross Domestic Product
The rate of growth in GDP impacts demand for our Wholesale industrial products and can impact demand for our controlled-release products as it did in 2009, when housing starts and expenditures by golf courses were lower. On a longer term basis, the rate of growth in global GDP can also influence the rate of growth in demand for high protein diets, which in turn raises demand for animal feed and crop inputs.
In addition to these key business drivers, the increased global emphasis and demand by many stakeholders for environmentally, socially and economically sustainable products has the potential to impact product demand in certain markets and continues to influence the development of new products, services and practices.
50      Agrium   |   2009 Annual Report

Outlook
     global factors and a growing demand
51      Agrium   |   2009 Annual Report

Agriculture
Grain and oilseed prices rallied in late 2009 and early 2010 from the lows seen in the summer of 2009, partly aided by signs of improved global economic outlook. Global grain and oilseed prices are currently well above historic averages, despite the second consecutive year of strong global crop production, robust global demand and strength in commodity prices continue to support grain and oilseed markets and most crop margins.
Crop protection products
The crop protection products business has historically had much more stable volumes and prices than the crop nutrient business. However, the sector experienced more volatility than usual in 2009, as expenditures declined due to reduced glyphosate prices and demand. We anticipate demand for crop protection products to be strong in 2010 due to favorable crop economics.
Seed and agricultural services
Innovation in seed varieties—notably of corn, soybeans and cotton—is expected to continue to lead to higher seed pricing in 2010. We expect adoption of new genetic technologies will continue to increase, notably for products with stacked genetics.
Crop nutrients
Prices and demand for all three nutrients have been extremely volatile over the past couple of years. In the last half of 2009, the elimination of high cost nutrient inventory at the retail level and a rebound in grain and oilseed prices, reduced the price and volume uncertainty in the crop nutrient market. Demand was hampered in the fall application season due to a delayed U.S. harvest, which analysts anticipate will lead to greater demand for all three nutrients in the first half of 2010 as farmers attempt to replenish soil nutrient levels. In addition, record corn yields in the U.S. in the 2009 growing season means a large draw on soil reserves, which will need to be replenished in the upcoming year.
Nitrogen
The nitrogen supply and demand fundamentals appear to be firm heading into 2010. Global urea trade was down 15 percent in the first half of 2009, but analysts expect a significant improvement in 2010. In addition to increased demand, reports in early 2010 that Ukrainian natural gas costs will increase further in 2010 should support the floor price of nitrogen on the global market. China is expected to continue to be a net urea exporter in 2010 but exports have been limited in early 2010 due to reports of increased costs due to tight feedstock availability in China.
52      Agrium   |   2009 Annual Report

Chinese urea exports decreased by over 20 percent in 2009, and we expect Chinese exports in 2010 will depend on a combination of domestic export tax policy, domestic operating rates and the level of demand on a global scale. We do not expect changes in export tax policy in 2010 to materially affect Chinese exports.
Further support for the global nitrogen market is expected to arise from strengthening industrial and ammonium phosphate markets. In 2009, low industrial utilization rates, especially in the first half of the year, reduced ammonia demand, but analysts expect improved global economic growth to improve industrial demand. In addition, higher utilization rates by ammonium phosphate producers in 2010 should support ammonia demand.
Phosphate
The global phosphate market demonstrated significant improvement in early 2010 after dramatic declines in late 2008 and early 2009. In the first half of 2009, Indian imports of DAP/MAP were up over 70 percent, while imports by the rest of the world were down over 35 percent. This turned around in the third quarter of 2009 as imports from countries outside of India were double their 2008 levels.
Analysts expect an above-average increase in phosphate fertilizer demand globally in 2010, driven by favorable crop economics and a return to more normal application rates relative to 2009. This is expected to be even more significant in the U.S. market, where phosphate fertilizer demand fell more than the global average, and where corn acreage is expected by most analysts to increase in 2010. North American operating rates increased in early 2010 and prices for raw materials, notably sulphur and ammonia, showed considerable strength in early 2010. In addition, non-integrated producer costs started to increase again due to a recent tightening in global phosphate rock and phosphoric acid markets. Increased non-integrated producer costs support the floor price of phosphate fertilizers.
Potash
The potash market experienced relatively larger declines in global demand than the other two nutrients. Supply contracts with China and India, which together accounted for 29 percent of global potash imports in 2007, were delayed in 2009. Globally, pipeline inventories of potash that were built up during 2008 were drawn down in 2009, leading to a significant reduction in wholesale deliveries. Analysts are projecting a significant rebound in deliveries and consumption in 2010 driven by tightened pipeline inventories, reduced market prices and the need to replenish soil nutrient reserves. Increased demand is also supported by strong prices of many global agricultural commodities including corn, soybeans, sugar and palm oil.
53      Agrium   |   2009 Annual Report

Key business sensitivities
Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at the end of 2009.

			Consolidated
	Change	Consolidated	Net Earnings
(millions of U.S. dollars, except as noted)	in Factor	EBIT Impact	Impact(f)
Wholesale Margins (a)(b)
Nitrogen (c)	$10.00	40	30
Potash (d)	$10.00	16	12
Phosphate	$10.00	10	7
Product purchased for resale	$10.00	30	22
Retail Margins (e)
Crop Nutrients	1.00%	29	21
Crop Protection Products	1.00%	26	19
Seed	1.00%	8	6
Exchange Rate from CAD to USD	$0.01	11	8
Exchange Rate from Argentine Peso to USD	0.3 Pesos	1	1
Stock-based compensation expense	$1.00 change in share price	2.6	1.8

(a)	Change in factor is per metric tonne.

(b)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by nitrogen pricing. However, without any offset in pricing, the sensitivity to earnings for a $0.50/MMBtu change in NYMEX gas prices is $42-million in EBIT and $31-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta gas or nitrogen prices and is before the impact of our natural gas economic hedge activity.

(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (b) above.

(d)	Potash sensitivity does not include potash profit and capital tax.

(e)	Change in factor is gross profit as a percentage of net sales.

(f)	To convert impact to a fully diluted EPS basis, divide the net earnings impact by the weighted-average number of outstanding shares (157 million shares as of December 31, 2009).
The above sensitivities also affect cash flow except for translation gains/losses.
Margins
Wholesale
Certain key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. In the case of nitrogen and gas prices, there can be times where a significant change in North American gas prices can influence nitrogen prices, depending on the global nitrogen supply/demand balance situation. Wholesale’s purchase-for-resale margins are impacted by the volatility in the price for a crop nutrient between the time we purchase the product and the time we sell the product to the end customer.
Retail
Retail product margins are normally more stable than Wholesale margins, as Retail tends to be more of a cost plus margin business than is Wholesale. However there are several factors that can influence Retail margins. For example, margins are impacted by the volatility in the price for a crop nutrient between the time we purchase the product and the time we sell the product to the end customer, and relative timing of our competitors’ nutrient purchases. Fluctuations in commodity prices affect the types of crops planted resulting in different crop input needs but more significantly affect the timing of growers’ decisions on the application levels of our products. Lower crop commodity prices may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s revenues and related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced by changes in chemical pricing and rebates collected from our suppliers, as well as shortages or oversupply of different products.
54       Agrium   |   2009 Annual Report

Advanced Technologies
The key variable that would impact AAT net earnings is a significant change in the price of UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen products, primarily UAN and urea, for this market segment.
Foreign Exchange
The international currency of the agribusiness is the U.S. dollar and accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to Argentine pesos and Euros. Fluctuations in these currencies could also impact our financial results.
Consolidated performance
Consolidated Results of Operations

(millions of U.S. dollars, except per share amounts)	2009	2008	2007

Net sales	9,129	10,031	5,270
Cost of product sold	7,123	6,592	3,672
Inventory and purchase commitment write-down	63	216	—

Gross profit	1,943	3,223	1,598
Expenses
Selling	918	815	471
General and administrative	202	192	125
Depreciation and amortization	124	110	173
Potash profit and capital tax	4	162	28
Earnings from equity investees	(27)	(4)	—
Asset impairment	—	87	—
Other expenses	142	(125)	89

Earnings before interest, income taxes and non-controlling interests	580	1,986	712
Interest on long-term debt	91	82	52
Other interest	19	23	18

Earnings before income taxes and non-controlling interests	470	1,881	642
Income taxes	105	589	204
Non-controlling interests	(1)	(30)	(3)

Net earnings	366	1,322	441

Earnings per share
Basic	2.33	8.39	3.28
Diluted	2.33	8.34	3.25

Our net earnings were $366-million in 2009, or $2.33 diluted earnings per share, a decrease of $956-million over 2008 and $75-million over 2007. The decrease was primarily due to lower gross profit from all three of our operating business units, partially offset by a decrease in potash profit and capital tax. Significant items affecting the comparability of annual results include the following:
55      Agrium   |   2009 Annual Report

Gross profit
Gross profit for the year ended December 31, 2009 was $1.9-billion compared to $3.2-billion for the year ended December 31, 2008. This change in gross profit was primarily due to:
Lower selling prices for most products;

Significantly lower potash sales volumes; and,

Increase in Retail’s cost of fertilizer resulting from higher priced inventories purchased at the end of 2008 being sold into a declining price environment in the first half of 2009.
The decrease in 2009 gross profit was partially offset by inclusion of the UAP business for the full 12 months in 2009 versus approximately eight months in 2008.
2008 gross profit increased $1.6-billion over 2007 primarily as a result of:
Significantly higher global nutrient prices and margins for nitrogen, potash and phosphate in the first three quarters of 2008 reflecting a tight supply and demand balance for nutrients; and,

Higher Retail gross profit due to the UAP acquisition and strong margins across all Retail products, supported by strong grain prices in the first three quarters of 2008.
The increase in 2008 gross profit was partially offset by $216-million in inventory and purchase commitment write-downs in the fourth quarter of 2008 and a reduction in nitrogen sales volumes primarily due to the Kenai plant closure in the fourth quarter of 2007.
Selling expenses
Selling expenses were $918-million in 2009, compared to $815-million and $471-million in 2008 and 2007, respectively. The majority of our selling expenses are in our Retail business unit. The increase in selling expense in 2009 compared to 2008 was primarily due to inclusion of the UAP business for the full year of 2009, partially offset by a reduction in fuel costs and performance incentives. The increase in 2008 compared to 2007 was primarily due to the addition of the UAP business beginning in the second quarter of 2008.
General and administrative expenses
General and administrative expenses increased year over year due to growth in the business, including the effect from acquisitions. General and administrative expenses for the years ended December 31, 2009, 2008, and 2007 were $202-million, $192-million, and $125-million, respectively.
Depreciation and amortization
Depreciation and amortization expense was $124-million in 2009, versus $110-million in 2008 and $173-million in 2007. In the first quarter of 2008, Agrium adopted a Canadian accounting standard requiring the reclassification of depreciation related to assets employed directly in production of inventory. Periods prior to 2008 were not restated. The amount of depreciation recorded in the cost of product sold was $118-million in 2009 and $108-million in 2008. Depreciation and amortization expense in 2009 increased slightly compared to 2008, as the addition of UAP for the full year of 2009 increased depreciation and amortization expense by $15-million. While the addition of UAP in the second quarter of 2008 increased our depreciation and amortization expense by $42-million in 2008 compared to 2007, our total depreciation and amortization expense decreased by $63-million primarily as a result of this accounting standard change.
Asset impairment
No impairment charges were recorded on property, plant and equipment in 2009 or 2007. Net earnings in 2008 were impacted by an $87-million impairment charge ($45-million net of non-controlling interest) from adjusting the carrying value of Agrium’s Egypt operations to fair value (see “Non-controlling interests” on page 58).
56      Agrium   |   2009 Annual Report

Potash profit and capital tax
Potash profit and capital tax decreased by $158-million to $4-million in 2009 compared to $162-million in 2008 and $28-million in 2007. The decrease in 2009 compared to 2008 was primarily due to lower potash sales volumes, favorable tax impact from higher capital spending on our potash growth projects, and potash profit tax refund. The increase in 2008 compared to 2007 was mainly due to the increase in potash margins and sales revenues in 2008, as well as the impact of the change in foreign exchange rates.
Other expenses (income)

(millions of U.S. dollars)	2009	2008	2007

Interest income	(56)	(57)	(30)
Stock-based compensation	73	(25)	113
Environmental remediation and accretion of asset retirement obligations	9	15	5
Realized and unrealized losses on derivative financial instruments	84	—	20
Foreign exchange loss (gain)	17	(119)	(41)
Bad debt expense	33	23	7
Gain on disposal of property, plant and equipment, and investments	(6)	(8)	(4)
Other	(12)	46	19

	142	(125)	89

Higher stock-based compensation expense in 2009 compared to 2008 resulted from an increase in our share price during 2009, while the reduction in stock-based compensation expense in 2008 compared to 2007 was due to the drop in our share price. Our closing share price on the New York Stock Exchange (NYSE) as at December 31, 2009, was $61.50 compared to $34.13 as at December 31, 2008 and $72.21 as at December 31, 2007.
Net realized and unrealized losses on derivative financial instruments were $84-million, nil, and $20-million for 2009, 2008, and 2007, respectively. Other expenses for 2009 included $113-million of realized loss partially offset by $20-million unrealized gain on gas, power and nutrient derivative financial instruments primarily due to lower natural gas prices. Other income for 2008 included $69-million of net hedging gains before non-controlling interests associated with our investment in Egypt (see page 69 for further details), which were almost entirely offset by $68-million of net realized and unrealized losses on gas, power and nutrient derivative financial instruments.
Foreign exchange losses were $17-million in 2009 where the bulk related to the strengthening of the Canadian dollar and settlement of certain inter-segment positions. Foreign exchange gains were $119-million in 2008 related to the weakening of the Canadian dollar during the year and U.S. dollar denominated accounts receivables in Canadian companies. The year-end Canadian to U.S. dollar exchange rate for 2009 was 1.0466 compared to 1.2246 for 2008 and 0.9881 for 2007.
Interest on long-term debt
Interest on long-term debt was $91-million in 2009, compared to $82-million in 2008 and $52-million in 2007.
Interest expense increased in 2009 compared to 2008 due to the inclusion of a full year’s interest on the $500-million long-term debt issued in connection with the UAP acquisition in September 2008, partially offset by lower interest rates on our floating rate bank loan. Interest on long-term debt increased in 2008 compared to 2007 due to a $1.3-billion net increase in bank indebtedness and long-term debt year-over-year which was primarily used to fund the acquisition of UAP completed during 2008.
57      Agrium   |   2009 Annual Report

Income taxes
Our overall effective tax rate was 22 percent in 2009, versus 31 percent in 2008 and 32 percent in 2007. The 2009 tax rate reflected a higher proportion of income earned in lower taxed jurisdictions, partially offset by Canadian tax on the foreign exchange gains related to our U.S. dollar-denominated debt. The 2007 tax rate reflected increased taxes resulting from foreign exchange gains.
Changes in statutory income tax rates, the mix of earnings, tax allowances, and realization of unrecognized tax assets amongst the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the three years ended December 31, 2009, 2008 and 2007 are provided in note 5 to our 2009 consolidated financial statements.
Non-controlling interests
Non-controlling interests were $1-million, $30-million, and $3-million for 2009, 2008, and 2007, respectively. The increase in 2008 compared to 2009 and 2007 was primarily due to the $42-million non-controlling interests from the $87-million write-down to our $295-million EAgrium investment in the fourth quarter of 2008 to reflect the difference in the estimated fair value of our MOPCO equity interest and the cost of our investment in EAgrium. EAgrium was deconsolidated in 2009.
Quarterly Results of Operations
The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America. Our acquisition of UAP on May 5, 2008 impacts the comparability of quarterly results.

(millions of
U.S. dollars
except per						Cash		Long-term
share		Net	Earnings	Per Share	Total	and Cash	Dividends	Financial
amounts)	Net Sales	Earnings	Basic	Diluted	Assets	Equivalents	Declared	Liabilities

2009
Q1	1,753	(60)	(0.38)	(0.38)	10,301	86	—	1,961
Q2	4,090	370	2.36	2.35	9,688	251	9	1,976
Q3	1,844	26	0.16	0.16	9,023	225	—	2,020
Q4	1,442	30	0.19	0.19	9,785	933	8	2,080

Year	9,129	366	2.33	2.33	9,785	933	17	2,080

2008
Q1	1,107	195	1.24	1.23	6,689	1,762	—	1,213
Q2	3,870	636	4.03	4.00	9,939	178	9	1,964
Q3	3,113	367	2.32	2.31	10,355	208	—	1,995
Q4	1,941	124	0.79	0.79	9,837	374	8	1,950

Year	10,031	1,322	8.39	8.34	9,837	374	17	1,950

2007
Q1	821	(11)	(0.08)	(0.08)	3,560	45	—	938
Q2	2,034	229	1.71	1.70	3,615	55	7	952
Q3	989	51	0.38	0.38	4,022	41	—	980
Q4	1,426	172	1.25	1.24	5,832	1,509	9	1,141

Year	5,270	441	3.28	3.25	5,832	1,509	16	1,141

58      Agrium   |   2009 Annual Report

Significant items affecting the comparability of quarterly results include the following:
2009

We had losses on derivative financial instruments of $69-million and $35-million in the first and fourth quarter, respectively, and gains of $15-million and $5-million in the second and third quarter, respectively;

Due to the increase in our share price in the first half of 2008 and significant decline in the second half of 2008, in 2009 stock-based compensation expense decreased quarter over quarter by $111-million in the second quarter, increased $124-million in the third quarter, and increased $69-million in the fourth quarter;

We had quarter-over-quarter increases of $99-million and $61-million in Retail’s selling expense in the first and second quarter, respectively, primarily as a result of the inclusion of the UAP business for the full year; and,

We had write-downs of $18-million, $32-million, $9-million, and $2-million to Wholesale inventory in the first, second, third, and fourth quarter, respectively.
2008

The UAP acquisition contributed $257-million, $191-million, and $57-million to our gross profit in the second, third, and fourth quarters, respectively;

We had quarter-over-quarter increases of $93-million, $132-million, and $115-million in Retail’s selling expense in the second, third, and fourth quarter, respectively, primarily as a result of the addition of the UAP business in the second quarter of 2008;

We had write-downs of $216-million to Wholesale inventory and Retail inventory and purchase commitments in the fourth quarter;

We recorded a $45-million impairment charge net of non-controlling interests to our $295-million EAgrium investment in the fourth quarter of 2008 as a result of adjusting the carrying value of Agrium’s Egypt operations to fair value;

Given the significant changes in our share price throughout 2008, stock-based compensation expense increased quarter over quarter by $103-million in the second quarter, and decreased quarter over quarter by $34-million, $122-million and $86-million in the first, third, and fourth quarter, respectively;

We had gains on derivative financial instruments of $67-million and $191-million in the first and second quarter, respectively, and losses of $171-million and $87-million in the third and fourth quarter, respectively;

We had quarter-over-quarter increases in potash profit and capital tax of $44-million, $51-million and $28-million in the second, third and fourth quarter, respectively, driven by increased potash profit margins; and,

As a result of the weakening of the Canadian dollar during the fourth quarter, we experienced significant foreign exchange gains of $98-million.
2007

Given the significant increase in our share price in 2007, stock-based compensation expense increased quarter over quarter by $22-million, $9-million, $13-million and $39-million in the first, second, third and fourth quarter, respectively;

In the third quarter we had a loss on derivative financial instruments of $20-million; and,

As a result of the strengthening Canadian dollar, we experienced significant foreign exchange gains in the second and third quarters of 2007 of $17-million and $21-million, respectively.
59      Agrium   |   2009 Annual Report

Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share determined in accordance with GAAP, in this MD&A we make reference to net earnings before interest expense and income taxes and net earnings before interest expense, income taxes, depreciation, amortization and asset impairment. The components of these measures are calculated in accordance with GAAP; however, EBIT and EBITDA are not a recognized measure under GAAP and do not have a standardized meaning, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT and EBITDA should not be used as an alternative to net earnings as determined in accordance with GAAP or as an alternative to cash provided by (used in) operations.
Business units and income tax jurisdictions are not synonymous and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business units. Similarly, financing and related interest charges cannot be attributed to business units on a meaningful basis that is comparable to other companies.
The following is a reconciliation of EBITDA and EBIT to net earnings and diluted earnings per share as calculated in accordance with GAAP:

(millions of U.S. dollars			Advanced
except per share amounts)	Retail	Wholesale	Technologies	Other	Consolidated

2009
EBITDA	266	607	22	(72)	823
Depreciation and amortization	103	112	19	8	242

EBIT	163	495	3	(80)	581
Interest expense					(110)
Income taxes					(105)

Net earnings					366

Diluted earnings per share					2.33

2008
EBITDA	560	1,670	50	41	2,321
Depreciation and amortization	80	105	17	16	218
Asset impairment	—	87	—	—	87

EBIT	480	1,478	33	25	2,016
Interest expense					(105)
Income taxes					(589)

Net earnings					1,322

Diluted earnings per share					8.34

2007
EBITDA	210	786	29	(137)	888
Depreciation and amortization	33	119	16	5	173

EBIT	177	667	13	(142)	715
Interest expense					(70)
Income taxes					(204)

Net earnings					441

Diluted earnings per share					3.25

60      Agrium   |   2009 Annual Report

Financial condition

			2009 vs.
(millions of U.S. dollars)	2009	2008	2008

Assets	9,785	9,837	(52)
Liabilities	5,193	5,727	(534)
Shareholders’ equity	4,592	4,110	482

Assets
For discussion of the change in cash balance year over year, see “Cash position” on page 64 of this MD&A.
Accounts receivable increased by $82-million to $1.3-billion as at December 31, 2009 compared to $1.2-billion as at December 31, 2008. This increase was primarily due to the repayment of our accounts receivable securitization facility in 2009, partially offset by decreased receivables from lower Retail sales in the fourth quarter of 2009 and federal income tax refund received in the first quarter of 2009.
Inventories decreased by $910-million, from $3.0-billion at December 31, 2008 to $2.1-billion at December 31, 2009. The decrease was primarily due to lower Wholesale and Retail inventory volumes and decreases in input costs and fertilizer prices.
Prepaid expenses and deposits increased from $475-million as at December 31, 2008 to $612-million as at December 31, 2009. This change was primarily due to an increase in pre-bought crop protection inventory and costs related to the proposed CF acquisition (see discussion under the section “Proposed Acquisition of CF Industries Holdings, Inc.”), partially offset by lower seed prepaid.
Marketable securities were $114-million as at December 31, 2009, where $113-million was from the purchase of CF shares in the first quarter of 2009, compared to nil as at December 31, 2008. See discussion under the section “Proposed Acquisition of CF Industries Holdings, Inc.”
Our property, plant and equipment decreased by $254-million year over year from $2.0-billion as at December 31, 2008. The decrease was primarily due to the deconsolidation of EAgrium in 2009.
Investment in equity investees increased by $299-million from $71-million as at December 31, 2008 to $370-million as at December 31, 2009 due to equity investment from the acquisition of a 26 percent equity interest in MOPCO and $20-million of equity earnings from MOPCO in 2009.
Goodwill and intangibles were $2.4-billion as at December 31, 2009, unchanged from $2.4-billion as at December 31, 2008.
Other assets was $95-million as at December 31, 2009, a $61-million decrease from the year before.
Liabilities
Bank indebtedness decreased to $106-million as at December 31, 2009 versus $610-million as at December 31, 2008. The 2009 decrease in bank indebtedness was primarily due to the repayment in the first quarter of 2009 of certain variable rate loans taken in the fourth quarter of 2008 to meet UAP working capital requirements, removal of EAgrium bank indebtedness as a result of the deconsolidation of EAgrium, and overall reduction in working capital needs.
Accounts payable and accrued liabilities have increased by $275-million to $2.5-billion as at December 31, 2009 versus $2.2-billion in 2008. The increase was driven by higher 2008 partnership income included in the 2009 tax return, higher Retail prepaid sales, and higher trade payables due to extended Retail vendor terms at year end 2009. These increases were partially offset by a reduction in Wholesale customer prepayments due to the slowdown in the fertilizer market and unstable prices, reduction in Retail performance incentives, and decreased accrued liabilities due to lower input costs.
Long-term debt increased slightly by $77-million from December 31, 2008 to December 31, 2009. The increase primarily relates to the line of credit of Profertil available for inventory and asset purchases, and Agrium’s share of long-term debt raised in 2009 for Profertil.
61      Agrium   |   2009 Annual Report

Other liabilities increased slightly to $381-million as at December 31, 2009 versus $328-million as at December 31, 2008. The majority of this change was due to increase in accretion of asset retirement obligations and stock-based compensation accruals.
Net future income tax liabilities were $444-million as at December 31, 2009 ($521-million reflected in future income tax liabilities less $77-million reflected in accounts receivable), a decrease of $262-million from the year before ($725-million reflected in future income tax liabilities less $19-million reflected in accounts receivable). The decrease resulted from a reduction of income deferred for tax purposes in 2009 compared to 2008.
Non-controlling interests decreased by $231-million from the year before to $11-million as at December 31, 2009 due to the deconsolidation of EAgrium in 2009 (See “Non-controlling interests” on page 64).
Working capital
Our working capital (defined as current assets less current liabilities) at December 31, 2009 was $2.5-billion, slightly higher than $2.3-billion at December 31, 2008. See discussion of current assets under the section “Assets” and current liabilities under the section “Liabilities” on page 61 for discussion on the drivers behind this change in average working capital.

(millions of U.S. dollars)	2009	2008

Current assets	5,120	5,138
Current liabilities	2,581	2,810

Working capital	2,539	2,328

Shareholders’ equity
Shareholders’ equity was $4.6-billion at December 31, 2009, an increase of $482-million compared to December 31, 2008. Accumulated other comprehensive income increased by $125-million, driven by a foreign currency translation gain of $100-million, primarily from the impact of the strengthening of the Canadian dollar during 2009, and a fair value change of $29-million on CF shares purchased. A net increase in retained earnings of $349-million as at December 31, 2009 compared to December 31, 2008 was the result of net earnings of $366-million for 2009, slightly offset by $17-million of dividends declared.
Liquidity and capital resources
Our liquidity and capital resource needs can be met through a variety of sources including cash on hand, cash provided by operations, short-term borrowings from our committed credit facilities and accounts receivable securitization program, and long-term debt and equity capacity from the capital markets.
Sources and Uses of Cash

(millions of U.S. dollars)	2009	2008	2007

Cash provided by operating activities	1,404	1,044	494
Cash used in investing activities	(513)	(3,375)	(561)
Cash (used in) provided by financing activities	(315)	1,196	1,467

Increase (decrease) in cash and cash equivalents	576	(1,135)	1,400

Cash provided by operating activities
Cash provided by operating activities is made up of net earnings adjusted for items not affecting cash and changes in non-cash working capital.
Net earnings adjusted for items not affecting cash was a source of cash of $454-million in 2009, $2.1-billion in 2008, and
62      Agrium   |   2009 Annual Report

$846-million in 2007. Significant changes in net earnings year over year were the primary contributor to these variances. Non-cash items include inventory and purchase commitment write-downs, asset impairment, stock-based compensation, and future income taxes.
Non-cash working capital
Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, including pre-sales of product and inventory build for spring and fall demand; selling prices of our products and services; raw material input and other costs; use of our accounts receivable securitization facility; and, foreign exchange rates.
The change in non-cash working capital for the year ended December 31, 2009 was a source of cash of $950-million versus a use of cash of $1.1-billion for the year ended December 31, 2008 and $352-million for the year ended December 31, 2007. The increase in cash flow from non-cash working capital for 2009 was primarily driven by a reduction in inventories. For further discussion of working capital balance sheet account changes from December 31, 2008 to December 31, 2009, see the “Financial Condition” section at page 61 of this MD&A.
Cash used in investing activities
Investing activities used $513-million of cash in 2009, a decrease of $2.9-billion compared to 2008. Investing activities used $3.4-billion of cash in 2008, an increase from a use of cash of $561-million in 2007.
Business acquisitions
In 2009, we acquired 1.2 million shares of CF for a total of $65-million.
In 2008, we completed the acquisition of 100 percent of the outstanding shares of UAP, which accounted for a use of cash of $2.7-billion. We also completed the acquisition of a 70 percent interest in CMF for total consideration of $42-million.
Capital expenditures

(millions of U.S. dollars)	2009	2008	2007

Sustaining capital	162	145	104
Investment capital	151	361	350

Total	313	506	454

Sustaining capital includes the cost of replacements and betterments of our facilities. Our 2009 sustaining capital expenditures increased slightly compared to 2008. Our 2008 sustaining capital expenditures increased compared to 2007 as they were impacted by our May 2008 acquisition of UAP, while our 2007 sustaining capital expenditures were impacted by escalating materials and contract labor costs as well as the strengthening of the Canadian dollar.
Investment capital typically includes a significant expansion of existing operations or new acquisitions. Our investment capital expenditures decreased in 2009 in comparison to the investment in our Egypt nitrogen facility in 2008 and 2007. EAgrium was deconsolidated in 2009.
Cash provided by financing activities
Cash used in financing activities was $315-million in 2009 versus cash provided by financing activities of $1.2-billion in 2008. Financing activities provided $1.2-billion of cash in 2008, a decrease of $271-million compared to $1.5-billion of cash provided in 2007.
Common shares
In the third quarter of 2008, Agrium announced that it received approval from the Toronto Stock Exchange to repurchase up to 5 percent of its outstanding common shares (approximately 7.9 million common shares) through a normal course issuer bid commencing October 6, 2008. As at December 31, 2008, Agrium had repurchased 1.2 million shares at an average price per share of $29.03. There were no shares repurchased during 2009 under our normal course issuer bid, which expired on October 5, 2009.
We issued $7-million in common shares for cash related to the exercise of stock options in 2009. Cash received on exercise of stock options was $4-million in 2008 and $15-million in 2007.
63      Agrium   |   2009 Annual Report

Bank indebtedness
As at December 31, 2009, our bank indebtedness was $106-million compared to $610-million as at December 31, 2008. The decrease was primarily due to the repayment of certain variable rate loans taken in 2008 to meet UAP working capital requirements and overall reduction in working capital needs in 2009 and the deconsolidation of EAgrium.
Our bank indebtedness at December 31, 2008 increased by $444-million from $166-million as at December 31, 2007. In comparison to 2007, our bank indebtedness in 2008 increased due to the utilization of our syndicated revolving credit facility for the acquisition of UAP, the increase of bank indebtedness of $120-million from the acquisition of CMF, and draws on short-term bridge facility related to contractor payments for EAgrium.
Long-term debt
During 2008 we arranged access to a $1-billion of credit facility in relation to the UAP acquisition. See discussion under “Debt instruments” on page 65 of this MD&A for further details on financing facilities. Also, in 2008, we entered into a $460-million, five-year floating rate bank loan due May 2013 and issued $500-million of ten-year debentures due January 2019, which remains outstanding as at December 31, 2009.
Dividends
We declared dividends on our common shares of 11 cents per common share, equating to $17-million in 2009, $17-million in 2008, and $16-million in 2007. Common share dividends paid were $17-million in 2009, $18-million in 2008, and $15-million in 2007.
Non-controlling interests
We previously carried out our activities in Egypt through our 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. We completed the share exchange on January 26, 2009, which resulted in us owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and were a source of cash in our consolidated statement of cash flows.
Cash Position
Our end-of-year cash balance was $933-million, $374-million and $1.5-billion in 2009, 2008 and 2007, respectively. The increase in cash in 2009 versus 2008 was primarily driven by significantly lower cash used in investing activities and increase in cash provided by operating activities, partially offset by cash used in financing activities (see discussion under “Liquidity and Capital Resources” on pg 62-63). The large cash balance at December 31, 2007 was due to net proceeds of $1.3-billion received from the issuance of equity securities in anticipation of the UAP acquisition which closed in May 2008. Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing including issuing securities under our $1-billion Base Shelf Prospectus (see page 66 for a description of the Base Shelf Prospectus).
Proposed Acquisition of CF Industries Holdings, Inc.
On March 16, 2009 Agrium commenced an unsolicited exchange offer for all of the outstanding shares of CF. Agrium has amended the offer several times and is currently offering aggregate consideration of approximately $2.3-billion cash and 50.3 million Agrium common shares to acquire CF. The board of directors of CF has rejected Agrium’s amended offer and refused to engage in negotiations with Agrium with respect to the acquisition.
During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The CF shares are recorded as marketable securities and classified as available for sale financial instruments with changes to fair value, comprised of an unrealized gain of $48-million to December 31, 2009, recorded in other comprehensive income. At December 31, 2009, the fair value of the CF shares was $113-million.
In October 2009, conditional on closing of the acquisition of CF, Agrium entered into an agreement to sell a 50 percent interest in its Carseland nitrogen facility as well as certain U.S. assets to Terra Industries Inc. (“Terra”) for approximately $250-million cash. In connection with the agreement with Terra, Agrium entered into a consent agreement with and received a “no-action” letter from Canadian Competition Bureau and received early termination of the waiting period under applicable U.S. antitrust legislation.
64      Agrium   |   2009 Annual Report

In January 2010, Agrium notified CF that Agrium will nominate two independent and highly qualified directors for election to CF’s board of directors at CF’s 2010 annual meeting of shareholders.
Agrium continues to be fully committed to acquiring CF and intends to continue to press the board of directors of CF to engage in negotiations with Agrium to execute a mutually beneficial merger agreement for our respective shareholders.
Debt Instruments, Capital Management and Ratings

Debt instruments

	2009			2008
	Total	Unutilized	Utilized	Utilized

Bank indebtedness
North American revolving credit facilities expiring 2010	60	60	—	—
North American revolving credit facilities expiring 2012 (a)(b)	775	775	—	300
European credit facilities expiring 2010 to 2012 (c)	450	376	74	120
South American credit facilities expiring 2010 to 2012 (d)	121	89	32	70
Egypt bridge loan (e)	—	—	—	120

Total bank indebtedness	1,406	1,300	106	610

Long-term debt	2009	2008

Unsecured
Floating rate bank loans due May 5, 2013 (f)	460	460
Floating rate bank loans due November 16, 2012	26	—
6.75% debentures due January 15, 2019 (f)(g)	500	500
7.125% debentures due May 23, 2036 (g)	300	300
7.7% debentures due February 1, 2017 (g)	100	100
7.8% debentures due February 1, 2027 (g)	125	125
8.25% debentures due February 15, 2011 (g)	125	125
Secured
Other	73	24

	1,709	1,634
Unamortized transaction costs	(10)	(12)

	1,699	1,622

(a)	On May 5, 2008, we increased our syndicated revolving credit facility to $775-million.

(b)	We had issued letters of credit under our revolving credit facilities. Outstanding letters of credit issued as at December 31, 2009 were $74-million, reducing credit available under the facilities to $701-million.

(c)	We have access to additional credit facilities as a result of the acquisition of 70 percent of CMF on July 8, 2008. Of the total, $137-million is secured at December 31, 2009. Inventory, accounts receivable and other items with a total carrying value of $87-million are pledged as security for the utilized balance. The utilized balance includes Euro-denominated debt of $31-million. In December 2009, we entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace existing credit facilities. The facility expires in December 2011.

(d)	For the facilities utilized, nil is denominated in Argentine peso at December 31, 2009. Of the total, $105-million is uncommitted and $28-million of the uncommitted portion has been utilized.

(e)	Effective January 26, 2009, MOPCO assumed this debt.

(f)	Pursuant to the UAP acquisition, we borrowed $1.0-billion in 2008. We repaid $497-million on September 11, 2008. Cash of $58-million was paid in October 2008. The remaining balance of $460-million is repayable on May 5, 2013. On September 8, 2008, we issued $500-million of 6.75% debentures due January 15, 2019.

(g)	Debentures contain various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.
65      Agrium   |   2009 Annual Report

Capital Management
The Company’s primary objectives when managing capital are to provide for (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The Company manages capital in reference to a number of credit ratios, including monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity as disclosed on our balance sheet. Interest coverage is the last 12 months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest. The measures of debt, equity and net earnings described above are non-GAAP financial measures (see discussion under “Non-GAAP Disclosure” on page 60 of this MD&A for further details).

	2009	2008	2007

Net debt to net debt plus equity (%)	16	31	(22)
EBITDA interest coverage (multiple)	7.5	22.1	12.7

Our revolving credit facilities require us to maintain specific interest coverage and debt-to-capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at December 31, 2009.
In November 2009 we filed a Base Shelf Prospectus with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement on Form F-10 with the Securities and Exchange Commission, which will provide us the ability to offer from time to time over a 25-month period until December 2011 in Canada and the U.S., up to $1-billion of debt, equity and other securities. We issued $1.4-billion in common shares in 2007 and $500-million in debt offering in 2008 under a previous Shelf Prospectus. As of December 31, 2009, we had not issued any debt or equity securities under the current Shelf Prospectus.
Debt ratings
As at February 25, 2010 our debt instruments were rated as follows:

	Moody’s	Standard	DBRS
	Investors Service	& Poor’s	Limited

Senior Unsecured Notes and Debentures	Baa2	BBB	BBB
Under review
	Under review –		with developing
Ratings Outlook	negative watch	Stable	implications

On February 25, 2009, Moody’s changed its outlook for our senior unsecured debt from stable to under review for possible downgrade. The review was prompted by Agrium’s announcement of its unsolicited offer for CF (discussed further under the section “Proposed Acquisition of CF Industries Holdings, Inc.”). Moody’s review will primarily focus on the credit impact from the potential acquisition of CF, including any changes to the terms of the transaction, the strategic fit of the two companies, regulatory approvals, and the level of cash flow that can be generated to reduce debt, if needed, in a reasonable fashion given the cyclicality and price volatility of Agrium’s agricultural products.
On February 25, 2009, DBRS Limited placed the rating for our senior unsecured debt under review with developing implications following Agrium’s announcement of its proposed acquisition of CF. The rating review is pending the final terms of any potential transaction with CF, including those regarding related financing and the sale of an interest in Agrium’s Carseland, Alberta, nitrogen facility, in combination with the outlook for the fertilizer market.
66      Agrium   |   2009 Annual Report

Future Cash Requirements
Contractual obligations and other commitments
As at December 31, 2009 our aggregate contractual obligations were comprised of the following:

	Payment due by period
	Less than	One to	Four to	After
(millions of U.S. dollars)	one year	three years	five years	five years	Total

Long-term debt (a)	92	342	612	1,764	2,810
Operating leases	125	54	25	29	233
Purchase obligations	578	173	93	92	936
Asset retirement obligations	9	18	7	626	660
Environmental remediation liabilities	22	37	20	61	140

Total	826	624	757	2,572	4,779

(a)	Figures include interest payments.
Long-term debt
See discussion of debt instruments on page 65 of this MD&A. Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions. See discussion of capital management on page 66 of this MD&A.
Operating leases
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.
Purchase obligations
Purchase obligations include minimum commitments for North American natural gas purchases which are floating-rate contracts, calculated using the prevailing regional gas prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2009. Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017, which are also included in purchase obligations. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
We have a power co-generation agreement for the Carseland facility, which expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (“MW/hr”) through 2011 and up to 20 MW/hr for the remainder of the term based on the Carseland facility requirements. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas.
Asset retirement obligations
Asset retirement obligations are generally related to dismantlement and site restoration or other legal termination and retirement of an asset. These obligations, which will be settled between 2010 and 2136, represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $660-million as at December 31, 2009. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $106-million as at December 31, 2009.
Environmental remediation liabilities
Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $140-million as at December 31, 2009.
67      Agrium   |   2009 Annual Report

Future Capital Expenditures
Our capital expenditures for 2010 is expected to be higher than 2009.1
We are planning a sustaining capital program of approximately $230-million to $250-million in 20101. Our 2010 sustaining capital program includes over $40-million related to the purchase of previously leased items and increased sustaining capital requirements at our Vanscoy potash facility. The sustaining program includes the following:

Spending at our Wholesale plant sites in order to ensure efficient, reliable and safe operations of facilities, including building replacement and maintenance at various Wholesale operations;

Spending for North American and South American Retail operations; and,

Projects at our Vanscoy potash facility.
Our investment capital program planned for 2010 include the following:

Projects to develop and increase capacity at our Vanscoy potash facility;

Spending for Retail expansion opportunities; and,

Additional investment in Advanced Technologies.
We anticipate we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see discussion under “Debt instruments” on page 65 of this MD&A for further details) and funds available from new debt or equity securities offerings.1
Outstanding share data
The number and principal amount of outstanding shares as at February 28, 2010 were as follows:

	Number of Shares	Market Value

Common shares	157 million	$10,184 million

As at February 28, 2010, there were approximately 1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.
Off balance sheet arrangements
Sale of accounts receivable
Under our North American receivables securitization facility, we may sell up to $200-million of eligible accounts receivable to an unrelated financial institution. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program. Proceeds from these limited-recourse sales are not required to be included in our balance sheet as liabilities because Agrium does not maintain effective control over the transferred assets, the purchaser has a right to pledge or exchange the receivables it purchases, and the sold receivables have been isolated from Agrium. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2012.
We utilized nil of our accounts receivable securitization as at December 31, 2009, compared to $200-million and nil utilized as at December 31, 2008 and 2007, respectively.
Guarantees
We have guaranteed rail car leases of a third party, expiring in 2025. Agrium does not expect to make payment under the guarantees; however if called to do so, recoveries under recourse provisions by way of access to the leased assets are available. Maximum potential future undiscounted payments for guarantees issued were approximately $27-million as at December 31, 2009.
(1) See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
68      Agrium   |   2009 Annual Report

Financial instruments
Risk Management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.1
Our derivative financial instruments and the nature of the risks which they are, or may be, subject to are set out in the following table:

Derivative financial instruments	Risks
Commodity
	Currency	price	Credit	Liquidity

Foreign currency forward and option contracts	X		X	X
Natural gas forward, swap and option contracts, nutrient swap contracts and heat rate swap contracts		X	X	X

Currency risk
We had the following foreign exchange contracts as at December 31:
Foreign exchange derivative financial instruments outstanding

	2009			2008
	Notional		Fair value	Notional		Fair value
	(millions,		assets	(millions,		assets
Sell/Buy	buy currency)	Maturities	(liabilities)	buy currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 46	2010	1	—	—	—
USD/EUR forwards	—	—	—	EUR 15	2009	—
EUR/USD forwards	USD 9	2010	—	USD 33	2009	—
GBP/USD forwards	USD 2	2010	—	USD 5	2009	—
USD/CAD put options purchased	—	—	—	CAD 195	2009	2
USD/CAD call options sold	—	—	—	CAD 206	2009	(20)

			1			(18)

In respect of the foreign exchange contracts, gains of $10-million and losses of $18-million were recognized in 2009 and 2008, respectively, and reported in other expenses (income).
Forward contracts and interest rate swap contracts related to EAgrium construction and financing no longer qualified for hedge accounting following the decision by the Egyptian government to halt construction in the second quarter of 2008. All foreign exchange forward contracts and interest rate swap contracts in respect of EAgrium were unwound during the third quarter of 2008. As a result, realized net hedging gains of $69-million were recognized in earnings, of which $28-million had been reflected in non-controlling interests.
(1) See disclosures under the heading “Forward-Looking Statements” on page 93 of this MD&A
69      Agrium   |   2009 Annual Report

Commodity price risk
We manage the risk of changes in natural gas, power and nutrient prices using derivatives. Total change in fair value of non-qualifying derivative financial instruments during 2009 was a loss of $93-million (2008 — $68-million) due to falling natural gas prices. This was reported in other expenses (income), of which $113-million (2008 — $8-million) has been realized.
We had the following natural gas, power and nutrient derivative financial instruments as at December 31:
Natural gas, power and nutrient derivative financial instruments outstanding

	2009			2008
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts

Swaps	67	2010 to 2013	(35)	33	2009 to 2013	(61)
Collars (swap with options)	23	2010 to 2012	5	25	2009 to 2012	13
Call spreads	—	—	—	4	2009	2
El Paso swaps	—	—	—	2	2009	(2)
AECO contracts
Swaps	—	—	—	1	2009	(1)
Options	—	—	—	13	2009	(9)

	90		(30)	78		(58)

Power — Swaps (GWh)	552	2010 to 2013	(2)	666	2009 to 2012	6
Nutrient — Urea swaps (short tons)	24,500	2010	1	18,000	2009	(2)

			(31)			(54)

Interest rate risk
Our exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to our long-term debt.
Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage our interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.
Credit risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the U.S., Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American agricultural and professional turf application markets. There were no significant uncollectible trade receivable balances at December 31, 2009.
We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher
70      Agrium   |   2009 Annual Report

credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts.
Liquidity risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations, supplemented by credit facilities and the accounts receivable securitization program. The Company monitors and has access to capital as described under capital management.
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.
Fair Value
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.

	2009	2008

Fair value of long-term debt	1,805	1,578
Carrying value of long-term debt	1,709	1,634
Weighted-average effective interest rate on long-term debt (%)	6	6

Fair value of financial instruments

	2009	2008

Cash and cash equivalents	933	374
Accounts receivable
Foreign exchange derivative financial instruments	1	—
Gas, power and nutrient derivative financial instruments	5	5
Marketable securities
Investment in CF (available for sale)	113	—
Other (held for trading)	1	—
Other assets
Gas, power and nutrient derivative financial instruments	3	16
Other (available for sale)	25	27

	1,081	422

Accounts payable and accrued liabilities
Foreign exchange derivative financial instruments	—	(18)
Gas, power and nutrient derivative financial instruments	(14)	(64)
Other liabilities
Gas, power and nutrient derivative financial instruments	(25)	(11)

	(39)	(93)

71      Agrium   |   2009 Annual Report

2009 Fourth quarter
Management’s Discussion and Analysis
2009 Fourth Quarter Operating Results
Net Earnings
Agrium’s fourth quarter consolidated net earnings were $30-million, or $0.19 diluted earnings per share, compared with net earnings of $124-million, or $0.79 diluted earnings per share, for the same quarter of 2008. Net earnings before interest expense and income taxes (“EBIT”) were $31-million for the fourth quarter of 2009 compared with EBIT of $172-million for the fourth quarter of 2008. A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP Measures”. Consolidated gross profit in the fourth quarter of 2009 was $383-million, a $139-million decrease compared with the fourth quarter of 2008. The decreases in quarter-over-quarter gross profit and EBIT were primarily driven by lower selling prices for our products, partially offset by an increase in sales volumes and lower cost of production. For discussion on the performance of each business unit, see section “Business Segment Performance”.
Expenses were $47-million lower in the fourth quarter of 2009 compared with the same period last year largely due to a combination of the following items:

An $87-million write-down in our EAgrium investment in the fourth quarter of 2008 (net to Agrium of $45-million after elimination of non-controlling interests);

A $41-million reduction in potash profit taxes; and,

A $22-million reduction in selling expenses.
These favorable changes were partially offset by a $95-million change in other expenses as outlined in the table below:
Below is a summary of our other expense (income) for the fourth quarter of 2009 and 2008:

Three months ended December 31,	2009	2008

Stock-based compensation	34	(35)
Loss on derivative financial instruments	35	87
Interest income	(11)	(11)
Foreign exchange (gain) loss	—	(98)
Other	(2)	18

	56	(39)

The tax recovery in the fourth quarter of 2009 was primarily due to the higher than expected proportion of income earned in lower taxed jurisdictions and a loss incurred in higher taxed (U.S.) jurisdiction. The effective tax rate was 22 percent for 2009, compared with 31 percent for 2008. The lower annual tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009, partially offset by Canadian income tax on the foreign exchange gains related to our U.S. dollar-denominated debt.
Business Segment Performance

Retail
Retail’s 2009 fourth quarter net sales were $738-million, compared to $1.0-billion in the fourth quarter of 2008. Gross profit was $189-million in the fourth quarter of 2009, compared to $228-million for the same period last year. Retail EBIT was a loss of $57-million in the fourth quarter of 2009, versus a loss of $54-million in the fourth quarter of 2008.
Crop nutrient net sales were $431-million this quarter compared to $631-million in the same quarter last year. Lower crop nutrient prices for the primary nutrients more than offset an increase in sales volumes this quarter compared to the same period last year. While crop nutrient sales volumes were above last year’s levels, they were still 20 percent below expected
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volumes due to the shortened fall application season. Gross profit for crop nutrients was $46-million this quarter compared to the fourth quarter results of $60-million achieved in 2008. This quarter over quarter variance in gross profit also reflects a $93-million write-down in nutrient inventory valuation in the fourth quarter of 2008. Crop nutrient margins averaged 11 percent in the fourth quarter of 2009, slightly higher than the third quarter of 2009 and slightly higher than the fourth quarter of 2008 including the write-down. The reduction in gross profit compared to last year was due to the decline in overall crop nutrient prices, both from the fourth quarter of 2008 and during 2009, therefore reducing the realizable margin, while the shortened fall application season limited the typically higher margin, full-service ammonia market. We anticipate crop nutrient margins to improve significantly in 2010 as demand is expected to be strong and inventory costs are below current replacement costs. Sales volumes at our South American operations were also higher this quarter when compared to the same period last year as rain has returned to the region, ending the worst drought in approximately 100 years. Gross profit from our South American retail operations was $10-million this quarter, compared to $7-million last year which included an $8-million write-down in inventory in the fourth quarter of 2008.
Crop protection net sales were $234-million in the fourth quarter of 2009, a 19 percent decrease from the $288-million in sales for the same period last year. This was mainly due to lower sales prices for glyphosate, which was partially offset by an 83 percent increase in glyphosate volumes this quarter compared to the same period last year. Gross profit this quarter was $98-million, a decrease of $35-million over last year’s $133-million, due primarily to timing differences in the recognition of volume rebates. On an annual basis, 2009 rebates exceeded 2008. Crop protection product margins as a percentage of net sales were 42 percent for the fourth quarter of 2009, as compared to 46 percent in the same period last year.
Net sales for seed, services and other decreased by 29 percent to $73-million this quarter, from $103-million in the fourth quarter of 2008. Gross profit was $45-million in the fourth quarter of 2009, compared to $35-million for the same period last year. Seed sales were $16-million in the fourth quarter of 2009, a decrease of 65 percent over the same period last year due primarily to less wheat acres being planted.
Gross profit from seed sales was $16-million this quarter compared to $7-million in the fourth quarter of 2008, due to timing of seed rebates recognition this year. Application services revenues were $32-million and gross profit was $24-million this quarter, both marginally higher than results from the same period last year. The relative strength in earnings from this product line in a difficult agricultural environment illustrates the benefits of the diversity in our Retail business.
Retail selling expenses for the fourth quarter of 2009 were $211-million, a 13 percent decline over last year’s level, primarily due to reduced fuel and maintenance costs and to lower salaries and performance incentives earned. Selling expenses as a percentage of net sales in the fourth quarter of 2009 was 29 percent, up significantly from the 24 percent in the same period last year. The 51 percent decrease in nutrient unit prices compared to the prior period was the primary contributor to the higher expense as a percent of sales.
Wholesale
Wholesale’s net sales were $716-million for the fourth quarter of 2009 compared to $982-million for the fourth quarter of 2008. Gross profit was $180-million in the fourth quarter of 2009, compared with the $283-million in the fourth quarter for 2008, due primarily to lower average sales prices across all three nutrients. The resulting reduction in quarter over quarter selling prices more than offset a 44 percent increase in sales volumes in the fourth quarter of 2009 when compared to the same period last year. The key factor driving the higher volumes during the quarter was a return to stronger demand from North American customers for all three nutrients, despite the shortened application season this fall. Cost of product sold for the fourth quarter of 2009 was $237 per tonne, $209 per tonne lower than the same quarter in 2008 due primarily to lower natural gas costs on nitrogen and $121-million of inventory write-downs in the fourth quarter of 2008. EBIT of $140-million in the fourth quarter of 2009 was $34-million higher than the fourth quarter of 2008 due primarily to lower potash profit taxes and derivative losses. Prior year EBIT was also impacted by a $45-million impairment, after non-controlling interest, of our former investment in EAgrium.
Nitrogen gross profit was $95-million this quarter, compared to $136-million in the same quarter last year. Benchmark prices and Agrium’s realized prices were lower than last year across all nitrogen products. Domestic and international ammonia and urea volumes were up significantly in the fourth quarter of 2009 compared to the same period last year. Nitrogen cost of product sold was $214 per tonne this quarter, significantly lower than the $317 per tonne in the fourth quarter of 2008. The lower production cost was primarily a result of lower North American gas prices. Agrium’s nitrogen margins averaged $102 per tonne this quarter, compared with $197 per tonne in the fourth quarter of last year.
73      Agrium   |   2009 Annual Report

Agrium’s overall natural gas cost was $4.82/MMBtu (including gas hedging) in the fourth quarter of 2009 versus $7.41/MMBtu in the fourth quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2009 was $4.27/MMBtu, versus $6.82/MMBtu in the same quarter last year and $3.41/MMBtu in the third quarter of 2009. The AECO (Alberta) basis narrowed to $0.28/MMBtu in the fourth quarter of 2009, compared to $0.98/MMBtu in same period of 2008.
Potash gross profit was $74-million ($210 per tonne) in the fourth quarter of 2009 versus $159-million ($562 per tonne) in the fourth quarter of 2008. The average realized sales price was $382 per tonne this quarter, down from $678 per tonne for the same period last year. Sales volumes were 353,000 tonnes, an increase of 25 percent from the same period last year. Domestic demand was up 81 percent compared to the same period last year; while international sales remained significantly lower than the fourth quarter of 2008 due to continued uncertainty in international markets given the negotiations for a new supply contract with China were not complete. Cost of product sold on a per tonne basis was $172 per tonne or $56 per tonne higher than for the same quarter last year, partly due to the stronger Canadian dollar and lower operating rates at our Vanscoy facility.
Phosphate gross profit was $1-million this quarter, compared to $86-million in the same quarter last year. Realized sales prices averaged $392 per tonne, down $725 per tonne when compared to the record $1,117 per tonne price achieved in the same quarter last year. Sales volume this quarter was 232,000 tonnes, representing a 69 percent increase as compared to the same quarter in 2008. Phosphate cost of product sold was $388 per tonne or $101 per tonne lower than the fourth quarter of 2008, primarily due to lower ammonia and sulphur costs. The phosphate market experienced improvement in benchmark prices in the fourth quarter from the previous quarter in 2009. When compared to the third quarter of this year, average realized sales prices for the fourth quarter of 2009 were $24 per tonne higher and benchmark prices have continued to climb into 2010.
Gross profit for the Purchase for Resale business in the fourth quarter of 2009 was $2-million versus a loss of $108-million for the same period last year. The majority of the variance was due to an inventory write-down of $121-million taken in the fourth quarter of 2008.
Wholesale expenses were $136-million lower in the fourth quarter of 2009 than the same period last year. This was primarily due to a $45-million impairment (after non-controlling interest) booked in the fourth quarter of 2008 of our former investment in EAgrium and a $51-million reduction in hedging losses on our natural gas, power and foreign exchange derivatives. The remainder of reduction in expenses was due to lower potash profit taxes in the fourth quarter of 2009 primarily as a result of lower quarter-over-quarter margins.
Advanced Technologies
Advanced Technologies’ fourth quarter 2009 net sales were $95-million compared to $76-million in the fourth quarter of 2008. The increase was primarily attributed to the inclusion of the new turf and ornamental business that was transferred from Retail to Advanced Technologies in 2009. Although ESN sales volumes were up 88 percent in the fourth quarter of 2009 compared to the same period in 2008, net sales were impacted by lower average realized sales prices in ESN and other controlled release products versus the fourth quarter of 2008, as a result of a decline in the price of urea.
Gross profit for Advanced Technologies was $16-million for the quarter, compared with $17-million for the same period last year. EBITDA was $8-million lower this quarter versus the comparable period in 2008 due to lower average realized sales prices and margins for products sold and higher selling, general and administrative costs. Selling, general and administrative costs for Advanced Technologies were $10-million higher in the fourth quarter of 2009 than the same period last year due primarily to the relocation of the segment’s corporate offices to Loveland, Colorado and the inclusion of costs related to the new turf and ornamental operations transferred from Retail.
Other
EBIT for our other non-operating business unit for the fourth quarter of 2009 was a loss of $46-million, a decrease of $160-million compared with earnings of $114-million for the fourth quarter of 2008. The decrease reflected the absence of foreign exchange gains which occurred in the fourth quarter of 2008, and an increase in stock-based compensation expense driven by an increase in our share price in the fourth quarter of 2009 compared with a decrease in the comparative period of 2008.
74      Agrium   |   2009 Annual Report

Accounting estimates and
new accounting standards
Our consolidated financial statements and accounting policies are presented in accordance with Canadian generally accepted accounting principles (GAAP). A full discussion of our significant accounting policies is provided in note 2 to our 2009 consolidated financial statements.
The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur.
Critical Accounting Estimates
We consider an accounting estimate to be critical if:

It requires significant assumptions about matters that are inherently highly uncertain at the time the accounting estimate is made; and,

Different estimates that we could have used in the current period, or changes in accounting estimates that are reasonably likely to occur from period to period, would have a material impact on our financial condition or consolidated results of operations.
Management has discussed the development and selection of the following critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented relating to these policies.
The following discussion presents information about our most critical accounting estimates.
Collectibility of accounts receivable
We evaluate collectibility of customer receivables according to the customer and the nature of the sale. We adjust the allowance for doubtful accounts quarterly based on our evaluation. The evaluation includes assumptions about a customer’s credit quality as well as subjective factors and trends including the length of time a receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience. The Company’s experience with respect to the incurrence of bad debt losses has been within expectations and has generally been limited to a small number of specific customer situations.
Inventory valuation
Our determination of net realizable value of inventories requires considerable judgment. Inherent uncertainties exist in estimating forecasted selling prices, including assumptions about demand and supply variables. Demand variables include grain and oilseed prices and stock-to-use ratios and changes in inventories in distribution channels. Examples of supply variables include forecasted prices of raw materials such as natural gas, estimated operating rates and crop nutrient inventory levels. Results could differ if actual selling prices differ materially from forecasted selling prices. Factors affecting forecasted selling prices do not depend on any single factor in isolation; we must make assumptions about interrelationships among factors to forecast future selling prices. During 2009 and 2008 we recorded charges to write down inventories and purchase commitments by $63-million and $216-million respectively.
Property, plant and equipment
We record property, plant and equipment at cost and include the cost of replacements and betterments including planned major maintenance. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services, as well as interest capitalized during construction.
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Planned major maintenance includes replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts, internal assessment of production equipment, replacement of aged catalysts, new installation or recalibration of measurement and control devices and other costs. Such expenditures are capitalized if they extend the useful life or increase the output or efficiency of equipment compared to pre-turnaround optimal working condition-levels of efficiency and output. Expenditures that do not extend the useful life or increase the output or efficiency of equipment such as routine maintenance and expenditures to maintain production equipment in proper working condition are expensed as incurred. The nature of deferred turnaround expenditures are consistent in all periods presented. Turnarounds are charged to cost of product sold on a straight line basis over the period until the next turnaround, generally one to four years. Capitalization of planned major maintenance, as opposed to expensing the cost when incurred, results in deferring recognition of plant turnaround expenditures and results in the classification of the related cash outflows as investing activities in the Company’s statement of cash flows, whereas others that expense similar costs as incurred classify the cash outflows as operating cash flows.
Depreciation expense
We depreciate our property, plant and equipment based on their estimated service lives, which typically range from two to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors are constantly changing. Therefore, we periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
Intangibles
We estimate the initial life of intangibles based on experience and current technology. Impairment or changes in the amortization period of an intangible may result because of a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or in the business climate, or a significant decline in the observable market value of an asset.
Impairment of long-lived assets
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating and its fair value. Fair value can be affected by a number of factors, including new technology, market conditions for our products, availability of raw material inputs, and estimated service lives of the assets. We review the carrying value of our property, plant and equipment on a regular basis and where it exceeds the undiscounted cash flow expected to result from the asset’s use and fair value, we consider the asset to be impaired. Determination of undiscounted cash flows or fair value requires judgement about future cash flows, interest rates, growth rates, costs, pricing, capital expenditures and market conditions. If impairment has occurred, an impairment charge is recognized immediately.
Fair value of financial assets and liabilities
Changes in quoted market prices, interest rates, foreign exchange rates, expected future prices for underlying assets, and general market conditions could affect fair values. The Company’s exposure is primarily to fluctuations in market prices of natural gas and foreign exchange rates. Non-performance risk, including the Company’s own credit risk for financial liabilities, is considered when determining the fair value of financial assets or liabilities, including derivative liabilities. The impact of non-performance does not have a material impact on fair values in the Company’s financial statements.
Goodwill
Goodwill is assessed for impairment by estimating the fair value of each of our reporting units, which correspond to our operating segments. Fair value of reporting units is determined by relying primarily on the discounted cash flow method. This method estimates the fair value of a business unit using a discounted five year forecasted cash flow with a terminal value. Terminal values are estimated with a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for the business unit. The discount rate is based on our weighted-average cost of capital, adjusted for the risks and uncertainty inherent in each business unit and our internally developed forecasts, which we believe approximates the discount rate from a market participant’s perspective. The assumptions underlying our projected cash flows are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Projected cash flows are reviewed by senior management.
76      Agrium   |   2009 Annual Report

Estimated fair value could be impacted by changes in interest rates, growth rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business unit, the specific projections of the business and its geographic markets and products.
A prolonged period of reduced demand and prices for our major products resulting in lower long-term growth rates and reduced long-term profitability may reduce the fair value of our reporting units. The fair value of each of our reporting units exceeds its carrying value by a significant amount.
Environmental remediation liabilities and asset retirement obligations
Estimated costs of environmental remediation are based on our best estimate of undiscounted future costs. Changes in estimates of future costs or the timing of expenditures would affect our estimates. Our estimates of future cash flows required to fulfill our obligations for asset retirement obligations are based on current environmental laws and regulations, discounted at our credit-adjusted risk-free interest rate. Changes in estimates of future costs, expected timing of expenditures and interest rates would affect our estimates and accordingly could affect earnings.
Employee future benefits
Pension plan and post-retirement benefit costs for our defined benefit plans are determined annually by independent actuaries, and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses. Our actuaries use a variety of assumptions to determine the pension and post-retirement obligations and costs for our defined benefit plans including the discount rate, the expected rate of return on plan assets, the role of future compensation increases, and health care cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded.
Stock-based compensation
The Company’s expense for stock-based compensation primarily depends on our stock price at the date of grant and at the end of a reporting period, and assumptions about vesting of awards. Assumptions about vesting require estimates of the relative ranking of certain measures of the Company’s performance compared to the performance for a selected peer group of companies, and estimates of individual employee retention. Changes in stock prices and assumptions about vesting would affect our recorded expenses and related liabilities.
Rebates
The Company enters into agreements with suppliers, primarily for crop protection products and seed. Rebate agreements provide for vendor rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. The Company accounts for rebates and prepay discounts as a reduction of the prices of suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated performance in a crop year (generally October to September). Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product sold as inventory is sold. Rebates that are based on sales volume are offset to cost of product sold when the Company determines that they have been earned based on sales volume of related products.
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Income Taxes
The Company is subject to income taxes in Canada and the U.S. and various foreign jurisdictions. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as future income tax assets and liabilities. Judgement is necessary in evaluating our tax positions and determining income tax expense. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be negatively affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates, or by changes in tax laws, regulations or interpretations. We are also subject to audit in various tax jurisdictions and, although we believe our tax estimates are reasonable, the final determination of tax audits could result in additional taxes being assessed, possibly resulting in a material impact on our earnings or cash flows.
New Accounting Standards
During 2009, the Company adopted standards affecting the recognition, measurement, presentation and disclosure of intangible assets, including guidance on pre-production and start-up costs, requiring that these costs be expensed as incurred. The Company does not expect that adoption of this standard will have a significant impact on its financial statements in the future.
Accounting Standards and Policy Changes Not Yet Implemented
Beginning in 2011, the Company will adopt guidance on business combinations, consolidated financial statements and non-controlling interests. The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition-related costs. To the extent that the Company completes acquisitions in 2011 and beyond, the impact of adopting this standard could be material. However, the impact depends on the nature and size of future acquisitions.
International Financial Reporting Standards (“IFRS”)
The Company will adopt IFRS as required by Canadian GAAP on January 1, 2011. IFRS will require restatement of comparative figures.
In 2008, Agrium established a dedicated team to develop and implement the IFRS transition plan to comply with the changeover date of January 1, 2011. The plan outlines two project phases: design and development; and, implementation and parallel reporting. To date, Agrium is completing the design and development phase and will be entering the implementation phase in Q1 of 2010.
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The table below outlines our key IFRS transition plan activities, major milestones and timelines and progress to date.

IFRS Transition
Key Elements	Milestones/Timelines	Project Status
Accounting policies:

    Analyze of accounting policy differences

    Select IFRS accounting policies and determine IFRS 1 elections

    Develop IFRS financial statement format with appropriate disclosures

    Quantify IFRS impacts on transition

    Accounting policies and draft IFRS financial statement format with disclosures approved by senior management and in for review to the Audit Committee Q2, 2010

    Final quantification of IFRS transition effects for 2010 and comparative year Q1, 2011

    Preliminary decisions on accounting policies, including IFRS 1 optional exemptions, have been made

    Preliminary drafting of IFRS financial statement format with disclosures has been completed

    Quantification of IFRS transition effects are identified as each work package progresses

Information systems:

    Analyze of changes necessary to enable recording/tracking/reporting of financial information required under all applicable GAAP for the parallel reporting year(s)

    Develop and implement solution
	Information system solutions in place for parallel reporting year for all applicable GAAP, 2010	Identifying and implementing dual reporting solutions for parallel reporting year. Monitoring and adjusting changes as work packages progress

Control environment:

    Where there are changes to accounting policies/procedures, assess both the internal controls over financial reporting, the disclosure controls and procedures for design and effectiveness and implement appropriate changes
	Testing of internal controls for 2010 comparatives completed by Q1 2011	Preliminary analysis indicates that we are expecting minimal changes to our internal control processes

Training requirements:

    Develop strategic training plan for all levels and departments of the organization

    Deliver targeted training to key employees where roles are impacted by IFRS transition

    Communicate accounting policy changes and resulting impacts across organization

    Communicate transition project plan progress both internally and externally

    Appropriate level of IFRS financial reporting expertise achieved by changeover date

    Communication of the effects of IFRS transition on the organization both internally and externally by changeover date

    Directors and Officers received IFRS training Q4, 2009

    Second wave of IFRS immersion training for key finance and accounting employees Q1, 2010

    Targeted training continues to those impacted employees as each work package progresses

    Quarterly communications will continue on the IFRS transition project progress across the organization and externally through MD&A disclosures

Business impacts:

    Analysis of business activities that may be impacted by GAAP measures, such as debt covenants and compensation and identification of solutions where necessary

    Analysis of tax impacts on transition to IFRS
Applicable negotiation of covenants and compensation arrangements by end of 2010 Identification of significant tax impacts Q2, 2010
    Preliminary analysis of debt covenants and compensation arrangements indicate that the impacts of IFRS transition are not expected to be material

    Continuing to identify tax impacts as each work package progresses

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During the design and development phase, a number of differences have been identified between currently applied accounting principles and those under IFRS. Following below are the standards that may have a significant impact on Agrium’s consolidated financial statements. The listing is not meant to be viewed as an exhaustive listing of changes that will be experienced by the transition to IFRS. Detailed analysis of these changes is continuing and approval of accounting policies is expected in 2010. At this time, the full impact of transitioning to IFRS on the Company’s future financial position is not reasonably determinable or estimable.
Impairment
Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). Canadian GAAP uses a two step approach to first test for, and then subsequently measure, an impairment loss. IFRS permits, unlike Canadian GAAP, impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.
IFRS allocates goodwill to the cash generating units (“CGUs”) that benefit from the expected synergies of the related business combination and tests that goodwill for impairment at the CGU or group of CGUs level. More than one CGU can be aggregated when allocating the goodwill from a business combination. This allocation under IFRS may be at a lower level than the allocation of goodwill under Canadian GAAP and as a result some companies may have increased potential for impairment losses.
Provisions (includes asset retirement obligations)
Under IFRS, a provision is recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and, a reliable estimate of that outflow can be made. “Probable” refers to the event being more likely to occur than not. Under Canadian GAAP, recognition of provisions is based on the criterion of “likely”. The IFRS threshold of “probable” may result in some contingent liabilities meeting the recognition criteria under IFRS that were not recognized under Canadian GAAP.
Other differences, between Canadian GAAP and IFRS, exist in measuring an entity’s provisions. IFRS requires a provision to be measured as the “best estimate” of the expenditure to be incurred. Where there is a range of possible outcomes, and each point in the range is as likely as any other, the mid-point of the range is used as the best estimate. Under Canadian GAAP an entity would use the low-end of a range. IFRS, unlike Canadian GAAP, also requires discounting of a provision where the effect of discounting is material.
Employee benefits
IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. Canadian GAAP does not permit immediate recognition in equity. Further, under IFRS, vested past service costs are required to be expensed immediately while unvested costs are to be amortized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs are amortized over the expected average remaining service life of active employees, unless employees in that plan are inactive. Costs are then amortized over the average life expectancy of the former employees. This change is expected to accelerate the recognition of past service costs.
The Company is evaluating policy choices that will determine the effect on future financial statements.
Share-based payments
IFRS requires cash-settled, share-based awards to be measured at fair value. Canadian GAAP requires that these awards are measured at intrinsic value. This is expected to impact the measurement of Agrium’s stock-based compensation liabilities and stock-based compensation expense.
Income taxes
Accounting for deferred income tax effects of a business combination differs under IFRS. Differences may affect deferred tax amounts, goodwill and income tax expense arising from a business combination.
Classification of deferred tax under IFRS is non-current whereas Canadian GAAP splits deferred taxes between current and non-current components.
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First-time adoption of IFRS
Agrium’s adoption of IFRS will require the application of IFRS 1 — First Time Adoption of International Financial Reporting Standards. This standard provides guidance for Agrium’s initial adoption which requires, in general, that Agrium apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permit certain optional exemptions from this general requirement. Agrium continues to assess the implications of IFRS 1 on its opening balance sheet.
Enterprise risk management
We are exposed to various risks and uncertainties in the normal course of business that can cause variations in results from operations and affect our financial condition. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.
At Agrium, we believe that everyone has a part to play in Risk Management:
Our Board of Directors has oversight responsibility for risk. This includes understanding the material risks of the business and the related mitigation strategies, as well as taking reasonable steps to ensure that management has an effective risk management process in place to identify, understand and appropriately manage the risks of the business;

In addition to the oversight responsibility of the Board of Directors, individual Committees of the Board have the mandate to oversee specific risks relevant to their areas;

Risks that are unique to our separate strategic business units are managed under the jurisdiction of the Presidents of those business units. Corporate risks fall under the jurisdiction of Corporate Functional Heads; and,

Agrium has appointed a Chief Risk Officer (“CRO”). The CRO is responsible for maintaining an effective Enterprise Risk Management Process (“ERM Process”). The CRO monitors current developments in risk management practices, drives improvements in Agrium’s Risk Management philosophy, program and policies, and supports development of a best practice risk management culture.
Enterprise Risk Management (“ERM”) Process
Through Agrium’s ERM Process, senior management, business units and corporate functions seek to formally identify all risks facing the business. Once identified, risks and related mitigation strategies are ranked, documented within the ERM database, and reviewed quarterly. If the residual risk (defined below) for any given risk is considered to be unacceptably high, additional mitigation strategies are developed for implementation.
Quarterly, the CRO reports all High Impact Risks, and changes to those risks, identified through the ERM Process to senior management and the Board of Directors. Annually, the CRO reports all risks to the Board of Directors, regardless of risk ranking, and presents an in-depth review of the ERM Process.
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Ranking risks
Rankings are assigned to risks based on the potential impact of the risk on the business.
At Agrium, we assign rankings to risks based on our Risk Matrix:
Agrium’s risk matrix
More Severe
Less Severe
Our Risk Matrix takes into account the expected consequence and frequency of a risk event. Consequence and frequency rankings for each risk are determined after taking into account existing mitigation strategies. In Risk Management literature, this is referred to as Residual Risk.
Frequency Rankings
A frequency ranking represents how often a consequence related to a risk is expected to occur – it is akin to probability of loss from the risk.
Consequence Rankings
In assigning consequence rankings, we consider the impact of a risk event to each of the following three areas: (a) company reputation; (b) our financial health; and, (c) the environment and the health and safety of our employees and external parties. Consequences are evaluated in terms of the aggregate impact within an annual period, and are classified as catastrophic, grave, significant, moderate or modest based on the overall impact to corporate reputation, our financial health, the environment, and the health and safety of our employees and external parties.
Limitations
Our ERM Process and Risk Management Structure helps us to identify and appropriately manage our risks. However, it should not be assumed that the process will identify and eliminate all risks. Sometimes, the appropriate risk management strategy may be to accept the risk. In other cases where we seek to reduce or eliminate the risk, strategies adopted to mitigate risks may not be successful, or cost-effective. For example, in some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In still other cases, risk management may involve far-reaching strategic decisions with long-term consequences, and the risk reduction may be hard to measure or evaluate in the short-term.
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Business Risks
The following is a discussion of the key business risks that we have identified through our ERM Process and the strategies we have adopted to manage them.
Unplanned plant downtime
The results of our Wholesale and Advanced Technologies businesses are dependant on the availability of our manufacturing facilities. Prolonged plant shutdown may result in a significant reduction in product that is available for sale.
Mitigating factors and strategies:
Production Excellence program, including: operational standards that govern our manufacturing processes; engineering standards for manufacturing processes and capital projects; and, programs aimed at continuous improvement in our production processes, such as root cause analysis for production challenges;

Equipment integrity programs, including regular equipment inspections and a five-year planned capital and maintenance program;

Environment, Health, Safety & Security (“EHS&S”) Excellence program, including: well-established process safety standards, policies and programs; defined expectations and policy for managing process change in facilities; structured EHS&S risk management program under which we analyze our manufacturing processes for process hazards and recommend and implement improvements as warranted; and, structured environmental management and security standards, policies, and programs;

Mandatory training programs for Operations, Maintenance, and Technical personnel to ensure appropriate skills and training are in place to maintain and operate the facilities;

Audit programs for EHS&S, operational standards, risk management, and process reliability programs. The audit programs assess compliance with our established policies and procedures, and also seek to identify opportunities for continuous improvement; and,

Sound project management processes to help ensure capital projects are executed to the appropriate design standards and completed on schedule and budget.
Product price and margin
Agrium’s operating results are dependent upon product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors including weather conditions, outlook for crop nutrient prices and farmer economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.
Product price and margins are also significantly influenced by competitor actions that change overall industry production capacity, such as decisions to build or close production facilities, and changes in utilization rates.
The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.
Within our Wholesale business, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.
Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be impacted by the above factors.
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Mitigating factors and strategies:
The broad product diversity of our Wholesale business (nitrogen, potash, and phosphate) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category;

The geographic diversity of our Wholesale customer base (North America, South America, and International) reduces the impact of poor economic, crop or weather conditions in any one region;

Our extensive distribution and storage capability can help reduce Wholesale variability that may arise from a downturn in demand in a localized area;

Our commitment to operational excellence helps ensure rigorous management of operational risks that could compromise production efficiencies or increase operating costs. This provides us with a relatively stable and predictable production/supply base that helps to mitigate Wholesale earnings volatility;

Our Wholesale customers have diverse end uses for our products (agricultural and industrial), with some of our industrial sales prices based on a gas-indexed cost plus margin basis;

Within the Wholesale business, we make prepaid forward sales, and we may lock in nitrogen margins on manufactured product using forward gas price derivative financial instruments; and,

Within our Retail business, we have further mitigating factors including:
Product and service diversity (fertilizer, chemical, seed and application services); and,

Geographic diversity that helps spread risk associated with regional weather and crops (broad regional U.S. and South American markets).
Raw materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on gas distribution in Argentina. The Argentine Government has at times reduced gas available to industrial users in favour of residential users during the peak winter demand season. Also, Profertil may not be able to renew its gas supply contracts at favorable rates or at all.
There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.
Mitigating factors and strategies:
The Profertil nitrogen facility has gas contracts that are not tied to North American gas prices;

We use derivative financial instruments and other contractual arrangements to manage the risk of gas price volatility;

We use a variety of tools in an effort to mitigate our risk and stabilize our earnings, including derivative financial instruments, swaps, forward sales, prepayments, 90 day rolling forecast, and rigorous market analysis;

Raw materials and energy are procured on a competitive basis employing a mix of long-term, short-term and spot contracts with a variety of suppliers, consistent with the Corporate Procurement Policy and Practices;

Our practice of adjusting our production rates and sourcing supply for purchased product when conditions dictate reduces our exposure to high natural gas costs;
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The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than the average cost for most of our competitors who produce and sell elsewhere in North America;

In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost natural gas are available;

For mining, we have medium-term highly competitive contracts in place with suppliers and maintain high mining standards, employing the latest technologies and techniques; and,

As sulfur is a primary raw material used in manufacturing of phosphate fertilizers, the use of contract pricing based on less volatile market indexes has been implemented to mitigate the market volatility. From time to time, we also utilize long-term supply contracts.
Foreign exchange
A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per-unit cost of product sold basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have direct, short-term impact on our Canadian income tax rate.
Mitigating factors and strategies:
Exposure to currency fluctuations is partially offset through our currency hedging programs.
Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.
Mitigating factors and strategies:
We develop detailed forecasts of product movement needs for each facility and mode of transport;

We develop a strategic plan, with specific options, to help mitigate the potential for increased cost or the reduced deliverability of ammonia and other products over the medium-term, and continue to work with industry associations to address these issues;

We continually develop and maintain mutually beneficial long-term relationships with major carriers;

Most of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options; and,

We maintain multiple supply points through our extensive distribution network.
Human resources
Long-term forecasts predict a tight labor market across many areas in which we operate, due to changing demographics including the general aging of the population. A tight labor market, including the associated risk of losing our key individuals, is a risk to the business.
Mitigating factors and strategies:
We have a structured annual succession planning process focused on actively accelerating the development of leaders through targeted developmental opportunities;

We are developing a company-wide Leadership Development Framework and tools to enhance leadership capabilities;

We conduct a continuous review and analysis of our total compensation program to ensure our offering to employees is competitive in the markets in which we compete for talent;
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We track and monitor key workforce metrics to identify high risk areas. Examples include voluntary resignation, key employee segments with higher attrition, workforce demographics to forecast retirements and employee exit trends; and,

We benchmark our human resources programs, policies and practices externally to align with our business strategies and ensure competitiveness.
Country
We have significant operations in Canada and the U.S. We also operate Wholesale and Retail operations in Argentina and Chile, and Retail operations in Uruguay. We have Wholesale operations in a number of European countries and business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions. Argentina has experienced significant fiscal and economic turmoil since 2002.
Mitigating factors and strategies:
We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate;

We hire personnel located in the foreign country or who have operating experience in the foreign country;

We obtain non-recourse project financing with consortiums of international banks where appropriate;

We maintain excess cash related to international operations in U.S. dollars to the extent practicable; and,

We increase our required investment return to reflect our perceived risk of conducting business in specific countries.
Business acquisitions and expansions
There is a risk that an acquisition could fail to fully deliver the expected economic benefits. There is also a risk associated with any new acquisition that the new assets or business will not be integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not generate the expected return on investment.
Mitigating factors and strategies:
We have developed a detailed and systematic project review process to analyze the rewards and risks of all significant investment projects, including acquisitions and development expansions. Each major investment project must pass a “gate” process where it is reviewed by the Investment Strategy Committee to ensure it passes key criteria such as strategic fit, economic return or our hurdle rate and various competitive factors. As important is that all material risks are identified. For each risk, mitigants are reviewed to ensure that all risks are appropriately managed;

As part of this process, we assign specific areas of responsibility to our key personnel with experience in those areas who are then held accountable for results;

We conduct extensive due diligence reviews and financial modeling analyses; and,

We complete periodic assessments of previous acquisitions to update and enhance current and future strategies in the spirit of continuous improvement and to ensure we remain a disciplined investor.
Legislative risk
We are subject to legislation and regulation in the jurisdictions in which we operate. We cannot predict how these laws or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure. For example, potential changes to environmental, health, safety and security legislation, or changes in government economic, business or social policy could negatively impact our
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markets or our cost structure, and potential changes to anti-trust laws or interpretations thereof could negatively impact our international marketing operations through Canpotex.
Mitigating factors and strategies:
We work closely with industry associations and government agencies and officials to seek to understand and influence legislative trends in a positive way. Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices” and that new regulations are known, understood and met in a timely fashion; and,

We maintain contact with a broad network of local and international advisors to ensure we are aware of legislative trends and in compliance with current requirements.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture products throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season, and margins on these sales in markets further from our production facilities will be lower due to higher transport costs and potentially lower sales prices;

Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns;

We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are not dependent on regional weather factors. Industrial sales represent approximately 15 percent of our Wholesale net sales; and,

Agronomic advances in agricultural products and/or equipment can mitigate the risk of weather-related demand reduction by shortening the time required for application of product, or widening the window in which product can be applied.
Credit and liquidity
Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be severely limited, this could impact our ability to operate under normal conditions. We mitigate this risk by careful monitoring of our cash flow needs, regular communication with our credit providers, careful selection of financially strong banks to participate in our operating lines, and arranging for multiple-year, committed operating credit facilities.
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Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.
Mitigating factors and strategies:
We have established credit procedures that include assessment of a counterparty’s credit-worthiness and adherence to credit limits;

For derivative financial instruments, we have established counterparty trading limits and netting agreements, and a policy of entering into derivative contracts with counterparties that have investment grade or higher credit ratings; and,

In our Retail business unit, we service customers in diverse geographic markets, reducing the impact of poor economic or crop conditions in any particular region.
Environment, health, safety and security
We face environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain. These include the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing; transportation, storage and use; and, the security of our personnel, products and physical assets domestically and overseas.
Mitigating factors and strategies:
Agrium has well-defined EHS&S programs and processes, committed leadership, clear lines of reporting and accountability, and a responsible workforce. In addition to an overall corporate EHS&S group, we have established an EHS&S organization in each business unit. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in all of its operations and activities;

Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting minimum EHS&S management and performance expectations applicable to our facilities worldwide. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations. At the operations level, program best practices are in place to direct the desired outcome;

Agrium has an increasingly well-defined set of EHS&S Key Performance Indicators, annual goals and systems that are cascaded from the Chief Executive Officer throughout the organization;

Continuous improvement and performance monitoring are effected through four technical committees, two management committees and the Board EHS&S Committee. These committees meet at least quarterly to monitor performance against annual and longer-term performance goals, to discuss plans and strategies for addressing weaknesses in our processes, and to evaluate opportunities for improving our systems;

Technical support and compliance assurance is managed at three levels within the organization. Facilities are staffed with technical specialists necessary to support day-to-day operations. The business units are staffed with broader technical expertise to support business unit programs. Business unit personnel also conduct regular, rigorous compliance and systems audits of all locations. The Corporate staff is responsible for maintaining integrated systems, performance monitoring and business unit systems compliance assurance;

Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices”, and that other risk management strategies and new regulations are known, understood and met in a timely fashion; and,

Annually, we review our EHS&S Policy for relevancy and modify it as appropriate.
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Environmental protection requirements
Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the point of plant closure, and beyond.
The environmental requirements for new projects typically focus on baseline site conditions, ensuring that the design and equipment selection meet operating requirements; that permitting, pre-construction studies, and discharge and other operating requirements will be satisfied; and, that safeguards during construction are in place.
Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that those requirements have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.
Finally, the environmental protection requirements that may apply at the time of closure can be of two types; environmental remediation liabilities that did not come due or arise until operations ceased, or asset retirement obligations stipulated by contractual obligations or other legal requirements. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.
Contingent environmental liabilities
United States Environmental Protection Agency phosphate industry initiative
The United States Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphate mines, phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA initiative also seeks to clarify applicability of certain U.S. Clean Air Act (“CAA”) and related federal and state regulatory programs, including Prevention of Significant Deterioration permitting and Maximum Available Control Technology standards.
In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with the CAA, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA and the CAA. In 2008, the government further notified Nu-West that the EPA had commenced investigation under federal Emergency Planning and Community Right-to-Know Act compliance in the phosphate industry. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information. In 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations pursuant to section 3013 of RCRA. Nu-West is working cooperatively with EPA and the IDEQ to implement this environmental assessment.
Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices, to defend any ensuing litigation, or to comply with any subsequent judgments.
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Legacy environmental remediation activities: Idaho mining properties
Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these sites leased or, in one case, owned by Nu-West and other historic phosphate mines owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. Detailed investigations and analyses have been conducted for two of these sites. Several years of study will be required at the other sites to determine the appropriate remediation plans. Since 1996, Nu-West has spent approximately $12-million on investigation and remediation activities at these sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the remediation of some of these historic sites.
In 2009, Nu-West initiated a lawsuit against the United States of America (“USA”), which is the owner and lessor of five of the noted historic mine sites. The lawsuit was brought under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to confirm the USA’s liability under CERCLA to pay for a material portion of the remediation costs for those sites. That lawsuit is in its initial stages and is being defended by the USA. If these claims against the USA are successful, it would appreciably reduce Nu-West’s costs and liability at these sites.
Legacy environmental remediation activities: Manitoba mining properties
Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two closed mineral processing sites near Lynn Lake, Manitoba. Agrium acquired Viridian in 1996.
One site, known as the Fox Mine, operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. In 2008-2009, Viridian rebuilt its water treatment plant, providing for additional treatment capacity and control to ensure continued conformance with license requirements. In addition to annual operating costs of between $0.5-million and $1-million, Viridian also continues to investigate permanent long-term closure options for the site.
The other site, known as the East Tailings Management Area, which was operated from the 1950’s to the 1970’s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. In 2009, Viridian extended its partnership with the Manitoba Government to include consulting services at the contiguous mine and mill site. This partnership will allow for the cost-effective completion of the respective site investigations and the integration of remedial activities at the two sites by 2012.
Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.
Climate change and greenhouse gas issues
Directly and indirectly, Agrium generates a significant amount of greenhouse gases (“GHG”) through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.
In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2e per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. This requirement was implemented for non-process CO2e emissions beginning the second half of 2007, and applied annually thereafter. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.
Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total typical emissions of approximately 750,000 tonnes (excluding NH3-1 unit)); Carseland Nitrogen Operations, (total typical emissions of approximately 550,000 tonnes); and, Fort Saskatchewan Nitrogen Operations (total typical emissions of approximately 550,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on current regulations depending on variations in production from year to year which will directly impact CO2e.
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Prior to the meeting of world leaders in Copenhagen, Denmark in December of 2009, the Canadian federal government stated that it intended to publish policies in respect of an aggregated reduction target of 20 percent below 2006 emission levels and to work with the U.S. on a North American cap and trade system. Subsequent to the Copenhagen meeting, the Canadian federal government has indicated its intention to comply with a reduction target of 17 percent below 2005 emission levels. However, no specifics surrounding how the reduction target will be achieved have been published.
Subsequent to the Copenhagen meeting, the Canadian federal government has also indicated that it intends to align itself and its policies with U.S. regulatory requirements. In general, the options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact. However, Agrium is continuing to monitor U.S. GHG regulatory developments, and is evaluating applicability and potential impacts of such programs as they become effective, including the California Global Warming Solutions Act of 2006, and the EPA’s October 2009 Final Rule for Mandatory Reporting of Greenhouse Gases.
In addition to state and regional reduction schemes (such as AB 32 in California or the Western Climate Initiative), the U.S. Government could further regulate GHG emissions in several ways (including via cap-and-trade policies, which are currently included in pending Congressional legislation). Political uncertainty may increase during 2010 with the pending fall U.S. congressional elections, increasing the uncertainty regarding passage and implementation of a comprehensive U.S. federal climate bill during 2010. As a result, it is possible that a simpler carbon tax could be implemented by the U.S. congress, or that the executive branch of the U.S. federal government, through the existing powers of the EPA, could exercise existing authority under the CAA.
In order to exercise existing authority under the CAA, the EPA administrator must find that GHG emissions are air pollutants that endanger public health or welfare. On December 7, 2009, the EPA administrator finalized and announced such an endangerment finding thereby bringing regulation of GHG emissions within the framework of the CAA and allowing the EPA to proceed to regulate emissions from various sources of GHGs. While the executive branch of the U.S. federal government has stated a preference that the U.S. congress address climate change through legislative action, as a result of the December 7, 2009 endangerment finding, in lieu of waiting for new legislation the EPA has implemented a new greenhouse gas emissions reporting requirement at the beginning of 2010.
The mitigating factors and strategies we have adopted to address GHG emissions include:
We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce emissions; and,

We have taken, and will continue to take, a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.
In an effort to reduce CO2e emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium participates in industry efforts to inform government policy development. Agrium also has a cogeneration project at its Carseland facility in partnership with TransCanada Pipelines that has improved energy use efficiency at this facility.
About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. Use of the remaining natural gas may be managed to increase energy efficiency and reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements. Independent government sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emission intensity may be attainable but will be a challenging target.
Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 230,000 tonnes of CO2 were captured in 2006 and 2007 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from our Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in late 2012 or 2013.
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Controls and procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation are recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal controls over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2009, we did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2009 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2009 Annual Report to Shareholders.
During 2008, we completed our acquisition of UAP. We successfully maintained an effective control environment for 2008 by maintaining both UAP’s pre-existing control environment as well as Retail’s control environment. During 2009, we successfully completed the integration of UAP’s control environment into the overall Retail control environment.
Apart from the integration of UAP’s control environment into the overall Retail control environment, there have been no changes in our internal control over financial reporting during both 2009 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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Forward-looking statements
Certain statements and other information included in this MD&A constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including the “safe harbour” provisions of provincial securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. Readers are cautioned not to place undue reliance on forward-looking statements as it is subject to known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events, except as required by law.
The following table outlines forward-looking statements contained in this MD&A and provides the key assumptions and risk factors.

Forward-looking statements	Key assumptions	Most relevant risk factors
Synergies to be achieved on the UAP acquisition 1	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.

Synergies to be achieved on the proposed CF acquisition 2	CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction.

Closing the proposed transaction.

Agrium’s ability to successfully integrate within expected time frames and costs.

Construction of MOPCO’s additional urea trains	The two new plants will be constructed as planned.	Urea prices fall below where the plants are economical.
Egypt political risk including approval of required permits.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase	The expansion will proceed as planned.	Potash prices fall to a point where the expansion is uneconomic/base business profitability falls such that we cannot fund the cost of the expansion from operating cash flow.

Carbon capture and storage project progressing as planned	Design completed by end of 2010.	Carbon capture and storage funding not received from Alberta Government.
Startup by end of 2012.
Upgrader projects (specifically NorthWest Upgrader) cancelled or delayed.
Issues with Engineering/Procurement or Construction of facility or the pipeline.
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Forward-looking statements	Key assumptions	Most relevant risk factors
Ability to sustain projected potash production with existing reserves	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	Potash – flooding and/or poor ground conditions limit access to major sections of the ore body or results in poor ore quality.

	Crop prices remain at current levels.	Major drop in grower demand or fertilizer prices drop from current levels.

Purchase for resale business returning to more normal profit level in 2010	The high priced inventories from 2008 have been worked through and a return to normal purchasing practices by our customers on a global basis.	Major drop in grower demand or fertilizer prices decline for an extended period of time from current levels.

AAT’s construction of a new ESN facility at New Madrid, MO and ability to expand the facility’s capacity	AAT will be able to purchase urea at or below NOLA prices.	Introduction of new technology into the market.
	Location in the Corn Belt will provide logistical benefits.	Impact of weather conditions on demand.
	The increased yields and environmental benefits of ESN will justify premium purchase price over other nitrogen sources.	Managing the commodity cycle of urea.

2010 capital spending program [3]	We believe we will have sufficient financial resources to fund our expected capital program.

The level of sustaining and investment capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

Ability to finance announced projects	We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

1.	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the UAP acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.

2.	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the proposed CF acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.

3.	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.
The key assumptions made in connection with these forward-looking statements include the following:

Grain and nutrient benchmark prices in 2010 are expected to remain above historic levels, with significantly less price volatility in 2010 than in 2009;

Crop nutrient, crop protection and seed markets are expected to return to more normal volumes in 2010 compared to 2009, and price volatility for the major retail crop input products is also expected to return to a more normal range in 2010; and,

High operating rates are expected for the majority of our facilities in 2010, with the exception of routinely scheduled turnarounds at several plants.
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Additional risks and uncertainties that may affect all forward-looking information are discussed throughout the MD&A and in our Annual Information Form. These risks and uncertainties include, but are not limited to, the following:

General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; availability of credit; and access to capital markets;

Changes in government policies and legislation regarding agriculture, safety, environment, greenhouse gas and others, including potential imposition of changes to price controls on crop nutrients in certain markets;

Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and ability to transport or deliver production to markets;

Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost in inventory between the time of purchase and sales;

General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets and availability of credit; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in MOPCO, Argentine Profertil nitrogen facilities, and South American retail operations;

Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets; technological changes; and other factors; and,

Risks associated with our proposed acquisition of CF or any other proposed or completed business acquisitions, include the inability to successfully integrate the acquisition or if such integration proves more difficult, time-consuming or costly than expected. Other risks of the proposed CF acquisition include CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction; the failure of CF stockholders to elect Agrium’s nominees as directors of CF at its 2010 annual stockholder meeting; that the costs of integration in the event that the acquisition is completed are higher than expected; the increased indebtedness that we would incur or assume as a result of the acquisition; the risks associated with our inability to obtain access to CF’s non-public information and the cooperation of CF management; the possibility that the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or realized within the expected time frame, which could be impacted by future levels of crop nutrient prices and volumes as well as raw material cost; and the potential for disruption from the proposed transaction to make it more difficult to maintain relationships with customers, employees and suppliers.
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Financial statements and notes
Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2009 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2009 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2009 Annual Report to Shareholders.

Michael M. Wilson	Bruce G. Waterman

President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer
Calgary, Canada
February 25, 2010
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Reports of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the consolidated balance sheets of Agrium Inc. (“the Company”) as of December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 25, 2010
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To the Shareholders and Board of Directors of Agrium Inc.
We have audited Agrium Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We have also conducted our audits on the consolidated financial statements of the Company as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Canada
February 25, 2010
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Consolidated statements of operations

Years ended December 31
(millions of U.S. dollars, except per share amounts)	2009	2008	2007

Sales	9,328	10,268	5,491
Direct freight	199	237	221

Net sales	9,129	10,031	5,270
Cost of product sold	7,123	6,592	3,672
Inventory and purchase commitment write-down	63	216	—

Gross profit	1,943	3,223	1,598
Expenses
Selling	918	815	471
General and administrative	202	192	125
Depreciation and amortization	124	110	173
Potash profit and capital tax	4	162	28
Earnings from equity investees (note 13)	(27)	(4)	—
Asset impairment (note 13)	—	87	—
Other expenses (income) (note 4)	142	(125)	89

Earnings before interest, income taxes and non-controlling interests	580	1,986	712
Interest on long-term debt	91	82	52
Other interest	19	23	18

Earnings before income taxes and non-controlling interests	470	1,881	642
Income taxes (note 5)	105	589	204
Non-controlling interests	(1)	(30)	(3)

Net earnings	366	1,322	441

Earnings per share (note 6)

Basic	2.33	8.39	3.28
Diluted	2.33	8.34	3.25

See accompanying notes.
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Consolidated statements of cash flows

Years ended December 31
(millions of U.S. dollars)	2009	2008	2007

Operating
Net earnings	366	1,322	441
Items not affecting cash
Inventory and purchase commitment write-down	63	216	—
Depreciation and amortization	242	218	173
Earnings from equity investees (note 13)	(27)	(4)	—
Asset impairment (note 13)	—	87	—
Stock-based compensation	73	(25)	113
Unrealized (gain) loss on derivative financial instruments	(39)	77	6
Unrealized foreign exchange loss (gain)	62	(6)	(50)
Future income taxes	(309)	363	119
Non-controlling interests	(1)	(30)	(3)
Other	24	(77)	47
Net changes in non-cash working capital (note 7)	950	(1,097)	(352)

Cash provided by operating activities	1,404	1,044	494

Investing
Acquisitions, net of cash acquired	(15)	(2,740)	—
Capital expenditures	(313)	(506)	(454)
Proceeds from disposal of property, plant and equipment, and investments	14	27	17
Investment in equity investee	—	—	(63)
Purchase of marketable securities (note 3)	(65)	—	—
Other	(134)	(156)	(61)

Cash used in investing activities	(513)	(3,375)	(561)

Financing
Bank indebtedness	(381)	261	(61)
Long-term debt issued	78	1,620	132
Transaction costs on long-term debt	(1)	(12)	(13)
Repayment of long-term debt	(1)	(795)	—
Contributions from non-controlling interests	—	171	86
Dividends paid	(17)	(18)	(15)
Shares issued, net of issuance costs	7	4	1,337
Shares repurchased	—	(35)	—
Other	—	—	1

Cash (used in) provided by financing activities	(315)	1,196	1,467

Increase (decrease) in cash and cash equivalents	576	(1,135)	1,400
Cash and cash equivalents — beginning of year	374	1,509	109
Deconsolidation of Egypt subsidiary (note 13)	(17)	—	—

Cash and cash equivalents — end of year	933	374	1,509

See accompanying notes.
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Consolidated balance sheets

As at December 31
(millions of U.S. dollars, except share data)	2009	2008

Assets
Current assets
Cash and cash equivalents (note 7)	933	374
Accounts receivable (note 8)	1,324	1,242
Inventories (note 9)	2,137	3,047
Prepaid expenses and deposits	612	475
Marketable securities	114	—

	5,120	5,138
Property, plant and equipment (note 10)	1,782	2,036
Intangibles (note 11)	617	653
Goodwill (note 12)	1,801	1,783
Investment in equity investees (note 13)	370	71
Other assets(note 14)	95	156

	9,785	9,837

Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness (note 15)	106	610
Accounts payable and accrued liabilities (note 16)	2,475	2,200

	2,581	2,810
Long-term debt (note 15)	1,699	1,622
Other liabilities (note 17)	381	328
Future income tax liabilities (note 5)	521	725
Non-controlling interests	11	242

	5,193	5,727

Commitments, guarantees and contingencies (notes 23, 24 and 25)
Shareholders’ equity
Share capital	1,969	1,961
Contributed surplus	8	8

	1,977	1,969

Retained earnings	2,662	2,313
Accumulated other comprehensive income (note 21)	(47)	(172)

	2,615	2,141

	4,592	4,110

	9,785	9,837

See accompanying notes.
Approved on behalf of the Board:

Michael M. Wilson	Victor J. Zaleschuk

Director	Director
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Consolidated statements of comprehensive income and shareholders’ equity

					Accumulated
	Millions				other	Total
(millions of U.S. dollars,	of common	Share	Contributed	Retained	comprehensive	shareholders’
except share data)	shares(a)	capital	surplus	earnings	income (note 21)	equity

December 31, 2006	133	617	5	602	9	1,233

Net earnings				441		441
Cash flow hedges (b)				(3)	20	17
Foreign currency translation					55	55

Comprehensive income						513

Dividends				(16)		(16)
Shares issued	24	1,338				1,338
Stock options exercised and granted	1	17	3			20

December 31, 2007	158	1,972	8	1,024	84	3,088
Transition adjustment (c)				4		4

	158	1,972	8	1,028	84	3,092
Net earnings				1,322		1,322
Cash flow hedges (d)					(14)	(14)
Foreign currency translation					(242)	(242)

Comprehensive income						1,066

Dividends				(17)		(17)
Shares repurchased	(1)	(15)		(20)		(35)
Stock options exercised		4				4

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				366		366
Cash flow hedges (e)					(4)	(4)
Available for sale financial instruments (f)					29	29
Foreign currency translation					100	100

Comprehensive income						491

Dividends				(17)		(17)
Stock options exercised		8				8

December 31, 2009	157	1,969	8	2,662	(47)	4,592

(a)	The Company’s authorized share capital consists of unlimited common shares.

(b)	Net of tax of $5-million and non-controlling interests of $7-million.

(c)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(d)	Net of tax of $2-million and non-controlling interest of $7-million.

(e)	Net of tax of $2-million.

(f)	Net of tax of $19-million.
See accompanying notes.
102      Agrium   |   2009 Annual Report

Notes to the consolidated Financial Statements
(amounts in millions of U.S. dollars unless otherwise stated)
1. Description of Business
Agrium Inc. (with its subsidiaries, collectively, the “Company” or “Agrium”) is a leading global producer and marketer of agricultural products. Agrium operates three strategic business units:
Retail operates in North and South America and sells crop nutrients, crop protection products, seed and services directly to growers;

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world; and,

Advanced Technologies produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The Company has evaluated subsequent events to March 8, 2010, the date the consolidated financial statements were issued.
The consolidated financial statements of the Company include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures. Investments in companies where the Company has the ability to exercise significant influence but not control are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, stock-based compensation, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results could differ from those estimates.
Foreign currency translation
The Company’s Canadian and European operations are considered self-sustaining and are translated from Canadian dollars and Euros into U.S. dollars using the current rate method. Foreign currency transactions in the Company’s operations with U.S. dollar functional currency are translated into U.S. dollars using the temporal method.
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Financial instruments
All financial assets and liabilities are initially recognized at fair value and subsequently measured at each period-end by the Company as follows:

Financial instrument		Subsequent measurement
classification	As classified by Agrium	of gains or losses

Assets or liabilities held for trading	Cash and cash equivalents, marketable securities and derivatives that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net earnings

Available for sale financial assets and liabilities	Marketable securities, other assets — long-term investments; derivatives that are cash flow hedges	Fair value; unrealized gains and losses recognized in OCI; recognized in net earnings in the same period that the hedged item impacts net earnings, on sale of the asset or when the asset is written down as impaired

Held to maturity investments	None

Loans and receivables	Accounts receivable	Amoritized cost using the effective interest rate method; recognized in net earnings, if asset/liability is derecognized or asset is impaired

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt
Where commodity derivative contracts under master netting arrangements include both asset and liability positions, the Company offsets the fair value amounts recognized for multiple similar derivative instruments executed with the same counterparty, including any related cash collateral asset or obligation.
Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments.
Fair values
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Company estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values. Non-performance risk, including the Company’s own credit risk for financial liabilities, is considered when determining the fair value of financial assets or liabilities, including derivative liabilities.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Rebates
The Company enters into agreements with suppliers, primarily for crop protection products and seed. Rebate agreements provide for vendor rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. The Company accounts for rebates and prepay discounts as a reduction of the prices of suppliers’ products. Rebates that are
104      Agrium   |   2009 Annual Report

probable and can be reasonably estimated are accrued based on total estimated performance in a crop year (generally October to September). Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product sold as inventory is sold. Rebates that are based on sales volume are offset to cost of product sold when management determines they have been earned based on sales volume of related products.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
Management evaluates collectibility of customer receivables depending on the customer and the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged to net earnings when management determines that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include the Company’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost determined on a weighted-average basis and net realizable value.
Retail inventories consist primarily of crop nutrients, crop protection products and seed. Inventoried cost includes the cost of the product and transportation of the product to selling locations. Inventories are recorded at the lower of purchased cost on a weighted moving average cost basis and net realizable value.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, interest capitalized during construction, and betterments, including planned major maintenance that increases or prolongs the service life or capacity of an asset. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets.
Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or if events have occurred that indicate possible impairment.
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Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate impairment in the carrying value or estimated useful life of the asset. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis during the third quarter, or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed as an impairment loss.
Environmental remediation
Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset retirement obligations
The Company recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Company’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. Associated asset retirement costs are capitalized as part of the carrying amount of property, plant and equipment and depreciated over the asset’s estimated useful life.
Stock-based compensation
The Company accounts for its stock-based compensation plans that settle through the issuance of equity using a fair value-based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities at the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued, on a straight-line basis, over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, and changes in other vesting assumptions will result in a change to the related liability and accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
If an employee is eligible to retire during the vesting period, the Company recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Employee future benefits
The Company maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Company also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses.
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Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Hedge accounting
Hedge accounting may be used when, at inception of the hedge and on an ongoing basis: 1) a derivative financial instrument (“derivative”) is designated and documented as a hedge; and, 2) the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value and cash flows attributable to the hedged risk during the period that the hedge is designated.
Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in other comprehensive income (“OCI”) and reclassified to net earnings when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. Derivatives that have not been designated or do not qualify as part of a hedging relationship are accounted for as assets or liabilities held for trading at fair value, with unrealized gains or losses recognized in net earnings in the same period.
If effectiveness ceases or a hedge is de-designated, the Company discontinues hedge accounting, and any subsequent change in the fair value of the derivative is reported in other expenses in the period the change occurs. If a hedged anticipated transaction is no longer probable to occur, related amounts previously recorded in accumulated other comprehensive income are reclassified to other expenses.
Significant accounting standard and policy changes

Date and method
Description	of adoption	Impact

Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of intangible assets, including guidance that pre-production and start-up costs be expensed as incurred. Goodwill standards are carried forward unchanged.
	January 1, 2009; prospective	No material impact on earnings or financial position.

Financial Instruments — Disclosures — Amends previously issued guidance to include additional disclosure requirements about fair value measurements of financial instruments and liquidity risk.	December 31, 2009	Additional disclosures.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities confirms that an entity’s own credit risk and the credit risk of a counterparty should be taken into consideration in determining the fair value of financial assets and liabilities, including derivative instruments.
	January 1, 2009; retrospective	No material impact on earnings or financial position.
Recent accounting pronouncements not yet adopted

Date and method
Description	of adoption	Impact

International Financial Reporting Standards (IFRS) — the Company will adopt IFRS on January 1, 2011. IFRS will require restatement of comparative figures. Adoption of IFRS will include changes to business combinations, consolidated financial statements and non-controlling interests, which have been previously issued as part of Canadian GAAP.
	January 1, 2011 in accordance with IFRS 1	The Company continues to review the full impact of transition and has identified employee future benefits, impairment, provisions, share-based payments and income taxes as areas that may be significantly affected by the transition.
107      Agrium   |   2009 Annual Report

3. Business Acquisitions
CF Industries Holdings, Inc.
On March 16, 2009, Agrium commenced an unsolicited exchange offer for all of the outstanding shares of CF Industries Holdings, Inc. (“CF”). Agrium has amended the offer several times and is currently offering aggregate consideration of approximately $2.3-billion cash and 50.3 million Agrium common shares to acquire CF. The board of directors of CF has rejected Agrium’s amended offer and refused to engage in negotiations with Agrium with respect to the acquisition.
During February 2009, Agrium acquired 1.2 million shares of CF at an average cost of $52.34 for total consideration of $65-million. The CF shares are recorded as marketable securities and classified as available for sale financial instruments with changes to fair value, comprised of an unrealized gain of $48-million to December 31, 2009, recorded in other comprehensive income. At December 31, 2009, the fair value of the CF shares was $113-million.
In October 2009, conditional on closing of the acquisition of CF, Agrium entered into an agreement to sell a 50 percent interest in its Carseland nitrogen facility as well as certain U.S. assets to Terra Industries Inc. (“Terra”) for approximately $250-million cash. In connection with the agreement with Terra, Agrium entered into a consent agreement with and received a “no-action” letter from Canadian Competition Bureau and received early termination of the waiting period under applicable U.S. antitrust legislation.
UAP Holding Corp.
On May 5, 2008, the Company acquired 100 percent of the outstanding shares of UAP Holding Corp. (“UAP”), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of UAP from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Retail business unit.
Goodwill resulting from the acquisition is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce.

Fair values of assets acquired and liabilities assumed

Working capital	577
Property, plant and equipment	157
Customer relationship intangibles	500
Other finite-lived intangibles	106
Indefinite-lived intangibles	8
Goodwill (not deductible for income tax purposes)	1,617
Debt and other liabilities, including future income taxes of $178-million	(807)

2,158
Debt and other liabilities repaid on closing, net of cash on hand	583

2,741
Consideration and acquisition costs

Cash and debt	1,404
Cash proceeds from share offering in December 2007	1,322
Transaction costs	15

2,741

Common Market Fertilizers S.A.
On July 8, 2008, the Company acquired a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) for total consideration of $42-million. CMF is a Western European fertilizer distribution company. Results of operations of CMF from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Wholesale business unit.
108      Agrium   |   2009 Annual Report

4. Other Expenses (Income)

	2009	2008	2007

Stock-based compensation	73	(25)	113
Loss on derivative financial instruments	84	—	20
Environmental remediation and accretion of asset retirement obligations	9	15	5
Interest income	(56)	(57)	(30)
Foreign exchange loss (gain)	17	(119)	(41)
Bad debt expense	33	23	7
Gain on disposal of property, plant and equipment, and investments	(6)	(8)	(4)
Other	(12)	46	19

	142	(125)	89

5. Income Taxes

Major factors that caused variations from the expected combined
Canadian federal and provincial statutory income tax rates	2009	2008	2007

Earnings before income taxes and non-controlling interests
Canadian	262	1,180	239
Foreign	208	701	403

	470	1,881	642
Statutory rate (%)	30	30	33

Income taxes at statutory rates	140	571	212
Foreign exchange (losses) gains relating to Canadian operations	26	(36)	16
Differences in foreign tax rates	(59)	16	(17)
Canadian tax rate adjustment	—	—	(9)
Change in valuation allowance	5	26	—
Other	(7)	12	2

Income taxes	105	589	204

Current
Canadian	322	42	(5)
Foreign	92	184	90

	414	226	85

Future
Canadian	(230)	291	83
Foreign	(79)	72	36

	(309)	363	119

	105	589	204

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Significant components of future income tax liabilities and assets	2009	2008

Future income tax liabilities
Accumulated depreciation and amortization	389	371
Deferred income	144	363
Other	160	157

Total future income tax liabilities	693	891

Future income tax assets
Loss carry-forwards expiring through 2029	25	12
Asset retirement obligations and environmental remediation	80	72
Employee future benefits and incentives	64	42
Receivables, inventories and accrued liabilities	92	72
Other	9	19

Future income tax assets before valuation allowance	270	217
Valuation allowance	(21)	(32)

Total future income tax assets, net of valuation allowance	249	185

Net future income tax liabilities	444	706

Current future income tax assets	77	19
Non-current future income tax liabilities	521	725

Net future income tax liabilities	444	706

6. Earnings Per Share

	2009	2008	2007

Numerator
Net earnings	366	1,322	441

Denominator
Weighted-average number of shares outstanding for basic earnings per share	157	158	135
Dilutive instruments — stock options (a)(b)	—	1	1

Weighted-average number of shares outstanding for diluted earnings per share	157	159	136

Basic earnings per share	2.33	8.39	3.28
Diluted earnings per share	2.33	8.34	3.25

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2009, there were one million dilutive stock options (December 31, 2008 — one million, December 31, 2007 — one million).
7. Additional Cash Flow Information

	2009	2008

Cash	870	319
Short-term investments	63	55

	933	374

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Net changes in non-cash working capital	2009	2008	2007

Accounts receivable	(1)	434	(65)
Inventories	911	(911)	(184)
Prepaid expenses and deposits	(109)	(114)	(146)
Accounts payable and accrued liabilities	(193)	(458)	137
Income and other taxes receivable/payable	342	(48)	(43)
Other	—	—	(51)

	950	(1,097)	(352)

Supplemental cash flow disclosure

Interest paid	107	92	69
Income taxes paid	91	293	123
Dividends per share	0.11	0.11	0.11

8. Accounts Receivable

	2009	2008

Trade accounts
Retail	727	638
Wholesale	338	305
Advanced Technologies	27	20
Income and other taxes	127	167
Future income tax	77	19
Rebates and other non-trade accounts	68	124
Derivative financial instruments	6	5
Allowance for doubtful accounts	(46)	(36)

	1,324	1,242

9. Inventories

	2009				2008
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Raw materials	24	193	14	231	27	172	17	216
Finished goods	89	205	65	359	47	329	41	417
Product for resale	1,451	96	—	1,547	1,981	433	—	2,414

	1,564	494	79	2,137	2,055	934	58	3,047

At December 31, 2009, depreciation of $16-million is recorded in inventory (December 31, 2008 — $12-million). For 2009, depreciation of $118-million is recorded in cost of product sold (2008 — $108-million, 2007 — nil).
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10. Property, Plant and Equipment

	2009				2008
	Estimated
	useful life		Accumulated	Net book		Accumulated	Net book
	(years)	Cost	depreciation	value	Cost	depreciation	value

Land	—	73	—	73	73	—	73
Building and improvements	2-25	687	338	349	578	267	311
Machinery and equipment	3-25	2,892	1,836	1,056	2,409	1,468	941
Assets under construction	—	274	—	274	683	—	683
Other	3-25	74	44	30	69	41	28

		4,000	2,218	1,782	3,812	1,776	2,036

11. Intangibles

	2009				2008
	Estimated
	useful life		Accumulated	Net book		Accumulated	Net book
	(years)(c)	Cost	depreciation	value	Cost	depreciation	value

Trade names (a)	5-15	31	5	26	30	—	30
Customer relationships (b)	5-15	543	71	472	538	35	503
Technology (b)	7-19	24	9	15	23	6	17
Other (b)	2-20	131	27	104	118	15	103

		729	112	617	709	56	653

(a)	Certain of the Company’s trade names with a cost of $17-million have indefinite lives for accounting purposes and accordingly are not amortized. The Company completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2009 and determined that there was no impairment. Trade names with a cost of $14-million are being amortized over their estimated useful lives.

(b)	Amortization expense of finite-lived intangibles for 2009 was $56-million (2008 — $42-million, 2007 — $10-million) and over the next five years is estimated to be approximately $54-million annually.

(c)	At December 31, 2009 the weighted-average amortization period for finite-lived intangibles is 10 years (December 31, 2008 — 10 years).
12. Goodwill

	2009				2008
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Balance, beginning of year	1,732	4	47	1,783	127	—	51	178
Acquired during the year	1	—	—	1	1,605	4	—	1,609
Purchase price allocation adjustments	12	2	—	14	—	—	—	—
Foreign currency translation	—	—	3	3	—	—	(4)	(4)

Balance, end of year (a)	1,745	6	50	1,801	1,732	4	47	1,783

(a)	The Company completed its annual test for impairment of goodwill during the third quarter of 2009 and determined that there was no impairment.
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13. Investment in Equity Investees

	Interest	2009	2008

MISR Fertilizer Production Company S.A.E. (“MOPCO”)	26.0%	270	—
Hanfeng Evergreen Inc. (“Hanfeng”)	19.5%	87	67
Other		13	4

		370	71

In January 2009, the Company acquired a 26 percent interest in MOPCO, a private company operating in Egypt, through an agreement exchanging shares and all related contractual obligations of a subsidiary operating in Egypt for shares in MOPCO.
In 2008, the Egypt operating subsidiary carrying value was adjusted to $250-million, the fair value of the MOPCO interest received. Prior to such adjustment, the Egypt operations had a net carrying value of $570-million ($295-million net of non-controlling interest). An impairment charge of $87-million ($45-million net of non-controlling interest) was recorded in the Wholesale business unit. The assets and liabilities of the Egypt subsidiary that were deconsolidated upon the share exchange were current assets of $17-million, production assets under construction of $593-million, bank indebtedness of $118-million and accounts payable and accrued liabilities of $9-million.
The Company determined fair value of the interest in MOPCO using an income approach, discounting a range of possible outcomes, with each possible outcome bearing different risk factors, at a risk-free rate plus an adjustment for risk factors of each outcome. The analysis included various management estimates about future revenue, operating margins, growth rates, discount rates, terminal value and non-controlling interest discount. The assumptions included anticipated future cash flows, budgets and long-term business plans, marketplace information, industry data, economic analysis and contracts in place at the time of the analysis. Actual results could differ from management’s estimates and assumptions, potentially resulting in future impairment losses.
Pursuant to a marketing off-take agreement, the Company has a 25 year exclusive right to market the export tonnes from MOPCO’s planned expansion.
The excess of the above-noted fair value determination of our investment in MOPCO over MOPCO’s underlying net book value is $77-million and is allocated to property, plant and equipment with an amortization period of 25 years.
Hanfeng is listed on the Toronto Stock Exchange. The investment, consisting of 11.9 million common shares, is carried in the Advanced Technologies business unit.
The Company’s share of earnings in MOPCO and Hanfeng are recorded on a one quarter delay.

Earnings from equity investees	2009	2008

MOPCO	20	—
Hanfeng	5	4
Other	2	—

	27	4

Cumulative undistributed earnings	2009	2008

MOPCO	20	—
Hanfeng	9	4
Other	2	—

	31	4

113      Agrium   |   2009 Annual Report

Assets, liabilities and results of operations of the above equity investees	2009	2008

Net sales	437	313
Net earnings	105	35

Assets	1,364	248
Liabilities	382	56
Shareholders’ equity	982	192

14. Other Assets

	2009	2008

Investments	25	27
Receivables	22	27
Derivative financial instruments	3	16
Deferred costs (a)	20	61
Other	25	25

	95	156

(a)	Amortization expense of $30-million was included in cost of product sold in 2009 (2008 — $42-million, 2007 — $26-million).
15. Debt

		2009			2008

	Rate (%)(a)	Total	Unutilized	Utilized	Utilized

Bank indebtedness
North American revolving credit facilities expiring 2010	—	60	60	—	—
North American revolving credit facilities expiring 2012 (b)(c)	—	775	775	—	300
European credit facilities expiring 2010 to 2012 (d)(e)	2.33	450	376	74	120
South American credit facilities expiring 2010 to 2012 (f)	3.29	121	89	32	70
Egypt bridge loan (g)	—	—	—	—	120

		1,406	1,300	106	610

Long-term debt	2009	2008

Unsecured
Floating rate bank loans due May 5, 2013 (h)	460	460
Floating rate bank loans due November 16, 2012 (i)	26	—
6.75% debentures due January 15, 2019 (j)(k)	500	500
7.125% debentures due May 23, 2036 (k)	300	300
7.7% debentures due February 1, 2017 (k)	100	100
7.8% debentures due February 1, 2027 (k)	125	125
8.25% debentures due February 15, 2011 (k)	125	125
Secured
Other (l)	73	24

	1,709	1,634
Unamortized transaction costs	(10)	(12)

	1,699	1,622

114      Agrium   |   2009 Annual Report

Accounts receivable securitization (m)	2009	2008

Cumulative proceeds from securitization, beginning of period	200	—
Proceeds from sales of receivables	400	200
Securitization reduction payments	(600)	—

Cumulative proceeds from securitization, end of period	—	200

(a)	Weighted average rates at December 31, 2009.

(b)	On May 5, 2008, the Company increased its syndicated revolving credit facility to $775-million. Interest is at various base rates plus a variable margin.

(c)	Outstanding letters of credit issued under the Company’s revolving credit facilities at December 31, 2009 were $74-million, reducing credit available under the facilities to $701-million.

(d)	The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $137-million is secured (December 31, 2008 — $207-million). Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $87-million (December 31, 2008 — $125-million). The utilized balance includes Euro-denominated debt of $31-million (December 31, 2008 — $62-million).

(e)	In December 2009, the Company entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace existing credit facilities. Interest is at LIBOR plus a variable margin or EURIBOR plus a variable margin. The facility expires in December 2011.

(f)	For the facilities utilized, nil (December 31, 2008 — $8-million) is denominated in Argentine peso. Of the total, $105-million is uncommitted (December 31, 2008 — $130-million) of which $28-million has been utilized (December 31, 2008 — $54-million).

(g)	Effective January 26, 2009, MOPCO assumed this debt.

(h)	The loans bear interest at LIBOR plus 0.55%.

(i)	South American loans bear interest at LIBOR plus 5.25%.

(j)	On September 8, 2008, the Company issued $500-million of 6.75% debentures for proceeds of $495-million net of related expenses.

(k)	Debentures have various provisions that allow the Company to redeem debt prior to maturity, at the Company’s option, at specified prices.

(l)	Includes a capital lease of $16-million (December 31, 2008 — $14-million) with an annual payment of $2-million (2008 — $2-million) with the final installment due 2019, for land and building with a carrying value of $10-million (December 31, 2008 — $10-million).

(m)	The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (December 31, 2008 — $200-million). The receivables are sold to an unrelated financial institution. The Company provides a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012.

(n)	The Company maintains a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. At December 31, 2009, $22-million was outstanding (December 31, 2008 — $22-million), which does not reduce availability under the Company’s other credit facilities.

(o)	Revolving credit facilities require the Company maintain specific covenants described under Capital Management.
16. Accounts Payable and Accrued Liabilities

	2009	2008

Trade	956	828
Customer prepayments	529	480
Non-trade	33	35
Accrued liabilities	508	654
Income and other taxes	396	86
Accrued interest	30	26
Dividends	9	9
Derivative financial instruments	14	82

	2,475	2,200

17. Other Liabilities

	2009	2008

Environmental remediation	140	135
Asset retirement obligations	106	86
Stock-based compensation	33	15
Employee future benefits	68	65
Derivative financial instruments	25	11
Other	9	16

	381	328

115      Agrium   |   2009 Annual Report

18. Asset Retirement Obligations
The Company’s asset retirement obligations generally relate to dismantlement and site restoration for nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. These obligations are estimated using discount rates from 4 percent to 8 percent.

	2009	2008

Balance, beginning of year	86	84
Accretion, included in other expenses (income)	6	5
Additions	11	12
Settlements	(7)	(2)
Foreign currency translation	10	(13)

Balance, end of year	106	86

Estimated undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations that will be settled between 2010 and 2136	660	651

19. Stock-based Compensation

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSAR”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SAR”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSU”)	Officers and employees	Annually	On the third anniversary of the grant date	n/a	Cash

Director’s Deferred Share Units (“DSU”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	n/a	In cash on director’s departure from the Board

Stock Options and Tandem Stock Appreciation Rights Plan
The stock option plan permits the attachment of SAR to all grants of options. Option holders who are granted TSAR have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Company’s shares on the New York Stock Exchange (“NYSE”) on the date of exercise over the exercise price of the TSAR. The Company expects the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.
The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of the Company.
116      Agrium   |   2009 Annual Report

Stock option activity (number of options in thousands; weighted average price in U.S. dollars)

	2009		2008		2007
Options and TSAR	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	2,906	25.95	3,041	23.93	3,860	16.18
Granted	517	40.30	297	74.88	493	42.96
Exercised	(522)	15.76	(432)	16.05	(1,312)	16.59

Outstanding, end of year	2,901	31.16	2,906	25.95	3,041	23.93

Exercisable, end of year	1,829	23.04	1,920	16.59	1,878	17.64
Maximum available for future grants, end of year	1,033		1,489		1,597
Cash received from equity settled awards		7		4		15
Tax benefit from equity settled awards		1		1		3

Options outstanding
(number of options in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2009		Options Outstanding		Options Exercisable
	Remaining		Exercise		Exercise
Range of Exercise Prices	contractual life	Options	price	Options	price

Less than 14.91	3	433	14.63	433	14.63
14.91 to 15.71	4	574	15.40	574	15.40
15.72 to 24.87	5	631	23.24	504	22.91
24.88 to 40.25	7	456	39.73	228	39.73
40.26 to 51.14	9	518	40.44	12	43.27
51.15 to 112.45	8	289	74.36	78	75.16

	6	2,901	31.16	1,829	23.04

Stock Appreciation Rights Plan
SAR entitle an employee to receive a cash payment equal to the excess of the highest price of the Company’s shares on the NYSE on the date of exercise over the exercise price of the right.
SAR outstanding
(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2009		SAR Outstanding		SAR Exercisable
	Remaining		Exercise		Exercise
Range of Exercise Prices	contractual life	Units	price	Units	price

Less than 22.79	4	50	15.35	50	15.35
22.79 to 29.95	6	104	24.51	76	24.47
29.96 to 39.73	7	123	39.59	60	39.61
39.74 to 45.25	9	142	40.30	—	—
45.26 to 84.51	7	78	74.07	26	73.67

	7	497	39.63	212	32.58

117      Agrium   |   2009 Annual Report

Performance Share Units Plan
PSU vest based upon the relative ranking of the Company’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSU granted, up to 150 percent of the original PSU granted, depending on the Company’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Company as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Company, additional PSU of equivalent value are credited to the designated employee’s account.

PSU Activity (number of PSUs in thousands)	2009	2008	2007

Outstanding, beginning of year	636	816	894
Granted	327	146	223
Settled	(275)	(326)	(301)

Outstanding, end of year	688	636	816

Director’s Deferred Share Units Plans
The Company has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSU. The number of DSU issued is calculated by dividing the director’s fees by the fair market value of the Company’s common shares on the date that the fees become payable.
Under the second plan, the Company has a DSU Plan for directors permitting grants at the discretion of the Board. Under this plan, a specified number of DSU may be granted to each director upon the approval of the Board.

Compensation expense (recovery) by plan	2009	2008	2007

Stock options and TSAR	29	(11)	40
SAR	9	(7)	10
PSU	30	(4)	56
DSU	5	(3)	7

	73	(25)	113

At December 31, 2009, there was $23-million of unrecognized compensation expense for unvested awards. During 2009, cash of $15-million was used to settle the Company’s liability for awards exercised.
118      Agrium   |   2009 Annual Report

20. Employee Future Benefits

Obligations and assets (a)	Defined benefit pension plans			Post-retirement benefit plans
	2009	2008	2007	2009	2008	2007

Change in accrued benefit obligations
Balance, beginning of year	170	192	184	60	89	82
Obligations associated with acquisitions (b)	—	4	—	—	—	—
Foreign currency translation on Canadian obligations	18	(26)	18	11	(17)	10
Interest cost	11	12	12	3	5	6
Service cost	4	4	8	2	3	5
Actuarial loss (gain)	10	(8)	(8)	(16)	(16)	(11)
Amendments	1	2	—	1	(3)	—
Transfer from other plans	—	—	—	—	—	(1)
Curtailment gain (c)	—	—	(13)	—	—	—
Benefits paid	(10)	(10)	(9)	(3)	(1)	(2)

Balance, end of year	204	170	192	58	60	89

Change in plan assets
Fair value, beginning of year	113	166	140	—	—	—
Assets associated with acquisitions (b)	—	4	—	—	—	—
Foreign currency translation on Canadian assets	11	(16)	13	—	—	—
Amendments	—	(7)	—	—	—	—
Actual return on plan assets	19	(27)	13	2	—	—
Employer contributions	21	3	9	1	1	2
Benefits paid	(10)	(10)	(9)	(3)	(1)	(2)

Fair value, end of year	154	113	166	—	—	—

Unfunded status	50	57	26	58	60	89
Unrecognized net (loss) gain	(53)	(52)	(19)	4	(9)	(42)
Unrecognized prior service (cost) benefit	(4)	(3)	(5)	6	8	10

Accrued employee future benefit (asset) liability	(7)	2	2	68	59	57

Amounts recognized in the consolidated balance sheets consist of:
Prepaid employee future benefits	(7)	(4)	(4)	—	—	—
Other liabilities	—	6	6	68	59	57

	(7)	2	2	68	59	57

(a)	Disclosures for employee future benefits have a measurement date of December 31, 2009. The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010. For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2009 and the next required valuation is January 1, 2010.

(b)	Obligations and assets associated with acquisitions in 2008 relate to the Company’s acquisition of UAP.

(c)	During 2007, the Company recognized a curtailment gain of $10-million from its U.S. defined benefit pension plan.

(d)	The estimated aggregate expected contribution to fund the Company’s defined benefit pension plans for 2010 is $5-million.
119      Agrium   |   2009 Annual Report

	Defined benefit	Post-retirement
Expected benefit payments	pension plans	benefit plans	Total

2010	17	2	19
2011	11	2	13
2012	11	2	13
2013	11	2	13
2014	12	2	14
2015 through 2019	66	16	82

Actuarial calculations of expense	2009	2008	2007

Defined benefit pension plans
Service cost for benefits earned during the year	4	4	8
Interest cost on accrued benefit obligations	11	12	12
Expected return on plan assets	(9)	(12)	(10)
Net amortization and deferral	4	1	2
Curtailment gain	—	—	(10)

Net expense	10	5	2

Post-retirement benefit plans
Service cost for benefits earned during the year	2	3	5
Interest cost on accrued benefit obligations	3	5	6
Net amortization and deferral	(1)	1	1

Net expense	4	9	12

Defined contribution pension plans	30	29	18

Total expense	44	43	32

Actuarial assumptions	Future benefits obligation			Future benefits expense
(percent)	2009	2008	2007	2009	2008	2007

Defined benefit pension plans
Discount rate (a)	6	6	6	6	6	5
Long-term rate of return on assets (b)	n/a	n/a	n/a	7	7	7
Rate of increase in compensation levels	3	3	4	3	4	4
Post-retirement benefit plans
Discount rate	6	6	5	6	6	5

(a)	The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.

(b)	The Company’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.
120      Agrium   |   2009 Annual Report

Assumed and ultimate health care cost trend rates	2009	2008	2007

Health care cost trend rate assumed for the next fiscal year	8	8	8
Ultimate health care cost trend rate	5	5	5
Fiscal year the rate reaches the ultimate trend rate	2017	2017	2014

	One percentage	One percentage
Effect of assumed health care cost trend rate changes	point increase	point decrease

Accumulated post-retirement benefit obligation as of December 31, 2009	7	(6)
Total of service and interest cost	1	(1)

Asset allocation and investment strategy
For plan assets, the Company’s investment objective is to a) maximize long-term return while maintaining an adequate level of diversification, and b) provide for liquidity to make immediate future benefit payments. Investments are classified by asset categories described below to achieve diversification by investment strategy, investment manager, country, industry sector, and holding. Investments in commodities, precious metals and certain other high risk or illiquid assets are prohibited. Use of derivative instruments is limited to creating a desirable asset mix position, adjusting the duration of a fixed income portfolio, replicating the investment performance of interest rates or a recognized capital market index, managing currency exposure, and otherwise reducing risk.

Defined benefit plan assets — asset allocation	Target allocation	Plan assets
Asset categories (percent)	2010	2009	2008

Cash and other	0 - 10	2	2
Equity securities (a)	50 - 75	61	61
Debt securities (b)	25 - 50	37	37

(a)	Includes approximately 25 percent investments in Canadian common equities and 55 percent in U.S. common equities in a variety of sectors including financial, energy, materials, health care and technology.

(b)	Includes Canadian and U.S. government bonds and investment grade corporate bonds of Canadian and U.S. issuers.

Fair value of plan assets	Level 1	Level 2	Total

Cash and cash equivalents	5	—	5
Equity securities
Canadian common stocks	25	—	25
U.S. common stocks	56	—	56
Foreign common stocks	13	—	13
Debt securities
Fixed income	—	32	32
Government securities	23	—	23

	122	32	154

21. Accumulated Other Comprehensive Income

	2009	2008

Cash flow hedges, net of tax	2	6
Available for sale financial instruments, net of tax	29	—
Foreign currency translation	(78)	(178)

	(47)	(172)

121      Agrium   |   2009 Annual Report

22. Financial Instruments
Risk management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. Risks managed by the company include:

Item	Affected by	Risk management policies

Sales	Product prices, Foreign currency exchange rates: USD vs. CAD, ARS (Argentine Peso), EUR, GBP	Foreign currency forward and option contracts

Cost of product sold — natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product sold — product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Currency exchange rates: USD vs. CAD, ARS, EUR, GBP	Foreign currency forward and option contracts

Capital expenditures	Currency exchange rates: USD vs. CAD, ARS, EUR	Foreign currency forward and option contracts

Interest expense	USD and EUR interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk — currency risk	USD balances in Canadian and European subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk — natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk — interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at December 31, 2009 to financial instruments outstanding on that date while assuming all other variables remain constant.
122      Agrium   |   2009 Annual Report

Market risk
a) Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings. The net U.S. dollar denominated balance in Canadian operations is $254-million (December 31, 2008 — $1.1-billion). A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $2-million (2008 — $8-million).
A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of $2-million on comprehensive income (2008 — less than $1-million). A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have an impact of less than $1-million on comprehensive income (2008 — $1-million). A $0.01 weakening of the Euro would have an equal but opposite impact.
Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)

	2009		2008
	Canadian		Canadian
	dollars	Euro	dollars	Euro

Cash and cash equivalents	(2)	5	211	2
Accounts receivable	69	65	115	69
Bank indebtedness	—	(31)	—	(62)
Accounts payable and accrued liabilities	(246)	(38)	(338)	(87)

	(179)	1	(12)	(78)

Foreign exchange derivative financial instruments outstanding

	2009			2008
	Notional			Notional
	(millions,		Fair value	(millions,		Fair value
	buy		assets	buy		assets
Sell/Buy	currency)	Maturities	(liabilities)	currency)	Maturities	(liabilities)

USD/CAD forwards	CAD 46	2010	1	—	—	—
USD/EUR forwards	—	—	—	EUR 15	2009	—
EUR/USD forwards	USD 9	2010	—	USD 33	2009	—
GBP/USD forwards	USD 2	2010	—	USD 5	2009	—
USD/CAD put options purchased	—	—	—	CAD 195	2009	2
USD/CAD call options sold	—	—	—	CAD 206	2009	(20)

			1			(18)

b) Commodity price risk
The Company manages the risk of changes in natural gas, power and nutrient prices using derivatives. Total change in fair value of non-qualifying derivative financial instruments during 2009 was a loss of $93-million (2008 — $68-million) which is reported in other expenses (income), of which $113-million (2008 — $8-million) has been realized.
For natural gas derivative financial instruments outstanding at December 31, 2009, an increase of $0.10 per MMBtu would have increased net earnings by $2-million (2008 — $3-million). A $0.10 decrease per MMBtu would have an equal but opposite impact.
123      Agrium   |   2009 Annual Report

Natural gas, power and nutrient derivative financial instruments outstanding

	2009			2008
			Fair value			Fair value
			assets			assets
	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas(BCF)
NYMEX contracts
Swaps	67	2010 to 2013	(35)	33	2009 to 2013	(61)
Collars (swap with options)	23	2010 to 2012	5	25	2009 to 2012	13
Call spreads	—	—	—	4	2009	2
El Paso swaps	—	—	—	2	2009	(2)
AECO contracts
Swaps	—	—	—	1	2009	(1)
Options	—	—	—	13	2009	(9)

	90		(30)	78		(58)

Power — Swaps (GWh)	552	2010 to 2013	(2)	666	2009 to 2012	6
Nutrient — Urea swaps (short tons)	24,500	2010	1	18,000	2009	(2)

			(31)			(54)

c) Interest rate risk
The Company’s exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to the Company’s long-term debt.
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.
Credit risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market. There were no significant uncollectible trade receivable balances at December 31, 2009.
The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At December 31, 2009, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts.
124      Agrium   |   2009 Annual Report

Maximum credit exposure based on derivative
financial instruments in an asset position	2009	2008

Foreign exchange contracts	1	—
Natural gas, power and nutrient contracts	8	21

	9	21

Liquidity risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations, supplemented by credit facilities and the accounts receivable securitization program. The Company monitors and has access to capital as described under capital management.
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.
Fair values
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.
The fair value of long-term debt is determined using information classified as level two.

	2009	2008

Fair value of long-term debt	1,805	1,578
Carrying value of long-term debt	1,709	1,634
Weighted-average effective interest rate on long-term debt (%)	6	6

125      Agrium   |   2009 Annual Report

Fair value of financial instruments	2009
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	933	—	—	933
Accounts receivable
Foreign exchange derivative financial instruments	—	1	—	1
Gas, power and nutrient derivative financial instruments	35	6	(36)	5
Marketable securities
Investment in CF (available for sale)	113	—	—	113
Other (held for trading)	1	—	—	1
Other assets
Gas, power and nutrient derivative financial instruments	26	3	(26)	3
Other (available for sale)	25	—	—	25
Accounts payable and accrued liabilities
Gas, power and nutrient derivative financial instruments	(44)	(6)	36	(14)
Other liabilities
Gas, power and nutrient derivative financial instruments	(47)	(4)	26	(25)

Fair value of financial instruments	2008
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	374	—	—	374
Accounts receivable
Foreign exchange derivative financial instruments	—	2	(2)	—
Gas, power and nutrient derivative financial instruments	8	5	(8)	5
Other assets
Gas, power and nutrient derivative financial instruments	40	5	(29)	16
Other (available for sale)	27	—	—	27
Accounts payable and accrued liabilities
Foreign exchange derivative financial instruments	—	(20)	2	(18)
Gas, power and nutrient derivative financial instruments	(60)	(13)	9	(64)
Other liabilities
Gas, power and nutrient derivative financial instruments	(37)	(2)	28	(11)

126      Agrium   |   2009 Annual Report

23. Commitments

	2010	2011	2012	2013	2014

Cost of product sold
Operating lease commitments (a)	125	30	24	16	9
Natural gas and other (b)(c)	487	55	50	21	22
Power, sulfuric acid and other (d)	91	35	33	33	17
Other
Long-term debt and capital lease repayments (e)	92	261	81	537	75
Derivative financial instruments
Natural gas	9	4	9	8	—
Power	1	1	—	—	—

	805	386	197	615	123

(a)	Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Company’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2009, expenses for operating leases were $162-million (2008 — $158-million; 2007 — $46-million).

(b)	The Company’s minimum commitments for North American natural gas purchases, which are floating-rate contracts, are calculated using the prevailing regional gas prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2009.

(c)	Commitments include the Company’s proportionate share of commitments of joint ventures. Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.

(d)	The Company has a power co-generation agreement for its Carseland facility which expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) through 2011 and up to 20 MW/hr for the remainder of the term based on the Carseland facility requirements. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas.

(e)	Payments include interest.
24. Guarantees
The Company has guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by the Company were approximately $27-million as at December 31, 2009. If the guaranteed party fails to make lease payments as they become due, the Company would be required to act under the guarantees; however, the Company does not expect any material loss would result after consideration of possible recoveries under recourse provisions.
25. Contingencies
Environmental remediation
The Company expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from, and would be in addition to, existing asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the costs are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Company and a number of unrelated companies are named as defendants in two class action complaints currently consolidated before the United States District Court, Northern District of Illinois. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Company believes that the allegations are without merit. At February 25, 2010, the potential exposure of these lawsuits is indeterminable.
127      Agrium   |   2009 Annual Report

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.
Other
The Company is contractually obligated to reimburse a third party for its pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2009, 2008 or 2007.
The Company was contingently liable at December 31, 2009 for a maximum of $53-million (December 31, 2008 — $145-million) to purchase certain accounts receivable, inventories and equipment from some of the Company’s dealers upon expiry of the agency agreement or resignation of the dealer. During the year, the Company purchased $7-million and $4-million of inventories and equipment from dealers.
26. Capital Management
The Company’s primary objectives when managing capital are to provide for: (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets; and, (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The ratios outlined in the table below are monitored by the Company in managing its capital.

	2009	2008	2007

Net debt to net debt plus equity (%) (a)	16	31	(22)
Interest coverage (multiple) (b)	7.5	22.1	12.7

(a)	Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity includes shareholders’ equity.

(b)	Interest coverage is the last 12 months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	The measures of debt, equity and net earnings described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

(d)	The Company’s strategy for managing capital is unchanged from December 31, 2008.
The Company’s revolving credit facilities require the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at December 31, 2009.
The Company has filed a base shelf prospectus in Canada and the U.S. which potentially allows issuance of up to $1-billion of debt, equity or other securities for a 25-month period until December 2011. Issuance of securities requires filing a prospectus supplement and is subject to availability of funding in capital markets.
128      Agrium   |   2009 Annual Report

27. Segmentation

	2009	2008	2007

Consolidated net sales
Retail
Crop nutrients	2,522	2,718	1,453
Crop protection products	2,638	2,115	619
Seed, services and other	1,004	683	394

	6,164	5,516	2,466

Wholesale
Nitrogen	1,247	1,815	1,535
Potash	333	816	305
Phosphate	436	847	466
Product purchased for resale	816	971	339
Other	187	237	200

	3,019	4,686	2,845

Advanced Technologies	304	352	249
Other (a)	(358)	(523)	(290)

	9,129	10,031	5,270

Consolidated inter-segment sales
Retail	4	5	8
Wholesale	311	459	250
Advanced Technologies	43	59	32

	358	523	290

Consolidated net earnings
Retail	163	480	177
Wholesale	495	1,478	667
Advanced Technologies	3	33	13
Other (a)	(80)	25	(142)

Earnings before interest and income taxes (b)	581	2,016	715
Interest on long-term debt	91	82	52
Other interest	19	23	18

Earnings before income taxes (b)	471	1,911	645

Income taxes	105	589	204

	366	1,322	441

Total assets
Retail	5,393	5,536	1,850
Wholesale	3,205	3,981	3,570
Advanced Technologies	418	348	372
Other	769	(28)	40

	9,785	9,837	5,832

Capital expenditures
Retail	77	54	42
Wholesale	201	432	409
Advanced Technologies	27	12	3
Other	8	8	—

	313	506	454

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

(b)	Net of non-controlling interests.
129      Agrium   |   2009 Annual Report

	2009			2008			2007
	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill

Canada	1,073	968	2	1,704	682	17	1,033	824	17
United States	7,146	583	1,793	7,296	535	1,762	3,659	381	161
Argentina	283	221	—	477	230	—	373	221	—
Europe	495	7	6	480	4	4	—	—	—
Egypt	—	—	—	—	585	—	—	346	—
Other	132	3	—	74	—	—	205	—	—

	9,129	1,782	1,801	10,031	2,036	1,783	5,270	1,772	178

28. Joint Ventures
The consolidated statements of operations, statements of cash flows and balance sheets include on a proportionate basis the Company’s 50 percent interest in Profertil S.A., Alida Limited Company, Florala, LLC and Agro Baltic Gmbh joint ventures.
A summary of the Company’s interest in the joint ventures at December 31 is as follows:

Statements of operations	2009	2008	2007

Net sales	353	408	261
Expenses	282	322	173
Income taxes	26	27	32

Proportionate share of net earnings of joint ventures	45	59	56

Statements of cash flows	2009	2008	2007

Operating activities	78	61	51
Investing activities	(1)	(13)	(5)
Financing activities	(56)	(28)	(47)

Proportionate share of increase (decrease) in cash and cash equivalents of joint ventures	21	20	(1)

Balance sheets	2009	2008

Current assets	111	138
Long-term assets	202	213

	313	351

Current liabilities	69	104
Long-term liabilities	31	9

	100	113

Proportionate share of net assets of joint ventures	213	238

Cumulative earnings from the Company’s interest in joint ventures included in retained earnings	59	76

130      Agrium   |   2009 Annual Report

10-Year financial highlights

(millions of U.S. dollars except
per share data and ratios)	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Income Statement
Net sales	1,873	2,063	2,083	2,499	2,838	3,294	4,193	5,270	10,031	9,129
Gross profit	547	547	519	739	905	1,038	956	1,598	3,223	1,943
EBIT (a)(c)(d)(e)(f)(g)(h)	163	31	64	21	467	500	72	715	2,016	581
EBITDA (b)(c)	270	172	212	396	623	646	377	888	2,321	823
Net earnings (loss) (d)(e)(f)(g)(h)	73	(57)	(11)	(37)	266	283	33	441	1,322	366
Diluted earnings (loss) per common share (d)(e)(f)(g)(h)	0.62	(0.49)	(0.08)	(0.29)	1.91	2.12	0.25	3.25	8.34	2.33
Interest	52	91	85	80	69	49	63	70	105	110
Dividends per common share	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11
Cash Flow
Cash provided by operating activities	247	76	213	175	440	450	155	494	1,044	1,404
Capital expenditures	179	164	52	99	82	175	209	454	506	313
Balance Sheet
Non-cash working capital	300	290	235	338	419	488	735	979	2,564	1,712
Total assets	2,391	2,404	2,197	2,278	2,661	2,785	3,265	5,832	9,837	9,785
Total debt	1,023	1,187	969	942	775	477	897	950	2,232	1,805
Shareholders’ equity	666	540	561	612	948	1,180	1,233	3,088	4,110	4,592
Common Share Statistics
Weighted-average common shares outstanding (in millions)	112	115	123	126	131	132	132	135	158	157
Closing share price (U.S.$)	14.63	10.60	11.31	16.46	16.85	21.99	31.49	72.21	34.13	61.50
Market capitalization (i)	1,682	1,219	1,425	2,090	2,224	2,881	4,188	11,409	5,358	9,656
Profitability Ratios
Return on average invested capital (%) (c)	7	—	3	1	20	19	3	17	28	7
Return on average shareholders’ equity (%) (c)	12	(10)	(2)	(7)	35	27	3	20	37	8
Debt Ratios
Debt to debt plus equity (%) (c)	61	69	63	61	45	29	42	24	35	28
EBITDA interest coverage (c)	5.2	1.9	2.5	5.0	9.0	13.2	6.0	12.7	22.1	7.5

Certain comparative figures have been reclassified to conform to the current year’s presentation.

(a)	Net earnings (loss) before interest expense and income taxes.

(b)	Net earnings (loss) before interest, income taxes, depreciation, amortization and asset impairment.

(c)	These items are not measures of financial performance under either Canadian or U.S. GAAP.

(d)	Data for 2003 includes an impairment charge on our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).

(e)	Data for 2006 includes an impairment charge on our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million after tax).

(f)	Data for 2008 includes an inventory and purchase commitment write-down of $216-million ($149-million net of tax).

(g)	Data for 2008 includes an impairment charge on our EAgrium investment of $87-million ($45-million net of non-controlling interest).

(h)	Data for 2009 includes an inventory and purchase commitment write-down of $63-million ($49-million net of tax).

(i)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.
131      Agrium   |   2009 Annual Report

Directors & Officers
Agrium’s Board of Directors
Frank W. Proto, Board Chair
Ralph S. Cunningham
Germaine Gibara
Russell K. Girling
Susan A. Henry
Russell J. Horner
The Honourable Anne McLellan, P.C.
Derek G. Pannell
Michael M. Wilson
Victor J. Zaleschuk
Agrium’s Officers
Michael M. Wilson, President & Chief Executive Officer
Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer
Richard L. Gearheard, Senior Vice President, Agrium & President, Retail Business Unit
James M. Grossett, Senior Vice President, Human Resources
Andrew K. Mittag, Senior Vice President & President, Agrium Advanced Technologies Business Unit
Leslie A. O’Donoghue, Chief Legal Officer & Senior Vice President, Business Development
Ron A. Wilkinson, Senior Vice President, Agrium & President, Wholesale Business Unit
Stephen G. Dyer, Vice President, Retail West Region
Patrick J. Freeman, Vice President & Treasurer
Kevin R. Helash, Vice President, Marketing & Distribution
Angela S. Lekatsas, Vice President, Corporate Controller & Chief Risk Officer
Charles (Chuck) V. Magro, Vice President, Manufacturing
Christopher W. Tworek, Vice President, Special Projects
Thomas E. Warner, Vice President, Retail East Region
Joni Paulus, General Counsel
Gary J. Daniel, Corporate Secretary
Compliance with NYSE Listing Standards on Corporate Governance
Our common shares are listed on the New York Stock Exchange (NYSE), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with those standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our web site at www.agrium.com for further information.
Dividend Information
A cash dividend of five and one half cents U.S. per common share was paid on January 14, 2010 to shareholders of record on December 29, 2009.
A cash dividend of five and one half cents U.S. per common share was paid on July 2, 2009 to shareholders of record on June 11, 2009.
Stock Exchanges and Trading Symbol
Common shares are listed on the Toronto and New York Stock Exchanges under AGU.
132      Agrium   |   2009 Annual Report

Financial Highlights
Net (loss) earnings and operating cash flows (millions of U.S. dollars, except per share amounts)

	Q1	Q2	Q3	Q4	2009	2008	2007

Net sales	1,753	4,090	1,844	1,442	9,129	10,031	5,270
Cost of product sold	1,462	3,168	1,438	1,055	7,123	6,592	3,672
Inventory and purchase commitment write-down	18	32	9	4	63	216	—

Gross profit	273	890	397	383	1,943	3,223	1,598
Gross profit (%)	16	22	22	27	21	32	30
Expenses
Selling	204	281	206	227	918	815	471
General and administrative	44	56	52	50	202	192	125
Depreciation and amortization	31	29	32	32	124	110	173
Potash profit and capital tax	(23)	7	24	(4)	4	162	28
Earnings from equity investees	(6)	(11)	(2)	(8)	(27)	(4)	—
Asset impairment	—	—	—	—	—	87	—
Other expenses (income)	79	(15)	22	56	142	(125)	89

(Loss) earnings before interest, income taxes and non-controlling interests	(56)	543	63	30	580	1,986	712

Interest	31	27	26	26	110	105	70
(Loss) earnings before income taxes and non-controlling interests	(87)	516	37	4	470	1,881	642
Income taxes	(27)	146	11	(25)	105	589	204
Non-controlling interests	—	—	—	(1)	(1)	(30)	(3)

Net (loss) earnings	(60)	370	26	30	366	1,322	441

Add (deduct)
Inventory and purchase commitment write-down	18	32	9	4	63	216	—
Depreciation and amortization	55	59	64	64	242	218	173
Earnings from equity investees	(6)	(11)	(2)	(8)	(27)	(4)	—
Asset impairment	—	—	—	—	—	87	—
Stock-based compensation	10	4	25	34	73	(25)	113
Unrealized loss (gain) on derivative financial instruments	28	(50)	(34)	17	(39)	77	6
Unrealized foreign exchange loss (gain)	82	(3)	(12)	(5)	62	(6)	(50)
Future income taxes	6	(182)	(44)	(89)	(309)	363	119
Non-controlling interests	—	—	—	(1)	(1)	(30)	(3)
Other	(25)	19	20	10	24	(77)	47
Net change in non-cash working capital	(36)	(39)	177	848	950	(1,097)	(352)

EBIT	(56)	543	63	31	581	2,016	715
EBITDA	(1)	602	127	95	823	2,321	888
Capital expenditures	(48)	(56)	(78)	(131)	(313)	(506)	(454)
Basic earnings per share	(0.38)	2.36	0.16	0.19	2.33	8.39	3.28
Diluted earnings per share	(0.38)	2.35	0.16	0.19	2.33	8.34	3.25

Consolidated balance sheets (millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2009	2008	2007

ASSETS
Current assets
Cash and cash equivalents	86	251	225	933	933	374	1,509
Accounts receivable	1,292	2,230	1,869	1,324	1,324	1,242	821
Inventories	3,786	2,318	1,992	2,137	2,137	3,047	961
Prepaid expenses and deposits	704	322	263	612	612	475	297
Marketable securities	88	108	108	114	114	—	—

	5,956	5,229	4,457	5,120	5,120	5,138	3,588

Property, plant and equipment	1,470	1,584	1,686	1,782	1,782	2,036	1,772
Intangibles	653	640	627	617	617	653	73
Goodwill	1,794	1,797	1,799	1,801	1,801	1,783	178
Investment in equity investees	330	351	356	370	370	71	78
Other assets	98	87	98	95	95	156	143

	10,301	9,688	9,023	9,785	9,785	9,837	5,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	293	349	163	106	106	610	166
Accounts payable and accrued liabilities	3,269	2,328	1,716	2,475	2,475	2,200	1,100

	3,562	2,677	1,879	2,581	2,581	2,810	1,266

Long-term debt	1,614	1,637	1,674	1,699	1,699	1,622	784
Other liabilities	347	339	346	381	381	328	358
Future income tax liabilities	701	549	543	521	521	725	237
Non-controlling interests	13	13	14	11	11	242	99

	6,237	5,215	4,456	5,193	5,193	5,727	2,744

Shareholders’ equity
Share capital
Common shares	1,963	1,963	1,963	1,969	1,969	1,961	1,972
Contributed surplus	8	8	8	8	8	8	8
Retained earnings	2,253	2,614	2,640	2,662	2,662	2,313	1,024
Accumulated other comprehensive income	(160)	(112)	(44)	(47)	(47)	(172)	84

	4,064	4,473	4,567	4,592	4,592	4,110	3,088

	10,301	9,688	9,023	9,785	9,785	9,837	5,832

Agrium   |   2009 Annual Report

  Segmented Financial Information
  Product lines (millions of U.S. dollars, except per tonne amounts)
The supplementary financial and performance data set out below and on the reverse contains certain financial information and other items that are not measures of our financial performance under either Canadian or U.S. GAAP.

2009											2008
								Cost of										Cost of
			Inventory					Product Sold					Inventory					Product Sold
		Cost of	and Purchase			Sales		and Inventory		Inventory		Cost of	and Purchase			Sales		and Inventory		Inventory
	Net	Product	Commitment	Gross	Gross	Tonnes	Sales	Write-Down	Margin	Tonnes	Net	Product	Commitment	Gross	Gross	Tonnes	Sales	Write-Down	Margin	Tonnes
	Sales	Sold	Write-Down	Profit	Profit (%)	(000s)	($/Tonnes)	($/Tonne)	($/Tonne)	(000s)	Sales	Sold	Write-Down	Profit	Profit (%)	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	(000s)

Retail
Crop nutrients	2,522	2,310	—	212	8						2,718	1,998	93	627	23
Crop protection products	2,638	1,990	—	648	25						2,115	1,539	—	576	27
Seed, services and other	1,004	682	—	322	32						683	460	—	223	33

	6,164	4,982	—	1,182	19						5,516	3,997	93	1,426	26

North America	5,968	4,811	—	1,157	19						5,185	3,746	85	1,354	26
International	196	171	—	25	13						331	251	8	72	22

Wholesale
Nitrogen
Ammonia	444	284	1	159	36	1,085	409	262	147	204	623	405	—	218	35	1,046	596	388	208	285
Urea	632	366	—	266	42	1,972	320	185	135	188	864	455	—	409	47	1,639	527	277	250	219
Other	171	183	1	(13)	(8)	709	241	259	(18)	155	328	243	—	85	26	866	379	281	98	187

Total Nitrogen	1,247	833	2	412	33	3,766	331	222	109	547	1,815	1,103	—	712	39	3,551	511	310	201	691
Potash	333	159	—	174	52	763	436	208	228	305	816	184	—	632	77	1,686	484	109	375	210
Phosphate	436	396	2	38	9	1,004	434	396	38	94	847	426	—	421	50	906	935	470	465	182
Product purchased for resale	816	797	56	(37)	(5)	2,672	305	319	(14)	348	971	892	121	(42)	(4)	1,781	545	569	(24)	886
Other	187	131	1	55	29	567				89	237	169	—	68	29	583

	3,019	2,316	61	642	21	8,772	344	271	73	1,383	4,686	2,774	121	1,791	38	8,507	551	340	211	2,077

Advanced Technologies
Turf and ornamental	222	186	2	34	15						239	194	2	43	18
Agriculture	82	62	—	20	24						113	77	—	36	32

	304	248	2	54	18						352	271	2	79	22

Other inter-segment eliminations	(358)	(423)	—	65							(523)	(450)	—	(73)

Total	9,129	7,123	63	1,943	21						10,031	6,592	216	3,223	32

  Results by segment (millions of U.S. dollars)

2009						2008
			Advanced					Advanced
	Retail	Wholesale	Technology	Other	Total	Retail	Wholesale	Technology	Other	Total

Net sales	6,164	3,019	304	(358)	9,129	5,516	4,686	352	(523)	10,031
Cost of product sold	4,982	2,316	248	(423)	7,123	3,997	2,774	271	(450)	6,592
Inventory and purchase commitment write-down	—	61	2	—	63	93	121	2	—	216

Gross profit	1,182	642	54	65	1,943	1,426	1,791	79	(73)	3,223
Gross profit (%)	19	21	18		21	26	38	22		32
Expenses
Selling	882	34	13	(11)	918	788	29	6	(8)	815
General and administrative	61	30	36	75	202	59	24	31	78	192
Depreciation and amortization	103	5	8	8	124	80	4	10	16	110
Potash profit and capital tax	—	4	—	—	4	—	162	—	—	162
Earnings from equity investees	—	(22)	(5)	—	(27)	—	—	(4)	—	(4)
Asset impairment	—	—	—	—	—	—	87	—	—	87
Other (income) expenses	(27)	97	(1)	73	142	19	37	3	(184)	(125)

Earnings before interest expense, income taxes and non-controlling interests	163	494	3	(80)	580	480	1,448	33	25	1,986
Non-controlling interests	—	1	—	—	1	—	30	—	—	30

EBIT	163	495	3	(80)	581	480	1,478	33	25	2,016

EBITDA	266	607	22	(72)	823	560	1,670	50	41	2,321

  Agrium   |   2009 Annual Report

Performance
Key ratios

(millions of U.S. dollars except where otherwise noted)	2009	2008	2007

DATA
Net sales	9,129	10,031	5,270
EBIT	581	2,016	715
EBITDA	823	2,321	888
Net earnings	366	1,322	441
Cash provided by operating activities	1,404	1,044	494
Working capital	2,539	2,328	2,322
Total assets	9,785	9,837	5,832
Total debt	1,805	2,232	950
Shareholders’ equity	4,592	4,110	3,088
Enterprise value	10,528	7,216	10,850
Number of employees	11,153	10,975	6,618
VALUE RATIOS (:1 except per share amounts)
EBITDA per share	5.24	14.69	6.58
Price to earnings ratio (P/E)	26	4	22
Price to operating cash flow (P/CF)	7	5	20
Enterprise value to EBITDA	13	3	12
Price to book value	2.1	1.3	3.7
Shareholders’ equity to total assets	0.5	0.4	0.5
Book value per common share	29.25	26.18	19.54
LIQUIDITY RATIOS (:1)
Quick ratio	1.2	0.7	2.1
Current ratio	2.0	1.8	2.8
Working capital to net sales	0.3	0.2	0.4
Net sales to total assets	0.9	1.0	0.9
Total asset turnover	0.9	1.3	1.2
PROFITABILITY RATIOS (%)
Return on average invested capital	7	28	17
Return on average shareholders’ equity	8	37	20
DEBT RATIOS (:1 except percentages)
Debt to debt plus equity (%)	28	35	24
Net debt to net debt plus equity (%)	16	31	(22)
EBIT interest coverage	5.3	19.2	10.2
EBITDA interest coverage	7.5	22.1	12.7
Ratio definitions

EBIT =	net earnings (loss) before interest expense and income taxes

EBITDA =	net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment

Enterprise value =	net debt + (period end shares outstanding x closing share price)

Price to earnings =	closing share price
diluted earnings per share + asset impairment (after tax) per share

Price to book value =	closing share price
shareholders’ equity / period end shares outstanding

Quick ratio =	current assets — inventories
current liabilities

Current ratio =	current assets / current liabilities

Total asset turnover =	net sales / average total assets

Return on average invested capital =	EBIT after income taxes / average invested capital

Return on average shareholders’ equity =	net earnings (loss) / average shareholders’ equity

Debt to debt plus equity =	debt (bank indebtedness and long-term debt)
debt + shareholders’ equity

Net debt to net debt plus equity =	net debt (bank indebtedness and long-term debt, less cash)
net debt + shareholders’ equity

EBIT interest coverage =	EBIT / interest expense
Agrium   |   2009 Annual Report

Capital Stock & Trading History
Common share data

(millions, except where otherwise noted)	2009	2008	2007

Average share price (USD)	45.46	68.17	45.14
Closing share price (USD)	61.50	34.13	72.21
Average share price (CAD)	51.18	71.09	47.71
Closing share price (CAD)	65.42	41.47	71.67
Period end common shares outstanding	157	157	158
Period end diluted shares outstanding	158	158	159
U.S. trading volume	843	1,329	399
Canadian trading volume	267	437	199
Total trading volume	1,110	1,766	598
Market capitalization (USD)	9,656	5,358	11,409
Market capitalization (CAD)	10,271	6,511	11,324
Dividends per share (USD)	11¢	11¢	11¢

Debt ratings
as at December 31, 2009	Senior Unsecured Notes and Debentures

Moody’s Investors Service	Baa2
DBRS	BBB
Standard & Poor’s	BBB
Source is MD&A
Agrium   |   2009 Annual Report

General Information

Annual Wholesale production capacity by product group
(000s of tonnes) (a)	Nitrogen	Phosphate	Potash

Canada
Carseland, Alberta	680	—	—
Ft. Saskatchewan, Alberta	700	—	—
Joffre, Alberta	480	—	—
Redwater, Alberta	1,365	660	—
Standard/Granum, Alberta	120	—	—
Vanscoy, Saskatchewan	—	—	2,050

Total Canada	3,345	660	2,050

United States
Borger, Texas	529	—	—
Cincinnati, Ohio (b)	110	—	—
Conda, Idaho	—	535	—
Kennewick, Washington (b)	430	—	—
West Sacramento, California (b)	204	—	—

Total United States	1,273	535	—

International
Profertil, Argentina (c)	635	—	—

Total International	635	—	—

Total	5,253	1,195	2,050

(a)	Net production

(b)	Upgrade facilities which use purchased ammonia in production of upgrade products including UAN, Urea, and Nitric Acid.

(c)	Represents 50 percent Profertil S.A. production.
Product analysis

	Nutrient
	Nitrogen	Phosphorous	Potassium	Sulfur
	(%N)	(%P2O5)	(%K2O)	(%S)

Anhyrous ammonia	82	—	—	—
Urea	46	—	—	—
Urea ammonium nitrate solutions (UAN)	28-32	—	—	—
Monoammonium phosphate (MAP)	11	52	—	—
Superphosphoric acid (SPA)	—	70	—	—
Muriate of potash	—	—	60	—
Ammonium sulfate	21	—	—	24
Production factors

Ammonia (82% N)	production of 1 tonne of ammonia requires:
32-38 MMBtu of natural gas

Urea (46% N)	production of 1 tonne of urea requires:
0.58 tonne of ammonia
0.76 tonne of carbon dioxide

MAP (monoammonium phosphate)	production of 1 tonne of MAP requires:
0.128 tonne of ammonia
1.35 tonnes of 40% P2O5 phosphoric acid
1 tonne of phosphoric acid requires:
1.32 tonnes of phosphate rock
1.12 tonnes of sulfuric acid

UAN (32% N)	production of 1 tonne of UAN requires:
0.443 tonne of ammonium nitrate
0.354 tonne of urea

Agrium   |   2009 Annual Report

Corporate & shareholder information
Corporate and Wholesale Head Office
Agrium Inc.
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609
Advanced Technologies Head Office
Agrium Advanced Technologies (U.S.) Inc.
2915 Rocky Mountain Avenue
Loveland, Colorado, U.S. 80538
Telephone (970) 292-9000
Fax (970) 292-9014
Retail Head Offices
UNITED STATES OF AMERICA
Crop Production Services, Inc.
7251 W. 4th Street
Greeley, Colorado, U.S. 80634
Telephone (970) 356-4400
SOUTH AMERICA
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278, Piso 2
(B1640FTX) Martinez
Provincia de Buenos Aires, Argentina
Telephone 54-11-4717-6441
Fax 54-11-4717-4833
Miguel Morley, Managing Director, South America
Wholesale Sales Offices
CANADA
Agrium Inc.
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7618
Breen Neeser, Vice President,
   Wholesale North American Sales
UNITED STATES OF AMERICA
Agrium U.S. Inc.
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 267-1319
Mike Dennerlein, Director, Eastern Sales
ARGENTINA
Profertil S.A.
Puerto Ingeniero White
Zona Cangrejales
Bahía Blanca (8103)
Buenos Aires Province, Argentina
Telephone 54-291-459-8191
Fax 54-291-459-8036
Daniel Pettarin, General Manager
Annual and Special Meeting
The Annual and Special Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MST) on Wednesday, May 12, 2010, Agrium Place, 13131 Lake Fraser Drive S.E., Calgary, Alberta. Shareholders of record on March 23, 2010, are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.
Investor & media relations contact
Richard Downey
Senior Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609
Privacy officer
Telephone (403) 225-7542
Toll Free (877) 247-4866
E-mail privacyofficer@agrium.com
Auditors
KPMG LLP
Suite 2700, 205 – 5 Avenue SW
Bow Valley Square II
Calgary, Alberta, Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
Transfer agent – Common shares
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Fax (416) 643-5501
E-mail inquiries@cibcmellon.com
Web site www.cibcmellon.com
Trustee – Unsecured notes and debentures
The Bank of New York Mellon
P.O. Box 396
111 Sanders Creek Parkway
East Syracuse, New York, U.S. 13057
Attention: Bondholder Relations
Telephone (800) 254-2826
Web site http://bondholders.bnymellon.com
Corporate web site
www.agrium.com
Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust Company.
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133      Agrium   |   2009 Annual Report

Agrium Inc.
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Agrium U.S. Inc.
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
NYSE and TSX: AGU
www.agrium.com
Annual and special Meeting
Annual and Special Meeting The Annual and Special Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MST) on May 12, 2010 – Agrium Place, 13131 Lake Fraser Drive S.E., Calgary, Alberta. Shareholders of record on March 23, 2010 are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.